Form 10-K, Exhibit 13
period 2006-06-30
LANNETT CO INC
filed 2006-09-13
CIK 57725

Exhibit 13
Annual Report on Form 10-K
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and
Shareholders of Lannett Company, Inc. and Subsidiaries
     We have audited the accompanying consolidated balance sheets of Lannett Company, Inc. (a Pennsylvania corporation) and Subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lannett Company, Inc. and Subsidiaries as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for share based payments as of July 1, 2005.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Lannett Company, Inc. and Subsidiaries’ internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 6, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of internal controls over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania September 6, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and
Shareholders of Lannett Company, Inc. and Subsidiaries
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Lannett Company, Inc. (a Pennsylvania Corporation) and Subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Lannett Company, Inc. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that Lannett Company, Inc. and Subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Lannett Company, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lannett Company, Inc. and Subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006 and our report dated September 6, 2006 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania September 6, 2006

CONSOLIDATED BALANCE SHEETS

	June 30, 2006	June 30, 2005
ASSETS
Current Assets
Cash	$468,359	$4,165,601
Trade accounts receivable (net of allowance of $250,000 and $70,000, respectively)	24,921,671	10,735,529
Inventories	11,476,503	9,988,769
Interest receivable	193,549	—
Prepaid taxes	3,212,511	3,957,993
Deferred tax assets — current portion	1,461,172	3,123,953
Other current assets	1,753,082	1,966,270

Total Current Assets	43,486,847	33,938,115

Property, plant, and equipment	28,782,350	23,746,161
Less accumulated depreciation	(9,136,801)	(7,121,313)

	19,645,549	16,624,848

Construction in progress	1,955,508	2,079,650
Investment securities — available for sale	5,621,609	7,888,708
Note receivable	3,182,498	—
Intangible asset (product rights) — net of accumulated amortization	13,831,168	15,615,835
Deferred tax asset	18,070,674	18,610,159
Other assets	198,211	159,745

TOTAL ASSETS	$105,992,064	$94,917,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Accounts payable	$763,744	$1,208,148
Accrued expenses	5,217,894	1,667,638
Unearned grant funds	500,000	500,000
Current portion of long term debt	1,130,706	2,269,776
Rebates and chargebacks payable	13,012,084	10,750,000

Total Current Liabilities	20,624,428	16,395,562

Long term debt, less current portion	7,065,986	7,262,672
Deferred tax liability	2,545,734	2,009,582

TOTAL LIABILITIES	30,236,148	25,667,816

SHAREHOLDERS’ EQUITY
Common stock — authorized 50,000,000 shares, par value $0.001; issued and outstanding, 24,141,325 and 24,111,140 shares, respectively	24,141	24,111
Additional paid in capital	71,742,402	70,157,431
Retained earnings (deficit)	4,456,387	(512,535)
Accumulated other comprehensive loss	(72,444)	(25,193)

	76,150,486	69,643,814
Less: Treasury stock at cost — 50,900 shares	394,570	394,570

TOTAL SHAREHOLDERS’ EQUITY	75,755,916	69,249,244

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$105,992,064	$94,917,060

     The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FISCAL YEARS ENDED JUNE 30,

	2006	2005	2004

Net sales	$64,060,375	$44,901,645	$63,781,219
Cost of sales (excluding amortization of intangible asset)	33,900,045	31,416,908	26,856,875

Gross profit	30,160,330	13,484,737	36,924,344

Research and development expense	8,102,465	6,265,522	5,895,096
Selling, general, and administrative expense	11,799,994	9,194,377	8,863,966
Amortization of intangible assets	1,784,665	5,516,417	1,314,510
Loss on sale of assets	19,288	1,466	19,803
Loss on impairment/abandonment of assets	—	46,146,613	—

Operating income(loss)	8,453,918	(53,639,658)	20,830,969

OTHER INCOME(EXPENSE):

Interest income	437,470	165,622	43,101
Interest expense	(361,291)	(351,462)	(64,300)

	76,179	(185,840)	(21,199)

Income(loss) before income tax expense(benefit)	8,530,097	(53,825,498)	20,809,770

Income tax expense(benefit)	3,561,175	(21,045,902)	7,594,316

Net income(loss)	$4,968,922	$(32,779,596)	$13,215,454

Basic earnings(loss) per common share	$0.21	$(1.36)	$0.63

Diluted earnings(loss) per common share	$0.21	$(1.36)	$0.63

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FISCAL YEARS ENDED JUNE 30, 2006, 2005 AND 2004

	Common Stock		Additional	Retained
	Shares		Paid-in	Earnings	Treasury	Accum. Other	Shareholders'
	Issued	Amount	Capital	(Deficit)	Stock	Comp. Loss	Equity

BALANCE, JUNE 30, 2003	20,025,871	$20,026	$2,526,077	$19,051,607	$—	$—	$21,597,710

Exercise of stock options	36,867	37	232,079	—	—	—	232,116

Shares issued in connection with employee stock purchase plan	11,972	12	161,699	—	—	—	161,711
Shares issued in connection with JSP product rights contract	4,000,000	4,000	67,036,000	—	—	—	67,040,000
Net income	—	—	—	13,215,454	—	—	13,215,454

BALANCE, JUNE 30, 2004	24,074,710	$24,075	$69,955,855	$32,267,061	$—	$—	$102,246,991

Exercise of stock options	19,126	19	60,892	—	—	—	60,911
Shares issued in connection with employee stock purchase plan	17,304	17	140,684	—	—	—	140,701
Other comprehensive loss	—	—	—	—	—	(25,193)	(25,193)
Cost of treasury stock	—	—	—	—	(394,570)	—	(394,570)
Net loss	—	—	—	(32,779,596)	—	—	(32,779,596)

BALANCE, JUNE 30, 2005	24,111,140	$24,111	$70,157,431	$(512,535)	$(394,570)	$(25,193)	$69,249,244

Exercise of stock options	1,000	1	4,632	—	—	—	4,633
Shares issued in connection with employee stock purchase plan	29,185	29	139,628	—	—	—	139,657
Stock compensation expense	—	—	1,440,711	—	—	—	1,440,711
Other comprehensive loss	—	—	—	—	—	(47,251)	(47,251)
Net income	—	—	—	4,968,922	—	—	4,968,922

BALANCE, JUNE 30, 2006	24,141,325	$24,141	$71,742,402	$4,456,387	$(394,570)	$(72,444)	$75,755,916

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FISCAL YEARS ENDED JUNE 30,

	2006	2005	2004

OPERATING ACTIVITIES:

Net income (loss)	$4,968,922	$(32,779,596)	$13,215,454
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,967,128	6,970,932	2,506,427
(Gain) Loss on disposal/impairment of assets	(5,945)	46,093,236	19,803
Deferred tax	2,738,418	(20,229,832)	(37,209)
Stock compensation expense	1,440,711	—	—
Changes in assets and liabilities which provided cash:
Trade accounts receivable	(11,924,058)	15,370,358	(12,953,719)
Inventories	(1,487,734)	2,824,481	(4,637,452)
Prepaid taxes	745,482	(3,075,380)	(882,613)
Prepaid expenses and other current assets	(18,827)	(905,862)	(356,057)
Accounts payable	(444,404)	(4,431,906)	9,089,751
Accrued expenses	3,550,256	(1,757,219)	2,898,429
Income taxes payable	—	—	(63,617)

Net cash provided by operating activities	3,529,949	8,079,212	8,799,197

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,114,626)	(3,213,297)	(10,749,636)
Note receivable	(3,182,498)	—	—
Purchase of intangible asset	—	(1,500,000)	—
Proceeds from sale of property, plant and equipment	41,550	—	—
Sales(purchases) of AFS investment securities	2,219,848	(7,913,901)	—

Net cash used in investing activities	(6,035,726)	(12,627,198)	(10,749,636)

FINANCING ACTIVITIES:
Repayments of debt	(7,585,755)	(2,163,015)	(1,085,669)
Proceeds from grant funding	—	500,000	—
Proceeds from debt, net of restricted cash released in 2004	6,250,000	1,602,606	8,080,724
Proceeds from issuance of stock	144,290	201,612	393,827
Treasury stock transactions	—	(394,570)	—

Net cash (used in)provided by financing activities	(1,191,465)	(253,367)	7,388,882

NET (DECREASE)/INCREASE IN CASH	(3,697,242)	(4,801,353)	5,438,443

CASH, BEGINNING OF YEAR	4,165,601	8,966,954	3,528,511

CASH, END OF YEAR	$468,359	$4,165,601	$8,966,954

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
Interest paid	$321,277	$351,462	$32,102

Income taxes paid	$50,000	$3,149,620	$8,540,546

Non-Cash Transaction: In Fiscal 2004, the Company had a non-cash transaction associated with the JSP Product Rights Contract. For the exclusive rights to all of JSP products, the Company issued 4,000,000 shares to JSP. The Company recorded an intangible asset in the amount of $67,040,000. No cash was exchanged in the transaction.
The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Summary of Significant Accounting Policies
Lannett Company, Inc. and subsidiaries (the “Company”), a Delaware corporation, develops, manufactures, packages, markets and distributes pharmaceutical products sold under generic chemical names.
The Company is engaged in an industry which is subject to considerable government regulation related to the development, manufacturing and marketing of pharmaceutical products. In the normal course of business, the Company periodically responds to inquiries or engages in administrative and judicial proceedings involving regulatory authorities, particularly the Food and Drug Administration (FDA) and the Drug Enforcement Agency (DEA).
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Principles of Consolidation — The consolidated financial statements include the accounts of the operating parent company, Lannett Company, Inc., its wholly owned subsidiary, Lannett Holdings, Inc., and its inactive wholly owned subsidiary, Astrochem Corporation. All intercompany accounts and transactions have been eliminated.
Revenue Recognition — The Company recognizes revenue when its products are shipped. At this point, title and risk of loss have transferred to the customer and provisions for estimates, including rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable. Accruals for these provisions are presented in the consolidated financial statements as rebates and chargebacks payable and reductions to net sales. The change in the reserves for various sales adjustments may not be proportionally equal to the change in sales because of changes in both the product and the customer mix. Increased sales to wholesalers will generally require additional accruals as they are the primary recipient of chargebacks and rebates. Incentives offered to secure sales vary from product to product. Provisions for estimated rebates and promotional credits are estimated based upon contractual terms. Provisions for other customer credits, such as price adjustments, returns, and chargebacks, require management to make subjective judgments on customer mix. Unlike branded innovator drug companies, Lannett does not use information about product levels in distribution channels from third-party sources, such as IMS and NDC Health, in estimating future returns and other credits. Lannett calculates a chargeback/rebate rate based on contractual terms with its customers and applies this rate to customer sales. The only variable is customer mix, and this is based on historical data and sales expectations. The chargeback/rebate reserve is reviewed on a monthly basis by management using several ratio and calculated metrics. Lannett’s methodology for estimating reserves has been consistent with previous periods.
Chargebacks — The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue. The Company sells its products directly to wholesale distributors, generic distributors, retail pharmacy chains, and mail-order pharmacies. The Company also sells its products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes, and group purchasing organizations, collectively referred to as “indirect customers.” Lannett enters into agreements with its indirect customers to establish pricing for certain products. The indirect customers then independently select a wholesaler from which to actually purchase the products at these agreed-upon prices. Lannett will provide credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler’s invoice price if the price sold to the indirect customer is lower than the direct price to the wholesaler. This credit is called a chargeback. The provision for chargebacks is based on expected sell-through levels by the Company’s wholesale customers to the indirect customers and estimated wholesaler inventory levels. As sales to the large wholesale customers, such as Cardinal Health, AmerisourceBergen, and McKesson, increase, the reserve for chargebacks will also generally increase. However, the size of the increase depends on the product mix. The Company continually monitors the reserve for chargebacks and makes adjustments when management believes that actual chargebacks may differ from estimated reserves.
Rebates — Rebates are offered to the Company’s key customers to promote customer loyalty and encourage greater product sales. These rebate programs provide customers with rebate credits upon attainment of pre-established volumes or attainment of net sales milestones for a specified period. Other promotional programs are incentive programs offered to the customers. At the time of shipment, the Company estimates reserves for rebates and other promotional credit programs based on the specific terms in each agreement. The reserve for rebates increases as sales to certain wholesale and retail customers increase. However, these rebate programs are tailored to the customers’ individual programs. Hence, the reserve will depend on the mix of customers that comprise such rebate programs.
Returns — Consistent with industry practice, the Company has a product returns policy that allows select customers to return product within a specified period prior to and subsequent to the product’s lot expiration date in exchange for a credit to be applied to future purchases. The Company’s policy requires that the customer obtain pre-approval from the Company for any qualifying return. The Company estimates its provision for returns based on historical experience, changes to business practices, and credit terms. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors the provisions for returns and makes adjustments when management believes that actual product returns may differ from established reserves. Generally, the reserve for returns increases as net sales increase. The reserve for returns is included in the rebates and chargebacks payable account on the balance sheet.
Other Adjustments — Other adjustments consist primarily of price adjustments, also known as “shelf stock adjustments,” which are credits issued to reflect decreases in the selling prices of the Company’s products that customers have remaining in their inventories at the time of the price reduction. Decreases in selling prices are discretionary decisions made by management to reflect competitive market conditions. Amounts recorded for estimated shelf stock adjustments are based upon specified terms with direct customers, estimated declines in market prices, and estimates of inventory held by customers. The Company regularly monitors these and other factors and evaluates the reserve as additional information becomes available. Other adjustments are included in the rebates and chargebacks payable account on the balance sheet.
The following tables identify the reserves for each major category of revenue allowance and a summary of the activity for the fiscal years ended June 30, 2006, 2005 and 2004:
For the Year Ended June 30, 2006

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000
Actual Credits Issued-Related To Sales Recorded in Fiscal 2005	(7,920,500)	(1,460,500)	(1,272,400)	(59,300)	(10,712,700)
Additional Reserves Charged to Net Sales During Fiscal 2006	28,237,000	6,188,500	497,300	1,298,200	36,221,000

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Actual Credits Issued-Related To Sales Recorded in Fiscal 2006	(18,178,800)	(3,573,700)	(500,900)	(992,800)	(23,246,200)

Reserve Balance as of June 30, 2006	$10,137,400	$2,183,100	$416,000	$275,600	$13,012,100

For the Year Ended June 30, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000
Actual Credits Issued-Related To Sales Recorded in Fiscal 2004	(4,978,300)	(1,970,000)	(523,100)	(95,800)	(7,567,200)
Additional Reserves Charged to Net Sales During Fiscal 2005	21,028,100	7,100,100	2,933,900	623,400	31,685,500
Actual Credits Issued-Related To Sales Recorded in Fiscal 2005	(14,534,600)	(5,965,500)	(1,166,800)	(586,400)	(22,253,300)

Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692.000	$29,500	$10,750,000

For the Year Ended June 30, 2004

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2003	$1,638,000	$889,900	$210,200	$33,900	$2,772,000
Actual Credits Issued-Related To Sales Recorded in Fiscal 2003	(1,604,000)	(1,166,400)	(182,700)	—	(2,953,100)
Actual Credits Issued-Related To Sales Recorded in Fiscal 2004	(12,447,000)	(2,723,200)	(60,100)	(410,000)	(15,640,300)
Additional Reserves Charged to Net Sales During Fiscal 2004	18,897,500	4,863,900	480,600	464,400	24,706,400

Reserve Balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000

The Company ships its products to the warehouses of its wholesale and retail chain customers. When the Company and a customer come to an agreement for the supply of a product, the customer will generally continue to purchase the product, stock its warehouse(s), and resell the product to its own customers. The Company’s customer will continually reorder the product as its warehouse is depleted. The Company generally has no minimum size orders for its customers. Additionally, most warehousing customers prefer not to stock excess inventory levels due to the additional carrying costs and inefficiencies created by holding excess inventory. As such, the Company’s customers continually reorder the Company’s products. It is common for the Company’s customers to order the same products on a monthly basis. For generic pharmaceutical manufacturers, it is critical to ensure that customers’ warehouses are adequately stocked with its products. This is important due to the fact that several generic competitors compete for the consumer demand for a given product. Availability of inventory ensures that a manufacturer’s product is considered. Otherwise, retail prescriptions would be filled with competitors’ products. For this reason, the Company periodically offers incentives to its customers to purchase its products. These incentives are generally up-front discounts off its standard prices at the beginning of a generic campaign launch for a newly-approved or newly-introduced product, or when a customer purchases a Lannett product for the first time. Customers generally inform the Company that such purchases represent an estimate of expected resale for a period of time. This period of time is generally up to three months. The Company records this revenue, net of any discounts offered and accepted by its customers at the time of shipment. The Company’s products have either 24 months or 36 months of shelf-life at the time of manufacture. The Company monitors its customers’ purchasing trends to attempt to identify any significant lapses in purchasing activity. If the Company observes a lack of recent activity, inquiries will be made to such customer regarding the success of the customer’s resale efforts. The Company attempts to minimize any potential return (or shelf life issues) by maintaining an active dialogue with the customers.
The products that the Company sells are generic versions of brand named drugs. The consumer markets for such drugs are well-established markets with many years of historically-confirmed consumer demand. Such consumer demand may be affected by several factors, including alternative treatments and costs, etc. However, the effects of changes in such consumer demand for the Company’s products, like generic products manufactured by other generic companies, are gradual in nature. Any overall decrease in consumer demand for generic products generally occurs over an extended period of time. This is because there are thousands of doctors, prescribers, third-party payers, institutional formularies and other buyers of drugs that must change prescribing habits and medicinal practices before such a decrease would affect a generic drug market. If the historical data the Company uses and the assumptions management makes to calculate its estimates of future returns, chargebacks, and other credits do not accurately approximate future activity, its net sales, gross profit, net income and earnings per share could change. However, management believes that these estimates are reasonable based upon historical experience and current conditions.
Accounts Receivable — The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within both the Company’s expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past.
Inventories — The Company values its inventory at the lower of cost (determined by the first-in, first-out method) or market, regularly reviews inventory quantities on hand, and records a provision for excess and obsolete inventory based primarily on estimated forecasts of product demand and production requirements. The Company’s estimates of future product demand may fluctuate, in which case estimates required for excess and obsolete inventory may increase. In the future, if the Company’s inventory is determined to be overvalued, the Company would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have recognized excess cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.
Property, Plant and Equipment — Property, plant and equipment are stated at cost. Depreciation is provided for by the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for the fiscal years ended June 30, 2006, 2005, and 2004 was approximately $2,099,000, $1,799,000, and $1,192,000, respectively.
Investment Securities — The Company’s investment securities consist of marketable debt securities, primarily in U.S. government and agency obligations. All of the Company’s marketable debt securities are classified as available-for-sale and recorded at fair value, based on quoted market prices. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive loss. No gains or losses on marketable debt securities are realized until they are sold or a decline in fair value is determined to be other-than-temporary. If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. There were no securities determined by management to be other-than-temporarily impaired for the twelve month period ended June 30, 2006.
Deferred Debt Acquisition Costs — Costs incurred in connection with obtaining financing are amortized by the straight-line method over the term of the loan agreements. Amortization expense for debt acquisition costs for the fiscal years ended June 30, 2006, 2005 and 2004 was approximately $83,000, $23,000, and $35,000, respectively.
Shipping and Handling Costs — The cost of shipping products to customers is recognized at the time the products are shipped, and is included in Cost of Sales.
Research and Development — Research and development expenses are charged to operations as incurred.
Intangible Assets — On March 23, 2004, the Company entered into an agreement with Jerome Stevens Pharmaceuticals, Inc. (JSP) for the exclusive marketing and distribution rights in the United States to the current line of JSP products in exchange for four million (4,000,000) shares of the Company’s common stock. As a result of the JSP agreement, the Company recorded an intangible asset of $67,040,000 for the exclusive marketing and distribution rights obtained from JSP. The intangible asset was recorded based upon the fair value of the four million (4,000,000) shares at the time of issuance to JSP. The agreement was included as an Exhibit in the Form 8-K filed by the Company on May 5, 2004, as subsequently amended.
In June 2004, JSP’s Levothyroxine Sodium tablet product received from the FDA an AB rating to the brand drug Levoxyl®. In December 2004, the product received from the FDA a second AB rating to the brand drug Synthroid®. As a result of the dual AB ratings, the Company was required to pay JSP an additional $1.5 million in cash to reimburse JSP for expenses related to obtaining the AB ratings. As of June 30, 2005, the Company had recorded an addition to the intangible asset of $1.5 million.
During Fiscal 2005, events occurred (as described in subsequent paragraphs) which indicated that the carrying value of the intangible asset was not recoverable. In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company engaged a third party valuation specialist to assist in the performance of an impairment test for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset (inclusive of the $1.5 million payable to JSP for the second AB rating). As a result of the testing, the Company had determined that the intangible asset was impaired as of March 31, 2005. In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of the date of the impairment. This impairment loss is shown on the statement of operations as a component of operating loss. Management concluded that, as of June 30, 2006, the intangible asset is correctly stated at fair value and, therefore, no adjustment was required.
Several factors contributed to the impairment of this asset. In December 2004, the Levothyroxine Sodium tablet product received the AB rating to Synthroid®. The expected sales increase as a result of the AB rating did not occur in the third quarter of 2005. The delay in receiving the AB rating to Synthroid® caused the Company to be competitively disadvantaged with its Levothyroxine Sodium tablet product and to lose market share to competitors whose products had already received AB ratings to both major brand thyroid deficiency drugs. Additionally, the generic market for thyroid deficiency drugs turned out to be smaller than it was anticipated to be as a result of a lower brand-to-generic substitution rate. Increased competition in the generic drug market, both from existing competitors and new entrants, has resulted in significant pricing pressure on other products supplied by JSP. The combination of these factors resulted in diminished forecasted future net cash flow which, when discounted, yield a lower present value than the carrying value of the asset before impairment.

The Company will incur annual amortization expense of approximately $1,785,000 for the intangible asset over the remaining term of the contract. For the period ending June 30, 2005, the Company incurred $5,516,000 of non-cash amortization expense associated with the JSP intangible asset.
Future annual amortization expense of the JSP intangible asset consists of the following:

Fiscal Year Ending June 30,	Annual Amortization Expense

2007	$1,785,000
2008	1,785,000
2009	1,785,000
2010	1,785,000
2011	1,785,000
Thereafter	4,906,000

$13,831,000

Advertising Costs — The Company charges advertising costs to operations as incurred. Advertising expense for the fiscal years ended June 30, 2006, 2005 and 2004 was approximately $165,000, $157,000, and $291,000, respectively.
Income Taxes — The Company uses the liability method specified by Statement of Financial Accounting Standards No. 109 (FAS), Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense/(benefit) is the result of changes in deferred tax assets and liabilities.
Segment Information — The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131 (FAS 131), Disclosures about Segments of an Enterprise and Related Information. The Company operates one business segment — generic pharmaceuticals, accordingly the Company has one reporting segment. In accordance with FAS 131, the Company aggregates its financial information for all products and reports on one operating segment. The following table identifies the Company’s approximate net product sales by medical indication for the fiscal years ended June 30, 2006, 2005 and 2004:

	For the Fiscal Year Ended June 30,
Medical Indication	2006	2005	2004

Migraine Headache	$11,667,330	$11,808,286	$16,516,171
Epilepsy	12,815,637	14,019,832	18,411,603
Heart Failure	7,214,182	5,608,899	9,089,493
Thyroid Deficiency	17,931,743	10,700,868	17,684,639
Other	14,431,483	2,763,760	2,079,313

Total	$64,060,375	$44,901,645	$63,781,219

Long-Lived Assets — In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company engaged a third party valuation specialist to assist in the performance of an impairment test on the JSP product rights intangible asset for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset (inclusive of the $1.5 million payable to JSP for the second AB rating). As a result of the testing, the Company has determined that the intangible asset was impaired as of March 31, 2005. In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of March 31, 2005. This impairment loss is shown on the statement of operations as a component of operating loss. Impairment losses recognized during the years ended June 30, 2006, 2005 and 2004 were $0, $46,093,000, and $0, respectively.
Concentration of Market and Credit Risk — Five of the Company’s products, defined as generics containing the same active ingredient or combination of ingredients, accounted for approximately 28%, 20%, 11%, 10%, and 7% of net sales for the fiscal year ended June 30, 2006; and 24%, 31%, 12%, 16%, and 10%, respectively, of net sales for the fiscal year ended June 30, 2005, and 22%, 21%, 17%, 15%, and 10%for the fiscal year ended June 30, 2004.
Three of the Company’s customers accounted for 17%, 15%, and 5%, respectively, of net sales for the fiscal year ended June 30, 2006; and 17%, 14%, and 9%, respectively, of net sales for the fiscal year ended June 30, 2005 and 17%, 17%, and 10%, respectively, of net sales for the fiscal year ended June 30, 2004.
Credit terms are offered to customers based on evaluations of the customers’ financial condition. Generally, collateral is not required from customers. Accounts receivable payment terms vary and are stated in the financial statements at amounts due from customers net of an allowance for doubtful accounts. Accounts remaining outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
Stock Options — In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (R), “Share-Based Payment” (SFAS 123(R)). This standard is a revision of SFAS 123, “Accounting for Stock-Based Compensation” and supercedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) addresses the accounting for share-based compensation in which we receive employee services in exchange for our equity instruments. Under the standard, we are required to recognize compensation cost for share-based compensation issued to or purchased by employees, net of estimated forfeitures, under share-based compensation plans using a fair value method.
At June 30, 2006, the Company had two stock-based employee compensation plans. The Company adopted an Incentive Stock Option Plan in 2003 (the “2003” plan) that authorized 1,125,000 shares to be reserved. The options generally vest over a three-year period and expire no later than 10 years from the date of grant. Prior to July 1, 2005, the Company accounted for those plans under the recognition and measurement provisions of APB 25, and related Interpretations, as permitted by SFAS 123. No stock-based employee compensation cost was recognized in the Statement of Operations for the fiscal year ended June 30, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective-transition method.
Accordingly, prior periods have not been restated. Under this method, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the period of adoption. We measured share-based compensation cost using the Black-Scholes option pricing model. The following ranges of assumptions were used to compute share-based compensation:

Risk-free interest rate	2.92% - 4.5%
Expected volatility	55% -59.46%
Expected dividend yield	0.0%
Expected life (in years)	5.00
Forfeiture rate	3.0%
Weighted average fair value at date of grant	$2.36 - $9.54
Expected volatility is based on the historical volatility of the price of our common shares since the date we commenced trading on the AMEX, April 2002. We use historical information to estimate expected life and forfeitures within the valuation model. The expected term of awards represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Compensation cost is recognized using a straight-line method over the vesting or service period and is net of estimated forfeitures.
The forfeiture rate assumption is the estimated annual rate at which unvested awards will be forfeited during the next year. This assumption is based on our historical forfeiture rate. Periodically, management will assess whether it is necessary to adjust the forfeiture rate to reflect its expectations. For example, adjustments may be needed if, historically, forfeitures were affected mainly by turnover that resulted from a business restructuring that is not expected to recur.
The following table presents all share-based compensation costs recognized in our statements of income. All share based compensation expenses are included in S,G&A:

	Twelve months ended June 30,
	2006	2005	2004

Method used to account for share-based compensation	Fair Value	Intrinsic	Intrinsic

Share-based compensation under SFAS 123(R)	$1,440,711	$—	$—

Tax benefit at effective rate	$317,400	$—	$—

The following table illustrates the pro forma effect on net income and earnings per share if we had recorded compensation expense based on the fair value method for all share-based compensation awards:

	Twelve months ended June 30,
	2006	2005	2004
Net income (loss) — as reported	$4,968,922	$(32,779,597)	$13,215,454

Deduct: total share-based compensation, determined under fair value based method	—	(2,616,888)	(950,658)
Add: tax benefit at effective rate	—	1,023,203	346,933
Net income (loss) — pro forma	$4,968,922	$(34,373,282)	$12,611,729

Basic earnings (loss) per share — as reported	$0.21	$(1.36)	$0.63
Basic earnings (loss) per share — pro forma	$0.21	$(1.43)	$0.61
Diluted earnings (loss) per share — as reported	$0.21	$(1.36)	$0.63
Diluted earnings (loss) per share — pro forma	$0.21	$(1.43)	$0.60
A summary of award activity under the Plans as of June 30, 2006, and changes during the twelve months then ended, is presented below:

		Weighted-		Weighted
		Average	Aggregate	Average
		Exercise	Intrinsic	Contractual
	Awards	Price	Value	Life

Outstanding at July 1, 2005	857,108	$13.72
Granted	108,500	$6.07
Exercised	1,000	$4.63
Forfeited or expired	172,605	$—
Outstanding at June 30, 2006	792,003	$10.89	$—	7.3
Outstanding at June 30, 2006 and not yet vested	297,780	$9.92	$—	7.8
Exercisable at June 30, 2006	494,223	$11.47	$—	7.1

		Weighted-		Weighted
		Average	Aggregate	Average
		Exercise	Intrinsic	Contractual
	Awards	Price	Value	Life

Outstanding at July 1, 2004	801,424	$12.45
Granted	131,070	$7.42
Exercised	19,126	$3.70
Forfeited or expired	56,260	$14.02
Outstanding at June 30, 2005	857,108	$13.72	$—	8.3
Outstanding at June 30, 2005 and not yet vested	491,045	$14.43	$—	8.7
Exercisable at June 30, 2005	366,063	$12.85	$—	7.7

		Weighted-		Weighted
		Average	Aggregate	Average
		Exercise	Intrinsic	Contractual
	Awards	Price	Value	Life

Outstanding at July 1, 2003	409,721	$7.47
Granted	428,570	$16.69
Exercised	36,867	$6.29
Forfeited or expired	—	$—
Outstanding at June 30, 2004	801,424	$12.45	$	8.9
Outstanding at June 30, 2004 and not yet vested	622,240	$13.91	$	9.2
Exercisable at June 30, 2004	179,184	$7.39	$	8.0
As of June 30, 2006, there was approximately $1,210,000 of total unrecognized compensation cost related to nonvested share-based compensation awards granted under the Plans. That cost is expected to be recognized over a weighted average period of 1.2 years
Unearned Grant Funds — The Company records all grant funds received as a liability until the Company fulfills all the requirements of the grant funding program.
Earnings per Common Share — SFAS No. 128, Earnings Per Share, requires a dual presentation of basic and diluted earnings per share on the face of the Company’s consolidated statement of income and a reconciliation of the computation of basic earnings per share to diluted earnings per share. Basic earnings per share excludes the dilutive impact of common stock equivalents and is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share include the effect of potential dilution from the exercise of outstanding common stock equivalents into common stock using the treasury stock method. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128. A reconciliation of the Company’s basic and diluted earnings per share follows:

	2006		2005		2004
	Net Income	Shares	Net Loss	Shares	Net Income	Shares
	(Numerator)	(Denominator)	(Numerator)	(Denominator)	(Numerator)	(Denominator)

Basic earnings/(loss) per share factors	$4,968,922	24,130,224	$(32,779,596)	24,097,472	$13,215,454	20,831,750
Effect of potentially dilutive option plans		24,185		—		222,194

Diluted (loss)/earnings per share factors	$4,968,922	24,154,409	$(32,779,596)	24,097,472	$13,215,454	21,053,944

Basic (loss)/earnings per share	$0.21		$(1.36)		$0.63
Diluted (loss)/earnings per share	$0.21		$(1.36)		$0.63
Dilutive shares have been excluded in the weighted average shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive. The number of anti-dilutive shares that have been excluded in the computation of diluted earnings per share for the fiscal years ended June 30, 2006, 2005 and 2004 were 653,003, 857,108, and 178,500, respectively.
Fair Value of Financial Instruments — The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The carrying values of cash and cash equivalents, trade receivables, and trade payables are considered to be representative of their respective fair values.
The Company’s debt instruments are fixed rate, with a lower interest rate than the prevailing market rates. The Company has been able to obtain favorable rates through Philadelphia and Pennsylvania Industrial Development Authorities.

Note 2. New Accounting Standards
In March 2005, the FASB issued FIN 47 “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005.
In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted material or spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred beginning January 1, 2006. The adoption of this standard did not have any impact on the Company in the current fiscal year.
In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154). Previously, APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” required the inclusion of the cumulative effect of changes in accounting principle in net income of the period of the change. SFAS No. 154 requires companies to recognize a change in accounting principle, including a change required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior period financial statements. SFAS No. 154 was effective as of January 1, 2006. The adoption of this standard did not have any impact on the Company in the current fiscal year.
In September 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04—13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (EITF 04—13). EITF 04—13 provides guidance on whether two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction within the scope of APB No. 29, “Accounting for Nonmonetary Transactions.” In addition, EITF 04—13 indicates whether nonmonetary exchanges of inventory within the same line of business should be recognized at cost or fair value. EITF 04—13 will be effective as of April 1, 2006. There has been no impact on the Company’s financial statements from the effective date, April 1, 2006 to date.
In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)—6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP No. 46(R)—6). This pronouncement provides guidance on how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” which could impact the assessment of whether certain variable interest entities are consolidated. FSP No. 46(R)—6 will be effective for the Company on July 1, 2006. FSP No. 46(R)—6 has had no impact to the Company in the current year.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), to clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” Effective January 1, 2007, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the impact, if any, that FIN 48 will have on its financial statements.

Note 3. Inventories
Inventories at June 30, 2006 and 2005 consist of the following:

	2006	2005
Raw Materials	$5,143,714	$5,091,883
Work-in-process	1,438,794	1,351,112
Finished Goods	4,511,274	3,303,478
Packaging Supplies	382,721	242,296

	$11,476,503	$9,988,769

The preceding amounts are net of inventory obsolescence reserves of $1,054,498 and $5,300,000 at June 30, 2006 and 2005, respectively.
Note 4. Property, Plant and Equipment
Property, plant and equipment at June 30, 2006 and 2005 consist of the following:

	Useful Lives	2006	2005

Land	—	$233,414	$233,414
Building and improvements	10 — 39 years	10,612,954	9,339,706
Machinery and equipment	5 — 10 years	17,109,279	13,347,416
Furniture and fixtures	5 — 7 years	826,703	825,625

		$28,782,350	$23,746,161
Less accumulated depreciation		(9,136,801)	(7,121,313)

Total		$19,645,549	$16,624,848

Note 5. Bank Line of Credit
The Company has a $3,000,000 line of credit from Wachovia Bank, N.A. that bears interest at the prime interest rate less 0.25% (8.00% at June 30, 2006). The line of credit was renewed and extended to November 30, 2006. At June 30, 2006 and 2005, the Company had $0 outstanding and $3,000,000 available under the line of credit. The line of credit is collateralized by substantially all of the Company’s assets. The Company currently has no plans to borrow under this line of credit.

Note 6. Long-Term Debt
Long-term debt at June 30, 2006 and 2005 consists of the following

	June 30,	June 30,
	2006	2005

PIDC Regional Center, LP III loan	$4,500,000	$—
Pennsylvania Industrial Development Authority loan	1,221,780	—
Pennsylvania Department of Community & Economic Development loan	476,560	—
Tax-exempt bond loan (PAID)	955,566	1,645,720
Mortgage loan	—	2,700,000
Equipment loan	1,042,786	4,486,729
Construction loan	—	699,999

Total debt	8,196,692	9,532,448
Less current portion	1,130,706	2,269,776

Long term debt	$7,065,986	$7,262,672

On December 13, 2005, the Company refinanced $5,750,000 of its debt through the Philadelphia Industrial Development Corporation (PIDC) and the Pennsylvania Industrial Development Authority (PIDA). With the proceeds from the refinancing, the Company paid off its Mortgage and Construction Loan, as well as a portion of the Equipment loan. These loans were with Wachovia Bank. The Company financed $4,500,000 through the Immigrant Investor Program (PIDC Regional Center, LP III). The Company will pay a bi-annual interest payment at a rate equal to two and one-half percent per annum. The outstanding principal balance shall be due and payable 5 years (60 months) from January 1, 2006. The remaining $1,250,000 is financed through the PIDA Loan. The Company is required to make equal payments each month for 180 months starting February 1, 2006 with interest of two and three-quarter percent per annum. The PIDA Loan has $1,221,780 outstanding as of June 30, 2006, and $69,060 is currently due; none of the PIDC Loan is currently due.
An additional $500,000 was financed through the Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund. The Company is required to make equal payments for 60 months starting May 1, 2006 with interest of two and three quarter percent per annum. As of June 30, 2006, $476,560 is outstanding, and $86,130 is currently due.
In April 1999, the Company entered into a loan agreement (the “Agreement”) with a governmental authority, the Philadelphia Authority for Industrial Development (the “Authority” or “PAID”), to finance future construction and growth projects of the Company. The Authority issued $3,700,000 in tax-exempt variable rate demand and fixed rate revenue bonds to provide the funds to finance such growth projects pursuant to a trust indenture (“the Trust Indenture”). A portion of the Company’s proceeds from the bonds was used to pay for bond issuance costs of approximately $170,000. The Trust Indenture requires that the Company repay the Authority loan through installment payments beginning in May 2003 and continuing through May 2014, the year the bonds mature. The bonds bear interest at the floating variable rate determined by the organization responsible for selling the bonds (the “remarketing agent”). The interest rate fluctuates on a weekly basis. The effective interest rate at June 30, 2006 was 4.13%. At June 30, 2006, the Company has $955,566 outstanding on the Authority loan, of which $654,996 is classified as currently due. The remainder is classified as a long-term liability. In April 1999, an irrevocable letter of credit of $3,770,000 was issued by Wachovia Bank, National Association (Wachovia) to secure payment of the Authority Loan and a portion of the related accrued interest. At June 30, 2006, no portion of the letter of credit has been utilized.
The Equipment Loan consists of a term loan with a maturity date of five years. The Company, as part of the 2003 Loan Financing agreement with Wachovia, is required to make equal payments of principal and interest. As of June 30, 2006, the Company has outstanding $1,042,786 under the Equipment Loan, of which $320,520 is classified as currently due.
The financing facilities under the 2003 Loan Financing, of which only the Equipment Loan is left, bear interest at a variable rate equal to the LIBOR rate plus 150 basis points. The LIBOR rate is the rate per annum, based on a 30-day interest period, quoted two business days prior to the first day of such interest period for the offering by leading banks in the London interbank market of dollar deposits. As of June 30, 2006, the interest rate for the 2003 Loan Financing (of which only the Equipment loan remains) was 6.85%.
The Company has executed Security Agreements with Wachovia, PIDA and PIDC in which the Company has agreed to pledge substantially all of its assets to collateralize the amounts due.
The terms of the Equipment loan require that the Company meet certain financial covenants and reporting standards, including the attainment of standard financial liquidity and net worth ratios. As of June 30, 2006, the Company has complied with such terms, and successfully met its financial covenants.
Long-term debt amounts are due as follows:

Fiscal Year Ending	Amounts Payable
June 30,	to Institutions

2007	$1,130,706
2008	824,892
2009	458,709
2010	259,397
2011	4,665,256
Thereafter	857,732

$8,196,692

Note 7. Income Taxes
The provision for income taxes consists of the following for the years ended June 30,

	2006	2005	2004

Current Income Taxes Federal	$822,617	$(815,930)	$6,054,428
State and Local Taxes	—	—	1,577,097

Total	822,617	(815,930)	7,631,525

Deferred Income Taxes Federal	2,281,537	(16,861,925)	(35,349)
State and Local Taxes	457,021	(3,368,047)	(1,860)

Total	2,738,558	(20,229,972)	(37,209)

Total	$3,561,175	$(21,045,902)	$7,594,316

A reconciliation of the differences between the effective rates and statutory rates is as follows:

	2006	2005	2004
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax, net	3.5%	4.1%	4.9%
Disqualifying dispositions	0.0%	0.0%	-0.8%
Non deductible expenses	3.0%
Other	0.2%	0.0%	-2.6%

Income taxes expense	41.7%	39.1%	36.5%

The principal types of differences between assets and liabilities for financial statement and tax return purposes are accruals, reserves, impairment of intangibles, accumulated amortization, accumulated depreciation and stock compensation which began in Fiscal 2006. A deferred tax asset is recorded for the future benefits created by the timing of accruals and reserves and the application of different amortization lives for financial statement and tax return purposes. A deferred tax liability is recorded for the future liability created by different depreciation methods for financial statement and tax return purposes.
As of June 30, 2006 and 2005, temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets:
Accrued expenses	$54,765	$13,929
Stock Compensation Expense	319,036	—
Unearned Grant Funds	195,000	—
Reserves for Accounts Receivable and Inventory	1,406,407	3,109,884
Intangible impairment	16,777,944	17,976,270
State net operating loss	268,783	158,517
Accumulated Amortization on Intangible Asset	509,911	475,512

	19,531,846	21,734,112
Valuation allowance	—	—

Total	19,531,846	21,734,112

Deferred tax liabilities:
Prepaid Expenses	44,029	103,479
Property, Plant and Equipment	2,501,705	1,906,103

Net Deferred Tax Asset/(Liability)	$16,986,112	$19,724,530

Note 8. Employee Stock Purchase Plan
In February 2003, the Company’s shareholders approved an Employee Stock Purchase Plan (“ESPP”). Employees eligible to participate in the ESPP may purchase shares of the Company’s stock at 85% of the lower of the fair market value of the common stock on the first day of the calendar quarter, or the last day of the calendar quarter. Under the ESPP, employees can authorize the Company to withhold up to 10% of their compensation during any quarterly offering period, subject to certain limitations. The ESPP was implemented on April 1, 2003 and is qualified under Section 423 of the Internal Revenue Code. The Board of Directors authorized an aggregate total of 1,125,000 shares of the Company’s common stock for issuance under the ESPP. As of June 30, 2006, 58,461 shares have been issued under the ESPP. Compensation expense of $43,975, $24,829 and $50,782 has been recognized in fiscal years 2006, 2005 and 2004, respectively, relating to the ESPP.
Note 9. Employee Benefit Plan
The Company has a defined contribution 401k plan (the “Plan”) covering substantially all employees. Pursuant to the Plan provisions, the Company is required to make matching contributions equal to each employee’s contribution, but not to exceed 3% of the employee’s compensation for the Plan year. Contributions to the Plan during the years ended June 30, 2006, 2005 and 2004 were $240,000, $246,000, and $187,000, respectively.
Note 10. Contingencies
The Company monitors its compliance with all environmental laws. Any compliance costs which may be incurred are contingent upon the results of future site monitoring and will be charged to operations when incurred. No monitoring costs were incurred during the years ended June 30, 2006, 2005 and 2004.
The Company is currently engaged in several civil actions as a co-defendant with many other manufacturers of Diethylstilbestrol (“DES”), a synthetic hormone. Prior litigation established that the Company’s pro rata share of any liability is less than one-tenth of one percent. Due to the fact that prior litigation established the “market share” method of prorating liability amongst the companies that manufactured DES during the drug’s commercial distribution, which ended in 1971, management has accepted this method as the most reasonably expected method of determining liability for future outcomes of claims. The Company was represented in many of these actions by the insurance company with which the Company maintained coverage (subject to limits of liability) during the time period that damages were alleged to have occurred. The insurance company denies coverage for actions alleging involvement of the Company filed after January 1, 1992. With respect to these actions, the Company paid nominal damages or stipulated to its pro rata share of any liability. The Company has either settled or is currently defending over 500 such claims. At this time, management is unable to estimate a range of loss, if any, related to these actions. Management believes that the outcome of these cases will not have a material adverse impact on the financial position or results of operations of the Company.
In addition to the matters reported herein, the Company is involved in litigation which arises in the normal course of business. In the opinion of management, the resolution of these lawsuits will not have a material adverse effect on the consolidated financial position or results of operations.

Note 11. Commitments
Leases
In June 2006, Lannett signed a lease agreement on a 66,000 square foot facility located on seven acres in Philadelphia. An additional agreement which gives us the option to buy the facility was also signed. There are also 4 acres of undeveloped land available to the company, if future expansion requires. This new facility will hold the warehouse, and will become the future headquarters of the Company. We expect to begin occupying the building in December 2006, with full conversion of the facility to take place over another 6 to 9 months. The existing facilities will continue to operate, giving the Company the ability to broaden its manufacturing and pharmaceutical development.
In addition to the above, the Company has operating leases, expiring in 2008, for office equipment.
Rental expense for the years ended June 30, 2006, 2005 and 2004 was approximately $47,000, $50,000, and $321,000, respectively.
Contractual Obligations
The following table represents annual contractual purchase obligations as of June 30, 2006

		Contractual Obligations
	Total	Less than 1 year	1—3 years	3—5 years	more than 5 years
Long-Term Debt	$8,196,692	$1,130,706	$1,283,600	$4,924,653	$857,733
Operational Leases	1,983,288	331,972	783,802	799,570	67,944
Purchase Obligations	164,000,000	17,000,000	37,000,000	41,000,000	69,000,000
Interest on Obligations	1,277,000	300,000	585,000	302,000	90,000

Total	$175,456,980	$18,762,678	$39,652,402	$47,026,223	$70,015,677

The purchase obligations above are due to the agreement with Jerome Stevens Pharmaceuticals, Inc. If the minimum purchase requirement is not met, Jerome Stevens has the right to terminate the contract within 60 days of Lannett’s failure to meet the requirement. If Jerome Stevens terminates the contract, Lannett does not pay any fee, but could lose its exclusive distribution rights in the United States. If Lannett’s management believes that it is not in the Company’s best interest to fulfill the minimum purchase requirements, it can also terminate the contract without any penalty. No matter which party terminates the purchase agreement, there would be minimal impact on the operating cash flows of the Company from the termination.
Employment Agreements
The Company has entered into employment agreements with Arthur P. Bedrosian, Brian Kearns, Kevin Smith, Bernard Sandiford and William Schreck (the “Named Executives”). Each of the agreements provide for an annual base salary and eligibility to receive a bonus. The salary and bonus amounts of the Named Executives are determined by the Board of Directors. Additionally, the Named Executives are eligible to receive stock options, which are granted at the discretion of the Board of Directors, and in accordance with the Company’s policies regarding stock option grants.
Under the agreements, the Named Executive employees may be terminated at any time with or without cause, or by reason of death or disability. In certain termination situations, the Company is liable to pay severance compensation to the Named Executive of between one year and three years.

Note 12. Related Party Transactions
The Company had sales of approximately $1,143,000, $590,000, and $590,000 during the years ended June 30, 2006, 2005 and 2004, respectively, to a generic distributor, Auburn Pharmaceutical Company. Jeffrey Farber (the “related party”), who is a current board member and the son of the Chairman of the Board of Directors and principal shareholder of the Company, William Farber, is the owner of Auburn Pharmaceutical Company. Accounts receivable includes amounts due from the related party of approximately $191,000 and $179,000 at June 30, 2006 and 2005, respectively. In the Company’s opinion, the terms of these transactions were not more favorable to the related party than would have been to a non-related party.
In January 2005, Lannett Holdings, Inc. entered into an agreement pursuant to which it purchased for $100,000 and future royalty payments the proprietary rights to manufacture and distribute a product for which Pharmeral, Inc. owns the ANDA. This agreement is subject to Lannett Holdings, Inc.’s ability to obtain FDA approval to use the proprietary rights. In the event that such FDA approval cannot be obtained, Pharmeral, Inc. must repay the $100,000 to Lannett Holdings, Inc. Accordingly, the Company has treated this payment as a prepaid asset. Arthur Bedrosian, President of Lannett, was formerly the President and Chief Executive Officer and currently owns 100% of Pharmeral, Inc. This transaction was approved by the Board of Directors of Lannett and, in its opinion; the terms were not more favorable to the related party than they would have been to a non-related party.
Note 13. Material Contracts with Suppliers
Jerome Stevens Pharmaceuticals agreement
The Company’s primary finished product inventory supplier is Jerome Stevens Pharmaceuticals, Inc. (JSP), in Bohemia, New York. Purchases of finished goods inventory from JSP accounted for approximately 76% of the Company’s inventory purchases in Fiscal 2006, 62% in Fiscal 2005 and 81% in Fiscal 2004. On March 23, 2004, the Company entered into an agreement with JSP for the exclusive distribution rights in the United States to the current line of JSP products, in exchange for four million (4,000,000) shares of the Company’s common stock. The JSP products covered under the agreement included Butalbital, Aspirin, Caffeine with Codeine Phosphate capsules, Digoxin tablets and Levothyroxine Sodium tablets, sold generically and under the brand name Unithroid®. The term of the agreement is ten years, beginning on March 23, 2004 and continuing through March 22, 2014. Both Lannett and JSP have the right to terminate the contract if one of the parties does not cure a material breach of the contract within thirty (30) days of notice from the non-breaching party.
During the term of the agreement, the Company is required to use commercially reasonable efforts to purchase minimum dollar quantities of JSP’s products being distributed by the Company. The minimum quantity to be purchased in the first year of the agreement is $15 million. Thereafter, the minimum quantity to be purchased increases by $1 million per year up to $24 million for the last year of the ten-year contract. The Company has met the minimum purchase requirement for the first two years of the contract, but there is no guarantee that the Company will be able to continue to do so in the future. If the Company does not meet the minimum purchase requirements, JSP’s sole remedy is to terminate the agreement.
Under the agreement, JSP is entitled to nominate one person to serve on the Company’s Board of Directors (the “Board”) provided, however, that the Board shall have the right to reasonably approve any such nominee in order to fulfill its fiduciary duty by ascertaining that such person is suitable for membership on the board of a publicly traded corporation. Suitability is determined by, but not limited to, the requirements of the Securities and Exchange Commission, the American Stock Exchange, and other applicable laws, including the Sarbanes-Oxley Act of 2002. As of June 30, 2006, JSP has not exercised the nomination provision of the agreement. The agreement was included as an Exhibit in the Current Report on Form 8-K filed by the Company on May 5, 2004, as subsequently amended.
Management determined that the intangible product rights asset created by this agreement was impaired as of March 31, 2005. Refer to Note 1 — intangible assets for additional disclosure and discussion of this impairment.
Other agreements
In August 2005, the Company signed an agreement with a finished goods provider to purchase, at fixed prices, and distribute a certain generic pharmaceutical product in the United States. Purchases of finished goods inventory from this provider accounted for approximately 11% of the Company’s costs of purchased inventory in Fiscal 2006. The term of the agreement is three years, beginning on August 22, 2005 and continuing through August 21, 2008.
During the term of the agreement, the Company has committed to provide a rolling twelve month forecast of the estimated Product requirements to this provider. The first three months of the rolling twelve month forecast are binding and constitute a firm order.
Note 14. Unearned Grant Funds
In July 2004, the Company received $500,000 of grant funding from the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development. The grant funding program requires the Company to use the funds for machinery and equipment located at their Pennsylvania locations, hire an additional 100 full-time employees by June 30, 2006, operate its Pennsylvania locations a minimum of five years and meet certain matching investment requirements. If the Company fails to comply with any of the requirements above, the Company would be liable to repay the full amount of the grant funding ($500,000). The Company has recorded the unearned grant funds as a liability until the Company complies with all of the requirements of the grant funding program. On a quarterly basis, the Company will monitor its progress in fulfilling the requirements of the grant funding program and will determine the status of the liability. As of June 30, 2006, the Company is in the process of renegotiation the funding arrangement with the Commonwealth of Pennsylvania, and thus continues to record the grant funding as a short term liability under the caption of Unearned Grant Funds.

Note 15. Investment Securities — Available-for-Sale
The amortized cost, gross unrealized gains and losses, and fair value of the Company’s available-for-sale securities as of June 30, 2006 and June 30, 2005:

		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value

U.S. Government Agency	$4,586,248	$78	$(92,221)	$4,494,105
Mortgage-Backed Securities	312,904	—	(20,916)	291,988
Asset-Backed Securities	843,197	—	(7,681)	835,516

	$5,742,349	$78	$(120,818)	$5,621,609

Available for Sale Securities 6/30/05

		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value

U.S. Government Agency	$6,582,022	$8,970	$(35,794)	$6,555,198
Mortgage-Backed Securities	363,429	—	(10,105)	353,324
Asset-Backed Securities	985,245	5,362	(10,421)	980,186

	$7,930,696	$14,332	$(56,320)	$7,888,708

The amortized cost and fair value of the Company’s current available-for-sale securities by contractual maturity at June, 30, 2006 and June 30, 2005 are summarized as follows:

	June 30, 2006		June 30, 2005
	Available for Sale		Available for Sale
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$—	$—	$—	$—
Due after one year through five years	3,944,872	3,881,558	5,136,208	5,115,807
Due after five years through ten years	804,965	797,517	791,760	792,426
Due after ten years	992,512	942,534	2,002,728	1,980,475

	5,742,349	5,621,609	7,930,696	7,888,708

The Company uses the specific identification method to determine the cost of securities sold. For the fiscal years ended June 30, 2006 and June 30, 2005, the Company had realized losses of $25,233 and $1,466, respectively.
There were no securities held from a single issuer that represented more than 10% of shareholders’ equity.
The Company adopted Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other than Temporary Impairment and Its Application to Certain Investments as of June 30, 2004. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for investment securities accounted for under Statement of Financial Accounting Standards No. 115 (FAS 115), Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date, but an other-than temporary impairment has not been recognized. The disclosures under EITF 03-1 are required for financial statements for years ending after December 15, 2003 and are included in these financial statements.
The table below indicates the length of time individual securities have been in a continuous unrealized loss position as of June 30, 2006:

		Less than 12 months		12 months or longer		Total
Description of	Number of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Government Agency	25	$3,212,666	$(43,310)	$1,174,894	$(48,911)	$4,387,560	$(92,221)
Mortgage-Backed Securities	3	143,925	(4,670)	148,063	(16,246)	291,988	(20,916)
Asset-Backed Securities	3	217,170	(5,758)	118,346	(1,923)	335,516	(7,681)

Total temporarily impaired investment securities	31	$3,573,761	$(53,738)	$1,441,303	$(67,080)	$5,015,064	$(120,818)

There were no securities determined by management to be other-than-temporarily impaired for the year ended June 30, 2006.
Note 16. Comprehensive Income
The Company’s other comprehensive loss is comprised of unrealized losses on investment securities classified as available-for-sale. The components of comprehensive income and related taxes consisted of the following as of June 30, 2006 and 2005:
COMPREHENSIVE INCOME (LOSS)

	For Fiscal Year Ended June 30,
	2006	2005	2004

Other Comprehensive Loss:
Unrealized Holding Loss on Securities	$(78,751)	$(41,989)	$—
Add: Tax savings at effective rate	31,500	16,796	—

Total Unrealized Loss on Securities, Net	(47,251)	(25,193)	—

Total Other Comprehensive Loss	(47,251)	(25,193)	—
Net Income (Loss)	4,968,922	(32,779,596)	13,215,454,

Total Comprehensive Income (Loss)	$4,921,671	$(32,804,789)	$13,215,454

There were no items of other comprehensive income in Fiscal year 2004.

Note 17. Quarterly Financial Information (unaudited)
Lannett’s unaudited quarterly consolidated results of operations and market price information are shown below:

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Fiscal 2006
Net Sales	$19,452,896	$15,737,180	$15,228,767	$13,641,532
Cost of Goods Sold	9,569,130	9,404,156	8,063,974	6,862,785

Gross Profit	9,883,766	6,333,024	7,164,793	6,778,747
Other Operating Expenses	8,206,281	4,263,669	5,072,060	4,164,402

Operating Income	1,677,485	2,069,355	2,092,733	2,614,345
Other (Expense) Income	(19,432)	41,706	13,859	40,046
Income Taxes	808,840	856,402	842,518	1,053,415

Net Income	849,213	1,254,659	1,264,074	1,600,976

Basic Earnings Per Share	$0.04	$0.05	$0.05	$0.07

Diluted Earnings Per Share	$0.04	$0.05	$0.05	$0.07

Fiscal 2005
Net Sales	$9,368,438	$7,603,189	$12,918,522	$15,011,496
Cost of Goods Sold	12,443,756	4,266,839	7,085,479	7,620,834

Gross Profit	(3,075,318)	3,336,350	5,833,043	7,390,662
Other Operating Expenses	5,620,448	51,888,438	4,466,319	5,149,190

Operating Income	(8,695,766)	(48,552,088)	1,366,724	2,241,472
Other (Expense)	(40,145)	(45,194)	(54,326)	(46,175)
Income Taxes	(3,010,067)	(19,438,914)	524,921	878,156

Net (Loss) Income	(5,725,844)	(29,158,368)	787,477	1,317,141

Basic (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05

Diluted (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05

Fiscal 2004
Net Sales	$17,985,581	$16,000,251	$16,573,601	$13,221,786
Cost of Goods Sold	8,451,582	6,947,195	6,660,845	4,797,253

Gross Profit	9,533,999	9,053,056	9,912,756	8,424,533
Other Operating Expenses	6,412,636	3,638,461	3,429,246	2,613,032

Operating Income	3,121,363	5,414,595	6,483,510	5,811,501
Other (Expense) Income	(25,119)	1,632	10,404	(8,116)
Income Taxes	336,120	2,217,829	2,661,367	2,379,000

Net Income	2,760,124	3,198,398	3,832,547	3,424,385

Basic Earnings Per Share	$0.12	$0.16	$0.19	$0.17

Diluted Earnings Per Share	$0.12	$0.16	$0.19	$0.17

Please see Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section entitled “Intangible Assets,” for more information on the impairment charge on our intangible asset taken during the third quarter of fiscal year 2005, included in the $51,888,438 of other operating expenses. Also, please see the MD&A section entitled “Returns” for more information related to returns reserve affecting $9,368,438 of Net Sales during the fourth quarter of fiscal year 2005. Please see the MD&A section entitled “Inventories” for more information related to the write-off of slow moving and short dated inventory during the fourth quarter of fiscal year 2005, resulting in Cost of Goods Sold of $12,443,756.

Schedule II
Valuation and Qualifying Accounts
For the year ended June 30, 2006

	Balance at	Charged to
	Beginning of Fiscal	(reduction of)		Balance at End of
Description	Year	Expense	Deductions	Fiscal Year

Allowance for Doubtful Accounts
2006	$70,000	$180,000	$0	$250,000
2005	260,000	(186,789)	3,211	70,000
2004	128,000	132,000	0	260,000

Inventory Valuation
2006	$5,300,000	$(1,515,589)	$2,729,913	$1,054,498
2005	515,000	5,590,425	805,425	5,300,000
2004	235,246	700,324	420,570	515,000

Exhibit Index

Exhibit
Number	Description	Method of Filing	Page

3.1	Articles of Incorporation	Incorporated by reference to the Proxy Statement filed with respect to the Annual Meeting of Shareholders held on December 6, 1991 (the “1991 Proxy Statement”).	—

3.2	By-Laws, as amended	Incorporated by reference to the 1991 Proxy Statement.	—

4	Specimen Certificate for Common Stock	Incorporated by reference to Exhibit 4(a) to Form 8 dated April 23, 1993 (Amendment No. 3 to Form 10-KSB for Fiscal 1992) (“Form 8”)	—

10.1	Line of Credit Note dated March 11, 1999 between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ad) to the Annual Report on 1999 Form 10-KSB	—

10.2	Philadelphia Authority for Industrial Development Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series of 1999	Incorporated by reference to Exhibit 10(ae) to the Annual Report on 1999 Form 10-KSB	—

10.3	Philadelphia Authority for Industrial Development Tax-Exempt Variable Rate Demand/Fixed Revenue Bonds (Lannett Company, Inc. Project) Series of 1999	Incorporated by reference to Exhibit 10(af) to the Annual Report on 1999 Form 10-KSB	—

10.4	Letter of Credit and Agreements supporting bond issues between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ag) to the Annual Report on 1999 Form 10-KSB	—

10.5	2003 Stock Option Plan	Incorporated by reference to the Proxy Statement for Fiscal Year Ending June 30, 2002	—

10.6	Terms of Employment Agreement with Kevin Smith	Incorporated by reference to Exhibit 10.6 to the Annual Report on 2003 Form 10-KSB	—

10.7	Terms of Employment Agreement with Arthur Bedrosian	Incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q dated May 12, 2004.	—

10.8	Terms of Employment Agreement with Larry Dalesandro	Incorporated by reference to Exhibit 10.9 to the Annual Report on 2004 Form 10-KSB	—

10.9 (Note A)	Agreement between Lannett Company, Inc and Siegfried	Incorporated by reference to Exhibit 10.9 to	—

Exhibit
Number	Description	Method of Filing	Page

	(USA), Inc.	the Annual Report on 2003 Form 10-KSB

10.10 (Note A)	Agreement between Lannett Company, Inc and Jerome Stevens, Pharmaceutical, Inc.	Incorporated by reference to Exhibit 2.1 to Form 8-K dated April 20, 2004	—

11	Computation of Earnings Per Share	Filed Herewith	69

13	Annual Report on Form 10-K	Filed Herewith	1 — 89

21	Subsidiaries of the Company	Filed Herewith	85

23.1	Consent of Grant Thornton	Filed Herewith	86

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith	87

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith	88

32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith	89