Form 10-K/A, Exhibit 13
period 2005-06-30
LANNETT CO INC
filed 2007-09-12
CIK 57725

Exhibit 13

Annual Report on Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Lannett Company, Inc.

We have audited the accompanying consolidated balance sheets of Lannett Company, Inc. (a Pennsylvania corporation) as of June 30 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lannett Company, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting  Oversight Board (United States),  the effectiveness of Lannett Company, Inc.’s internal control over financial  reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated  Framework issued by the Committee of Sponsoring  Organizations of the Treadway Commission (COSO) and our report dated September 1, 2005 expressed an  unqualified  opinion on  management’s assessment of the  effectiveness of internal  controls over financial  reporting and an  unqualified  opinion  on the  effectiveness  of  internal  control  over financial reporting.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
September 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and

Shareholders of Lannett Company, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal  Control Over  Financial  Reporting, that Lannett Company, Inc. (a Pennsylvania Corporation) maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Lannett Company, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Lannett Company, Inc. maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Also in our opinion, Lannett Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lannett Company, Inc. as of June 30, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005 and our report dated September 1, 2005 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
September 1, 2005

LANNETT COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30,

	2005	2004

CURRENT ASSETS
Cash	$4,165,601	$8,966,954
Trade accounts receivable (net of allowance for doubtful accounts of $70,000 and $260,000, respectively)	10,735,529	24,240,887
Inventories	9,988,769	12,813,250
Prepaid taxes	3,957,993	882,613
Other current assets	1,966,270	1,016,050
Deferred tax assets	3,123,953	942,689
Total current assets	33,938,115	48,862,443

PROPERTY, PLANT AND EQUIPMENT	23,746,161	15,259,693
Less accumulated depreciation	(7,121,313)	(5,666,798)
	16,624,848	9,592,895

CONSTRUCTION IN PROGRESS	2,079,650	7,352,821
INVESTMENT SECURITIES – Available for Sale	7,888,708	—
DEFERRED TAX ASSETS	18,610,159	166,332
INTANGIBLE ASSET (Product rights), net of accumulated amortization	15,615,835	65,725,490
OTHER ASSETS	159,745	204,103

TOTAL ASSETS	$94,917,060	$131,904,084

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	$2,269,776	$1,988,716
Accounts payable	1,208,148	5,640,054
Rebates and chargebacks payable	10,750,000	8,885,000
Accrued expenses	1,667,638	3,424,859
Unearned grant funds	500,000	—
Total current liabilities	16,395,562	19,938,629

LONG-TERM DEBT, LESS CURRENT PORTION	7,262,672	8,104,141
DEFERRED TAX LIABILITY	2,009,582	1,614,323

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Common stock - authorized 50,000,000 shares, par value $0.001; issued and outstanding, 24,111,140 and 24,074,710 shares, respectively	24,111	24,075
Additional paid-in capital	70,157,431	69,955,855
Retained (deficit) earnings	(512,535)	32,267,061
Accumulated other comprehensive loss	(25,193)	—
	69,643,814	102,246,991
Treasury Stock at Cost – 50,900 and 0 shares, respectively	394,570	—

Total shareholders’ equity	69,249,244	102,246,991

TOTAL LIABILITES AND SHAREHOLDERS’ EQUITY	$94,917,060	$131,904,084

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED JUNE 30,

	2005	2004	2003

NET SALES	$44,901,645	$63,781,219	$42,486,758

COST OF SALES (EXCLUDING AMORTIZATION OF INTANGIBLE ASSET)	31,416,908	26,856,875	16,257,794

Gross profit	13,484,737	36,924,344	26,228,964

RESEARCH AND DEVELOPMENT EXPENSES	6,265,522	5,895,096	2,575,178
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,194,377	8,863,966	4,337,558
AMORTIZATION OF INTANGIBLE ASSETS	5,516,417	1,314,510	—
LOSS ON SALE OF ASSETS	1,466	19,803	119,279
LOSS ON IMPAIRMENT/ABANDONMENT OF ASSETS	46,146,613	—	136,843

Operating (loss)income	(53,639,658)	20,830,969	19,060,106

OTHER INCOME(EXPENSE):

Interest income	165,622	43,101	2,297
Interest expense	(351,462)	(64,300)	(60,776)

	(185,840)	(21,199)	(58,479)

(LOSS)/INCOME BEFORE INCOME TAX EXPENSE(BENEFIT)	(53,825,498)	20,809,770	19,001,627

INCOME TAX (BENEFIT)EXPENSE	(21,045,902)	7,594,316	7,334,740

NET (LOSS)INCOME	$(32,779,596)	$13,215,454	$11,666,887

Basic (loss)earnings per common share	$(1.36)	$0.63	$0.58

Diluted (loss)earnings per common share	$(1.36)	$0.63	$0.58

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED JUNE 30, 2005, 2004  AND 2003

	Common Stock		Additional	Retained
	Shares		Paid-in	Earnings	Treasury	Accum. Other	Shareholders’
	Issued	Amount	Capital	(Deficit)	Stock	Comp. Loss	Equity

BALANCE, JUNE 30, 2002	19,894,257	19,894	2,360,261	7,385,894	—	—	9,766,049

Exercise of stock options	131,709	132	165,816	—	—	—	165,948
Stock Split-shares repurchased due to odd quantity holders	(95)	—	—	(1,174)	—	—	(1,174)

Net income	—	—	—	11,666,887	—	—	11,666,887

BALANCE, JUNE 30, 2003	$20,025,871	$20,026	$2,526,077	$19,051,607	$—	$—	$21,597,710

Exercise of stock options	36,867	37	232,079	—	—	—	232,116
Shares issued in connection with employee stock purchase plan	11,972	12	161,699	—	—	—	161,711
Shares issued in connection with JSP product rights contract	4,000,000	4,000	67,036,000	—	—	—	67,040,000
Net Income	—	—	—	13,215,454	—	—	13,215,454

BALANCE, JUNE 30, 2004	$24,074,710	$24,075	$69,955,855	$32,267,061	$—	$—	$102,246,991

Exercise of stock options	19,136	19	60,892	—	—	—	60,911
Shares issued in connection with employee stock purchase plan	17,304	17	140,684	—	—	—	140,701
Other Comp. Loss	—	—	—	—	—	(25,193)	(25,193)
Cost of Treasury Stock	—	—	—	—	(394,570)	—	(394,570)
Net Loss	—	—	—	(32,779,596)	—	—	(32,779,596)

BALANCE, JUNE 30, 2005	$24,111,140	$24,111	$70,157,431	$(512,535)	$(394,570)	$(25,193)	$69,249,244

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30,

	2005	2004	2003

OPERATING ACTIVITIES:

Net (loss) income	$(32,779,596)	$13,215,454	$11,666,887
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	6,970,932	2,506,427	982,188
Loss on disposal/impairment of assets	46,093,236	19,803	256,122
Deferred tax (benefit) expense	(20,229,832)	(37,209)	161,390
Changes in assets and liabilities which provided (used) cash:
Trade accounts receivable	15,370,358	(12,953,719)	(6,137,916)
Inventories	2,824,481	(4,637,452)	(3,238,591)
Prepaid taxes	(3,075,380)	(882,613)	—
Prepaid expenses and other current assets	(905,862)	(356,057)	(261,230)
Accounts payable	(4,431,906)	9,089,751	4,017,952
Accrued expenses	(1,757,219)	2,898,429	(131,461)
Income taxes payable	—	(63,617)	(662,935)

Net cash provided by operating activities	8,079,212	8,799,197	6,652,406

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(3,213,297)	(10,749,636)	(2,618,936)
Deposits paid on machinery and equipment not yet received	—	—	—
Purchase of intangible asset	(1,500,000)	—	—
Purchases of AFS investment securities	(7,913,901)	—	—
Proceeds from sale of property, plant and equipment	—	—	375,003

Net cash used in investing activities	(12,627,198)	(10,749,636)	(2,243,933)

FINANCING ACTIVITIES:
Net repayments under line of credit	—	—	(202,688)
Repayments of debt	(2,163,015)	(1,085,669)	(842,048)
Proceeds from grant funding	500,000	—	—
Proceeds from debt, net of restricted cash released	1,602,606	8,080,724	—
Proceeds from issuance of stock	201,612	393,827	165,948
Treasury stock transactions	(394,570)	—	—
Payments made in lieu of stock split	—	—	(1,174)

Net cash (used in)provided by financing activities	(253,367)	7,388,882	(879,962)

NET (DECREASE)/INCREASE IN CASH	(4,801,353)	5,438,443	3,528,511

CASH, BEGINNING OF YEAR	8,966,954	3,528,511	—

CASH, END OF YEAR	$4,165,601	$8,966,954	$3,528,511

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
Interest paid	$(351,462)	$32,102	$57,688
Income taxes paid	$3,149,620	$8,540,546	$7,436,964

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

LANNETT COMPANY, INC.

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

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Principles of Consolidation - The consolidated financial statements include the accounts of the operating parent company, Lannett Company, Inc., its wholly owned subsidiary, Lannett Holdings, Inc., and its inactive wholly owned subsidiary, Astrochem Corporation. All intercompany accounts and transactions have been eliminated.

Reclassifications – Certain reclassifications have been made to prior years’ financial information to conform to the June 30, 2005 presentation.

Revenue Recognition - The Company recognizes revenue when its products are shipped.  At this point, title and risk of loss have transferred to the customer and provisions for estimates, including rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable.  Accruals for these provisions are presented in the consolidated financial statements as rebates and chargebacks payable and reductions to net sales. The change in the reserves for various sales adjustments may not be proportionally equal to the change in sales because of changes in both the product and the customer mix. Increased sales to wholesalers will generally require additional rebates. Incentives offered to secure sales vary from product to product. Provisions for estimated rebates and promotional and other credits are estimated based on historical payment experience, customer inventory levels, and contract terms. Provisions for other customer credits, such as price adjustments, returns, and chargebacks, require management to make subjective judgments. Unlike branded innovator drug companies, Lannett does not use information about product levels in distribution channels from third-party sources, such as IMS and NDC Health, in estimating future returns and other credits.

Chargebacks – The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue.  The Company sells its products directly to wholesale distributors, generic distributors, retail pharmacy chains, and mail-order pharmacies.  The Company also sells its products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes, and group purchasing organizations, collectively referred to as “indirect customers.”  Lannett enters into agreements with its indirect customers to establish pricing for certain products.  The indirect customers then independently select a wholesaler from which to actually purchase the products at these agreed-upon prices.  Lannett will provide credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler’s invoice price if the price sold to the indirect customer is lower than the direct price to the wholesaler.  This credit is called a chargeback.  The provision for chargebacks is based on expected sell-through levels by the Company’s wholesale customers to the indirect customers and estimated wholesaler inventory levels.  As sales to the large wholesale customers, such as Cardinal Health, AmerisourceBergen, and McKesson, increase, the reserve for chargebacks will also generally increase.  However, the size of the increase depends on the product mix.  The Company continually monitors the reserve for chargebacks and makes adjustments when management believes that actual chargebacks may differ from estimated reserves.

Rebates – Rebates are offered to the Company’s key customers to promote customer loyalty and encourage greater product sales.  These rebate programs provide customers with rebate credits upon attainment of pre-established volumes or attainment of net sales milestones for a specified period.  Other promotional programs are incentive programs offered to the customers.  At the time of shipment, the Company estimates reserves for rebates and other promotional credit programs based on the specific terms in each agreement.  The reserve for rebates increases as sales to certain wholesale and retail customers increase.  However, these rebate programs are tailored to the customers’ individual programs.  Hence, the reserve will depend on the mix of customers that comprise such rebate programs.

Returns – Consistent with industry practice, the Company has a product returns policy that allows select customers to return product within a specified period prior to and subsequent to the product’s lot expiration date in exchange for a credit to be applied to future purchases.  The Company’s policy requires that the customer obtain pre-approval from the Company for any qualifying return.  The Company estimates its provision for returns based on historical experience, changes to business practices, and credit terms.  While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns.  The Company continually monitors the provisions for returns and makes adjustments when management believes that actual product returns may differ from established reserves.  Generally, the reserve for returns increases as net sales increase.  The reserve for returns is included in the rebates and chargebacks payable account on the balance sheet.

Other Adjustments – Other adjustments consist primarily of price adjustments, also known as “shelf stock adjustments,” which are credits issued to reflect decreases in the selling prices of the Company’s products that customers have remaining in their inventories at the time of the price reduction.  Decreases in selling prices are discretionary decisions made by management to reflect competitive market conditions.  Amounts recorded for estimated shelf stock adjustments are based upon specified terms with direct customers, estimated declines in market prices, and estimates of inventory held by customers.  The Company regularly monitors these and other factors and evaluates the reserve as additional information becomes available.  Other adjustments are included in the rebates and chargebacks payable account on the balance sheet.

The following tables identify the reserves for each major category of revenue allowance and a summary of the activity for the years ended June 30, 2005 and 2004:

For the Year Ended June 30, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve Balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000

Actual credits issued related to sales recorded in prior fiscal years	(4,978,300)	(1,970,000)	(523,100)	(95,800)	(7,567,200)

Reserves or (reversals) charged during Fiscal 2005 related to sales recorded in prior fiscal years	—	—	—	—	—

Reserves charged to net sales in fiscal 2005 related to sales recorded in fiscal 2005	21,028,100	7,100,100	2,933,900	623,400	31,685,500

Actual credits issued related to sales in fiscal 2005	(14,534,600)	(5,965,500)	(1,166,800)	(586,400)	(22,253,300)

Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

For the Year Ended June 30, 2004

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve Balance as of June 30, 2003	$1,638,000	$889,900	$210,200	$33,900	$2,772,000

Actual credits issued related to sales recorded in prior fiscal years	(1,604,000)	(1,166,400)	(182,700)	—	(2,953,100)

Reserves or (reversals) charged during Fiscal 2004 related to sales recorded in prior fiscal years	—	—	—	—	—

Reserves charged to net sales in fiscal 2004 related to sales recorded in fiscal 2004	18,897,500	4,863,900	480,600	464,400	24,706,400

Actual credits issued related to sales in fiscal 2004	(12,447,000)	(2,723,200)	(60,100)	(410,000)	(15,640,300)

Reserve Balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000

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

The products that the Company sells are generic versions of brand named drugs.  The consumer markets for such drugs are well-established markets with many years of historically-confirmed consumer demand.  Such consumer demand may be affected by several factors, including alternative treatments, cost, etc.  However, the effects of changes in such consumer demand for the Company’s products, like generic products manufactured by other generic companies, are gradual in nature.  Any overall decrease in consumer demand for generic products generally occurs over an extended period of time.  This is because there are thousands of doctors, prescribers, third-party payers, institutional formularies and other buyers of drugs that must change prescribing habits and medicinal practices before such a decrease would affect a generic drug market.  If the historical data the Company uses and the assumptions management makes to calculate its estimates of future returns, chargebacks, and other credits do not accurately approximate future activity, its net sales, gross profit, net income and earnings per share could change.  However, management believes that these estimates are reasonable based upon historical experience and current conditions.

Accounts Receivable - The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the both Company’s expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past.

Inventories - The Company values its inventory at the lower of cost (determined by the first-in, first-out method) or market, regularly reviews inventory quantities on hand, and records a provision for excess and obsolete inventory based primarily on estimated forecasts of product demand and production requirements.  The Company’s estimates of future product demand may prove to be inaccurate, in which case it may have understated or overstated the provision required for excess and obsolete inventory. In the future, if the Company’s inventory is determined to be overvalued, the Company would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have recognized excess cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.

Property, Plant and Equipment - Property, plant and equipment are stated at cost.  Depreciation is provided for by the straight-line and accelerated methods over the estimated useful lives of the assets.  Depreciation expense for the years ended June 30, 2005, 2004, and 2003 was approximately $1,799,000, $1,192,000, and $945,000, respectively.

Investment Securities – The Company’s investment securities consist of marketable debt securities, primarily in U.S. government and agency obligations.  All of the Company’s marketable debt securities are classified as available-for-sale and recorded at fair value, based on quoted market prices.  Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive loss.  No gains or losses on marketable debt securities are realized until they are sold or a decline in fair value is determined to be other-than-temporary.  If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. There were no securities determined by management to be other-than-temporarily impaired for the twelve month period ended June 30, 2005.

Deferred Debt Acquisition Costs - Costs incurred in connection with obtaining financing are amortized by the straight-line method over the term of the loan agreements.  Amortization expense for debt acquisition costs for they years ended June 30, 2005, 2004 and 2003 was approximately $23,000, $35,000 and $37,000, respectively.

Shipping and Handling Costs – The cost of shipping products to customers is recognized at the time the products are shipped, and is included in Cost of Sales.

Research and Development – Research and development expenses are charged to operations as incurred.

Intangible Assets – On March 23, 2004, the Company entered into an agreement with Jerome Stevens Pharmaceuticals, Inc. (JSP) for the exclusive marketing and distribution rights in the United States to the current line of JSP products in exchange for four million (4,000,000) shares of the Company’s common stock.  As a result of the JSP agreement, the Company recorded an intangible asset of $67,040,000 for the exclusive marketing and distribution rights obtained from JSP.  The intangible asset was recorded based upon the fair value of the four million (4,000,000) shares at the time of issuance to JSP.  An impairment charge was recorded against this intangible asset in the current fiscal year.  The agreement was included as an Exhibit in the Current Report on Form 8-K filed by the Company on May 5, 2004, as subsequently amended.

In June 2004, JSP’s Levothyroxine Sodium tablet product received from the FDA an AB rating to the brand drug Levoxyl®.  In December 2004, the product received from the FDA a second AB rating to the brand drug Synthroid®. As a result of the dual AB ratings, the Company is required to pay JSP an additional $1.5 million in cash to reimburse JSP for expenses related to obtaining the AB ratings.  As of June 30, 2005, the Company had recorded an addition to the intangible asset of $1.5 million.

Management believes that events occurred (as described in subsequent paragraphs) which indicated that the carrying value of the intangible asset was not recoverable. In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company engaged a third party valuation specialist to assist in the performance of an impairment test for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset (inclusive of the $1.5 million payable to JSP for the second AB rating).  As a result of the testing, the Company had determined that the intangible asset was impaired as of March 31, 2005.  In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of the date of the impairment.  This impairment loss is shown on the statement of operations as a component of operating loss. Management concluded that, as of June 30, 2005, the intangible asset is correctly stated at fair value and, therefore, no adjustment was required.

Management believes that several factors contributed to the impairment of this asset.  In December 2004, the Levothyroxine Sodium tablet product received the AB rating to Synthroid®. The expected sales increase as a result of the AB rating did not occur in the third quarter of 2005. The delay in receiving the AB rating to Synthroid® caused the Company to be competitively disadvantaged with its Levothyroxine Sodium tablet product and to lose market share to competitors whose products had already received AB ratings to both major brand thyroid deficiency drugs.  Additionally, the generic market for thyroid deficiency drugs turned out to be smaller than it was anticipated to be as a result of a lower brand-to-generic substitution rate.  Increased competition in the generic drug market, both from existing competitors and new entrants, has resulted in significant pricing pressure on other products supplied by JSP.  The combination of these factors resulted in diminished forecasted future net cash flow which, when discounted, yield a lower present value than the carrying value of the asset before impairment.

The Company will incur annual amortization expense of approximately $1,785,000 for the intangible asset over the remaining term of the contract.  For the period ending June 30, 2005, the Company incurred $5,516,000 of non-cash amortization expense associated with the JSP intangible asset.

Future annual amortization expense of the JSP intangible asset consists of the following:

Year Ending June 30,	Annual Amortization Expense

2006	$1,785,000
2007	1,785,000
2008	1,785,000
2009	1,785,000
2010	1,785,000
Thereafter	6,691,000

$15,616,000

Advertising Costs - The Company charges advertising costs to operations as incurred.  Advertising expense for the years ended June 30, 2005, 2004 and 2003 was approximately $157,000, $291,000, and $118,000, respectively.

Income Taxes - The Company uses the liability method specified by Statement of Financial Accounting Standards No. 109 (FAS), Accounting for Income Taxes.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.  Deferred tax expense/(benefit) is the result of changes in deferred tax assets and liabilities.

Segment Information – The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131 (FAS 131), Disclosures about Segments of an Enterprise and Related Information.  The Company operates one business segment-generic pharmaceuticals; accordingly the Company has one reporting segment.  In accordance with FAS 131, the Company aggregates its financial information for all products and reports on one operating segment.  The following table identifies the Company’s approximate net product sales by medical indication for the fiscal years ended June 30, 2005 and 2004:

	For the Fiscal Year Ended
Medical Indication	06/30/2005	06/30/2004

Migraine Headache	$11,808,286	$16,959,323
Epilepsy	14,019,832	18,882,904
Heart Failure	5,608,899	9,331,536
Thyroid Deficiency	10,700,868	18,252,789
Other	2,763,760	354,666

Total	$44,901,645	$63,781,218

Long-Lived Assets - In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company engaged a third party valuation specialist to assist in the performance of an impairment test on the JSP product rights intangible asset for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset (inclusive of the $1.5 million payable to JSP for the second AB rating).  As a result of the testing, the Company has determined that the intangible asset was impaired as of March 31, 2005.  In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of March 31, 2005.  This impairment loss is shown on the statement of operations as a component of operating loss.  Impairment losses recognized during the years ended June 30, 2005, 2004 and 2003 were $46,093,000, $0 and $137,000, respectively.

Concentration of Market and Credit Risk – Five of the Company’s products, defined as generics containing the same active ingredient or combination of ingredients, accounted for approximately 31%, 24%, 16%, 10% and 12%, respectively, of net sales for the fiscal year ended June 30, 2005;

and 22%, 21%, 17%, 15%, and 10%, respectively, of net sales for the fiscal year ended June 30, 2004.

Three of the Company’s customers accounted for 17%, 14%, and 9%, respectively, of net sales for the fiscal year ended June 30, 2005; and 17%, 17%, and 10%, respectively, of net sales for the fiscal year ended June 30, 2004.

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

Stock Options - At June 30, 2005, the Company had two stock-based employee compensation plans (See Note 9).  The Company accounts for stock options under Statement of Financial Accounting Standards 123 (FAS 123), Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148 (FAS 148), Accounting for Stock Based Compensation – Transition and Disclosure.  Under this statement, companies may use a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award.  Compensation is then recognized over the service period, which is usually the vesting period.  Alternatively, FAS 123 permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees.  Entities that continue to account for stock options using APB 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in FAS 123 had been applied.  The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation.

	Fiscal Year Ended June 30,
	2005	2004	2003
Net (loss)/income, as reported	$(32,779,596)	$13,215,454	$11,666,887
Deduct: Total compensation expense determined under fair value-based method for all stock awards	(2,616,888)	(950,658)	(539,029)
Add: Tax savings at effecive rate	1,023,203	346,933	208,065
Pro forma net (loss)/income	(34,373,281)	12,611,729	11,335,923

(Loss)/Earnings per share:
Basic, as reported	$(1.36)	$0.63	$0.58
Basic, pro forma	$(1.43)	$0.61	$0.57
Diluted, as reported	$(1.36)	$0.63	$0.58
Diluted, pro forma	$(1.43)	$0.60	$0.56

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003:  expected volatility of 42.6%, 31.2% and 79.1%, respectively; risk-free interest rates between 4.13% and 4.52% for 2005, 4.36% and 4.79% for 2004 and 3.89% and 4.47% for 2003; and expected lives of ten years.

In December 2004, the FASB revised FAS 123. This Statement supersedes APB 25 and its related implementation guidance and eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in FAS 123 as originally issued. Under APB 25, issuing stock options to employees generally resulted in recognition of no compensation cost. FAS 123 (revised) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The Company plans to adopt FAS 123R (revised) for the quarter ended September 30, 2005 and is currently assessing the impact of this adoption.  For further discuss, refer to Note 2.

Unearned Grant Funds – The Company records all grant funds received as a liability until the Company fulfills all the requirements of the grant funding program.

Note 2.   New Accounting Standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS No. 151), Inventory Costs – an amendment of ARB No. 43, Chapter 4.  Paragraph  5 of ARB 43, Chapter 4 previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges…” SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” The adoption of SFAS No. 151 did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29 (SFAS No. 153). APB Opinion No. 29 requires a nonmonetary exchange of assets be accounted for at fair value, recognizing any gain or loss, if the exchange meets a commercial substance criterion and fair value is determinable. The commercial substance criterion is assessed by comparing the entity’s expected cash flows immediately before and after the exchange. SFAS No. 153 eliminates the “similar productive assets exception,” which accounts for the exchange of assets at book value with no recognition of gain or loss. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe the adoption of SFAS No. 153 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R), which requires companies to expense the fair value of stock options and other equity-based compensation to employees. It also provides guidance for determining whether an award is a liability-classified award or an equity-classified award, and determining fair value. SFAS No. 123R applies to all unvested stock-based payment awards outstanding as of the adoption date. Pursuant to a rule announced by the Securities and Exchange Commission in April 2005, SFAS No. 123R must be adopted no later than the beginning of the first fiscal year that begins after June 15, 2005. We have not completed an assessment of the impact on our financial statements resulting from potential modifications to our equity-based compensation structure or the use of an alternative fair value model in anticipation of adopting SFAS No. 123R. The Company plans to adopt SFAS No. 123R for the quarter ended September 30, 2005.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154), which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle, and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. We do not believe the adoption of SFAS No. 154 will have a material impact on our financial statements.

In March 2005, the FASB issued FIN 47 “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005.  We have not completed an assessment of the impact that adoption of FIN 47 will have on our financial statements.

Note 3.   Inventories

Inventories at June 30, 2005 and 2004 consist of the following:

	2005	2004
Raw Materials	$5,091,883	$4,195,255

Work-in-process	1,351,112	626,647

Finished Goods	3,303,478	7,854,975

Packaging Supplies	242,296	136,373

	$9,988,769	$12,813,250

The preceding amounts are net of inventory obsolescence reserves of $5,300,000 and $515,000 at June 30, 2005 and 2004, respectively.

Note 4.   Property, Plant and Equipment

Property, plant and equipment at June 30, 2005 and 2004 consist of the following:

	Useful Lives	2005	2004

Land	—	$233,414	$33,414
Building and improvements	10 - 39 years	9,339,706	3,526,003
Machinery and equipment	5 - 10 years	13,347,416	11,504,877
Furniture and fixtures	5 - 7 years	825,625	195,399

		$23,746,161	$15,259,693

Note 5.   Bank Line of Credit

The Company has a $3,000,000 line of credit from Wachovia that bears interest at the prime interest rate less 0.25% (6.00% at June 30, 2005). The line of credit was renewed and extended to October 2005, at which time the Company expects to renew and extend the due date.  At June 30, 2005 and 2004, the Company had $0 outstanding and $3,000,000 available under the line of credit.  The Company does not currently expect to borrow cash under this line of credit in the future due to the available cash on hand, and the cash expected to be provided by its results of operations in the future. The line of credit is collateralized by substantially all Company assets.

18

Note 6.   Long-Term Debt

Long-term debt at June 30, 2005 and 2004 consists of the following

	2005	2004

Tax-exempt Bond Loan	$1,645,720	$2,287,802
Mortgage Loan	2,700,000	2,700,000
Equipment Loan	4,486,729	4,205,055
Construction Loan	699,999	900,000
	$9,532,448	$10,092,857
Less current portion	2,269,776	1,988,716
	$7,262,672	$8,104,141

In April 1999, the Company entered into a loan agreement (the “Agreement”) with a governmental authority, the Philadelphia Authority for Industrial Development (the “Authority”) to finance future construction and growth projects of the Company. The Authority issued $3,700,000 in tax-exempt variable rate demand and fixed rate revenue bonds to provide the funds to finance such growth projects pursuant to a trust indenture (“the “Trust indenture”).  A portion of the Company’s proceeds from the bonds was used to pay for bond issuance costs of approximately $170,000.  The remainder of the proceeds was deposited into a money market account, which was restricted for future plant and equipment needs of the Company, as specified in the Agreement. The Trust Indenture requires that the Company repay the Authority loan through installment payments beginning in May 2003 and continuing through May 2014, the year the bonds mature. The bonds bear interest at the floating variable rate determined by the organization responsible for selling the bonds (the “remarketing agent”).  The interest rate fluctuates on a weekly basis.  The effective interest rate at June 30, 2005 was 2.44%.  At June 30, 2005, the Company has $1,646,000 outstanding on the Authority loan, of which $644,000 is classified as currently due.  The remainder is classified as a long-term liability. In April 1999, an irrevocable letter of credit of $3,770,000 was issued by a bank, Wachovia Bank, National Association (Wachovia), to secure payment of the Authority Loan and a portion of the related accrued interest.  At June 30, 2005, no portion of the letter of credit has been utilized.

The Company has entered into agreements (the “2003 Loan Financing”) with Wachovia to finance the purchase of the building, the renovation and setup of the building, and the Company’s other anticipated capital expenditures for Fiscal 2004, including the implementation of its new Enterprise Resource Planning (ERP) system, and a new fluid bed drying process center at its current manufacturing plant at 9000 State Road.  The 2003 Loan Financing includes the following:

1)              A Mortgage Loan for $2.7 million, used to finance the purchase of the Torresdale Avenue facility, and certain renovations at the facility.

2)              An Equipment Loan for up to $6 million, which will be used to finance equipment, the ERP system implementation and other capital expenditures.

3)              A Construction Loan for $1 million, used to finance the construction and fit up of the fluid bed drying process center, which is adjacent to the Company’s current manufacturing plant at 9000 State Road.

As part of the 2003 Loan Financing Agreement, the Philadelphia Industrial Development Corporation will lend the Company up to $1,250,000 as reimbursement for a portion of the Mortgage Loan from Wachovia.  Until that Conversion Date occurs, the Company is required to make interest only payments on the Mortgage Loan.  Commencing on the first day of the month following the Conversion Date, the Company is required to make monthly payments of principal and interest in amounts sufficient to fully amortize the principal balance of the loan Mortgage Loan 15 years after the Conversion Date.  The entire outstanding principal amount of this Mortgage Loan, along with any accrued interest, shall be due no later than 15 years from the Conversion Date.  As of June 30, 2005, the Conversion date has not taken place and the Company continues to make interest only payments.  As of June 30, 2005, the Company has outstanding $2.7 million under the Mortgage Loan, of which $95,000 is classified as currently due.

The Equipment Loan consists of various term loans with maturity dates ranging from three to five years.  The Company as part of the 2003 Loan Financing agreement is required to make equal payments of principal and interest.  As of June 30, 2005, the Company has outstanding $4,487,000 under the Equipment Loan, of which $1,342,000 is classified as currently due.

Under the Construction Loan, the Company is required to make equal monthly payments of principal and interest beginning on January 1, 2004 and ending on November 30, 2008, the maturity date of the loan.  As of June 30, 2005, the Company has outstanding $700,000 under the Construction Loan, of which $189,000 is classified as currently due.

The financing facilities under the 2003 Loan Financing bear interest at a variable rate equal to the LIBOR rate plus 150 basis points.  The LIBOR rate is the rate per annum, based on a 30-day interest period, quoted two business days prior to the first day of such interest period for the offering by leading banks in the London interbank market of dollar deposits.  As of June 30, 2005, the interest rate for the 2003 Loan Financing was 4.93%.

The Company has executed a Security Agreement with Wachovia in which the Company has agreed to use substantially all of its assets to collateralize the amounts due to Wachovia under the 2003 Loan Financing.

The terms of the line of credit, the loan agreement, the related letter of credit and the 2003 Loan Financing require that the Company meet certain financial covenants and reporting standards, including the attainment of standard financial liquidity and net worth ratios. As of June 30, 2005, the Company obtained a waiver from the lender due to a violation of one of its covenants.  The Company expects to meet the financial covenants in the future.  Annual repayments of debt, including sinking fund requirements, as of June 30, 2005 are as follows:

Year Ending June 30,	Amounts Payable to Institutions

2006	2,269,776
2007	1,666,991
2008	1,388,022
2009	1,318,736
2010	307,951
Thereafter	2,580,972

9,532,448

Note 7.   Income Taxes

The provision for income taxes consists of the following for the years ended June 30.

	2005	2004	2003

Current Income Taxes
Federal	$(815,930)	$6,054,428	$5,928,720
State and Local Taxes		1,577,097	1,244,630
Total	(815,930)	7,631,525	7,173,350

Deferred Income Taxes
Federal	(16,861,925)	(35,349)	153,320
State and Local Taxes	(3,368,047)	(1,860)	8,070
Total	(20,229,972)	(37,209)	161,390

Total	$(21,045,902)	$7,594,316	$7,334,740

A reconciliation of the differences between the effective rates and statutory rates is as follows:

	2005	2004	2003

Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax, net	4.1%	4.9%	6.5%
Disqualifying dispositions	0.0%	-0.8%	—
Other	0.0%	-2.6%	-2.9%
Income taxes expense	39.1%	36.5%	38.6%

The principal types of differences between assets and liabilities for financial statement and tax return purposes are accruals, reserves, impairment of intangibles, accumulated amortization and accumulated depreciation.  A deferred tax asset is recorded for the future benefits created by the timing of accruals and reserves and the application of different amortization lives for financial statement and tax return purposes.  A deferred tax liability is recorded for the future liability created by different depreciation methods for financial statement and tax return purposes.

As of June 30, 2005 and 2004, temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2005	2004
Deferred tax assets:
Accrued expenses	$14,069	$7,020
Reserves for Accounts Receivable and Inventory	3,109,884	935,669
Intangible impairment	17,976,270
State net operating loss	158,517
Accumulated Amortization on Intangible Asset	475,512	166,332

	21,734,252	1,109,021
Valuation allowance	—	—

Total	21,734,252	1,109,021

Deferred tax liabilities:
Prepaid Expenses	103,479
Property, Plant and Equipment	1,906,103	1,614,323

Net Deferred Tax Asset/(Liability)	$19,724,670	$(505,302)

Note 8.   Earnings Per Share

Earnings per Common Share – SFAS No. 128, Earnings Per Share, requires a dual presentation of basic and diluted earnings per share on the face of the Company’s consolidated statement of income and a reconciliation of the computation of basic earnings per share to diluted earnings per share.  Basic earnings per share excludes the dilutive impact of common stock equivalents and is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period.  Diluted earnings per share includes the effect of potential dilution from the exercise of outstanding common stock equivalents into common stock using the treasury stock method.  Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.  A reconciliation of the Company’s basic and diluted earnings per share follows:

	2005		2004		2003
	Net (Loss)/Income	Shares	Net Income	Shares	Net Income	Shares
	(Numerator)	(Denominator)	(Numerator)	(Denominator)	(Numerator)	(Denominator)

Basic (loss)/earnings per share factors	$(32,779,596)	24,097,472	$13,215,454	20,831,750	$11,666,887	19,968,633
Effect of potentially dilutive option plans				222,194		152,681

Diluted (loss)/earnings per share factors	$(32,779,596)	24,097,472	$13,215,454	21,053,944	$11,666,887	20,121,314

Basic (loss)/earnings per share	$(1.36)		$0.63		$0.58
Diluted (loss)/earnings per share	$(1.36)		$0.63		$0.58

The number of shares have been adjusted for the Company’s 3 for 2 stock split in February 2003.

Dilutive shares have been excluded in the weighted average shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive.  The number of anti-dilutive weighted average shares that have been excluded in the computation of diluted earnings per share for the year ended June 30, 2005, 2004 and 2003 were 857,108, 178,500, and 0, respectively.

Note 9.   Stock Options

In Fiscal 1993, the Company adopted the 1993 Long-Term Incentive Plan (the “1993 Plan”).  Pursuant to the 1993 Plan and its amendments, employees and non-employees of the Company may be granted stock options, which qualify as incentive stock options, as well as stock options which are nonqualified.  The exercise price of the options granted is at least equal to the fair market value of the common stock on the date of grant.  There were 2,000,000 shares originally reserved for under the 1993 Plan.  Of this amount, options for 390,419 shares were granted, and were either exercised by the recipient, or are currently outstanding.  Pursuant to the plan provisions, the 1993 Plan terminated on February 13, 2003.  No additional shares were granted under this Plan after this date.

In February 2003, the Company adopted the 2003 Incentive Stock Option Plan (the “2003 Plan”). Pursuant to the 2003 Plan, employees and non-employees of the Company may be granted stock options which may qualify as incentive stock options, as well as stock options which are nonqualified.  The exercise price of the incentive stock options is at least the fair market value of the common stock on the date of grant.  The exercise price of nonqualified options may be above or below the fair market value of the common stock on the date of the grant.  The options generally vest over a three-year period and expire no later than 10 years from the date of grant.  There are 1,125,000 shares reserved for under the 2003 Plan.  Of this amount, options for 131,017 and 428,570 shares were granted in Fiscal 2005 and 2004, respectively, and were either exercised by the recipient, or are currently outstanding.  Options for 1,395,267 shares remain available for grants under the Plan.

A summary of the status of the combined options for both the 1993 Plan and the 2003 Plan, as of June 30, 2005, 2004 and 2003, and the changes during the years then ended is represented below:

	2005		2004		2003
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding, beginning of year	801,424	$12.45	409,721	$7.47	151,860	$0.94
Granted	131,070	7.42	428,570	16.69	398,820	7.82
Exercised	(19,126)	3.70	(36,867)	6.29	(131,709)	1.26
Terminated	(56,260)	14.02	—		(9,250)	3.74

Outstanding, end of year	857,108	$13.72	801,424	$12.45	409,721	$7.47
Options exercisable at year-end	386,271	$12.85	179,184	$7.39	98,025	$6.82

Weighted average fair value of options granted during the year		$7.23		$8.75		$6.48

	Options Outstanding at June 30, 2005			Options Exercisable at June 30, 2005
Exercise Price	# of Shares	Average Life	Average Exercise Price	# of Shares	Average Life	Average Exercise Price

$0.75	2,375	4.4	$0.75	2,375	4.4	$0.75
$2.30	0	6.5	$2.30	0	6.5	$2.30
$4.63	29,125	7.0	$4.63	19,417	7.0	$4.63
$6.75	100,000	10.0	$6.75	0	10.0	$6.75
$6.75	3,260	10.0	$6.75	0	10.0	$6.75
$7.48	3,260	10.0	$7.48	0	10.0	$7.48
$7.97	257,703	7.3	$7.97	187,617	7.3	$7.97
$9.02	20,000	9.5	$9.02	6,667	9.5	$9.02
$10.99	4,550	10.0	$10.99	0	10.0	$10.99
$11.27	33,125	7.7	$11.27	33,125	8.7	$11.27
$18.72	7,500	8.2	$18.72	5,000	8.2	$18.72
$17.36	156,000	8.3	$17.36	52,000	8.3	$17.36
$16.86	27,710	8.8	$16.86	9,237	8.8	$16.86
$16.04	212,500	8.9	$16.04	70,833	8.9	$16.04
	857,108			386,271

The Company accounts for stock options under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148.  Under this statement, companies may use a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date, based on the fair value of the award.  Compensation is then recognized over the service period, which is usually the vesting period.  Alternatively, SFAS No. 123 permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees.”  Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No.123 had been applied.  Starting in the first quarter of Fiscal year

2006, the Company will account for stock options under SFAS no. 123R, “Share-Based Payment”.  For further discussion refer to Note 2, “New Accounting Standards”.

Note 10.   Employee Stock Purchase Plan

In February 2003, the Company’s shareholders approved an Employee Stock Purchase Plan (“ESPP”).  Employees eligible to participate in the ESPP may purchase shares of the Company’s stock at 85% of the lower of the fair market value of the common stock on the first day of the calendar quarter, or the last day of the calendar quarter.  Under the ESPP, employees can authorize the Company to withhold up to 10% of their compensation during any quarterly offering period, subject to certain limitations.  The ESPP was implemented on April 1, 2003 and is qualified under Section 423 of the Internal Revenue Code.  The Board of Directors authorized an aggregate total of 1,125,000 shares of the Company’s common stock for issuance under the ESPP.  As of June 30, 2005, 29,293 shares have been issued under the ESPP.

Note 11.   Employee Benefit Plan

The Company has a defined contribution 401k plan (the “Plan”) covering substantially all employees.  Pursuant to the Plan provisions, the Company is required to make matching contributions equal to each employee’s contribution, but not to exceed 3% of the employee’s compensation for the Plan year.  Contributions to the Plan during the years ended June 30, 2005, 2004 and 2003 were $246,000, $187,000 and $103,000, respectively.

Note 12.   Contingencies

The Company monitors its compliance with all environmental laws.  Any compliance costs which may be incurred are contingent upon the results of future site monitoring and will be charged to operations when incurred. No monitoring costs were incurred during the years ended June 30, 2005, 2004 and 2003.

The Company is currently engaged in several civil actions as a co-defendant with many other manufacturers of Diethylstilbestrol (“DES”), a synthetic hormone.  Prior litigation established that the Company’s pro rata share of any liability is less than one-tenth of one percent.  Due to the fact that prior litigation established the “market share” method of prorating liability amongst the companies that manufactured DES during the drug’s commercial distribution, which ended in 1971, management has accepted this method as the most reasonably expected method of determining liability for future outcomes of claims.  The Company was represented in many of these actions by the insurance company with which the Company maintained coverage (subject to limits of liability) during the time period that damages were alleged to have occurred. The

Company has either settled or had dismissed approximately 250 claims.  An additional 283 claims are currently being defended.  Prior settlements have been in the range of $500 to $3,500.  Management believes that the outcome will not have a material adverse impact on the consolidated financial position or results of operations of the Company.

In 2004 and 2005, the Company entered into three, separate confidential agreements with ThePharmaNetwork, LLC (TPN) pursuant to which the company agreed to collaborate to develop, manufacture, supply, and commercialize a certain generic pharmaceutical drug product. In August 2005, TPN filed a lawsuit against various defendants, including the Company, seeking, among other things, to terminate the three agreements between the Company and TPN.  The matter is currently pending before the United States District Court for the District of New Jersey.  The Company has filed an answer denying the allegations.  The Company has also filed counterclaims against TPN and its principal, Jonathan B. Rome, for, among other things, breach of contract.  Because of the confidential nature of the agreements and the generic pharmaceutical drug product at issue, the Company has requested that the Court place all documents under seal to prevent the wrongful disclosure of the Company’s sensitive, confidential, and proprietary information.  The Company’s request for a temporary restraining order was granted.   As a result, TPN is temporarily restrained from competing against Lannett or collaborating with Lannett’s competitors with respect to the drug product at issue. TPN is also temporarily restrained from using, disclosing or disseminating any confidential information about this drug product until after the hearing on the preliminary injunction, which is scheduled for Sept. 14, 2005.  TPN received a temporary restraining order prohibiting Lannett from disclosing TPN’s “confidential information” until after the preliminary injunction hearing on Sept. 14, 2005.  At this time, Management is unable to estimate a range of loss, if any, related to this action.  Management believes that the outcome of this litigation will not have a material adverse impact on the financial position or results of operation of the Company.

In addition to the matters reported herein, the Company is involved in litigation which arises in the normal course of business.  In the opinion of management, the resolution of these lawsuits will not have a material adverse effect on the consolidated financial position or results of operations.

Note 13.   Commitments

Leases

The Company’s headquarters, administrative offices, quality control laboratory, and manufacturing and production facilities, consisting of approximately 31,000 square feet, are located at 9000 State Road, Philadelphia, Pennsylvania.

In December 1997, the Company entered into a three-year and three-month lease for a 23,500 square foot facility located at 500 State Road, Bensalem Bucks County, Pennsylvania. This facility houses laboratory research, warehousing and distribution operations.  The leased facility is located approximately 2 miles from the Company headquarters.  In January 2001, the Company extended this lease through April 30, 2004.  After that time, the Company renewed the lease again through April 30, 2005.  The move to 9001 Torresdale Ave, Philadelphia, PA was completed in January 2005.

On July 1, 2003, the Company entered into a lease/purchase option agreement for a 63,000 square foot facility at 9001 Torresdale Avenue, Philadelphia, Pennsylvania, approximately 1 mile from the Company’s headquarters.  On November 26, 2003, the Company exercised its option to purchase the facility.  The Company’s laboratory research, warehousing and distribution operations, sales and accounting departments are now housed there.  The Company no longer utilizes nor has any lease obligations to the 500 State Road facility.

In addition to the above, the Company has operating leases, expiring in 2008, for office equipment. Future minimum lease payments under these agreements are as follows:

Year ended June 30,	Amount
2006	30,132
2007	30,132
2008	30,132
Total	$90,396

Rental expense for the years ended June 30, 2005, 2004 and 2003 was approximately $50,000, $321,000 and $138,000, respectively.

Employment Agreements

The Company has entered into employment agreements with Arthur Bedrosian, Brian Kearns, Kevin Smith and Bernard Sandiford (the “Named Executives”).  Each of the agreements provide for an annual base salary and eligibility to receive a bonus.  The salary and bonus amounts of the Named Executives are determined by the Board of Directors.  Additionally, the Named Executives are eligible to receive stock options, which are granted at the discretion of the Board of Directors, and in accordance with the Company’s policies regarding stock option grants.

Under the agreements, the Named Executive employees may be terminated at any time with or without cause, or by reason of death or disability.  In certain termination situations, the Company is liable to pay severance compensation to the Named Executive of between one year and three years.

Note 14.   Related Party Transactions

The Company had sales of approximately $590,000, $590,000 and $348,000 during the years ended June 30, 2005, 2004 and 2003, respectively, to a generic distributor, Auburn Pharmaceutical Company (the “related party”) in which the owner, Jeffrey Farber, is the son of the Chairman of the Board of Directors and principal shareholder of the Company, William Farber.  Accounts receivable includes amounts due from the related party of approximately $179,000, and $117,000 at June 30, 2005 and 2004, respectively.  In the Company’s opinion, the terms of these transactions were not more favorable to the related party than would have been to a non-related party.

Stuart Novick, the son of Marvin Novick, a Director on the Company’s Board of Directors through January 13, 2005, was employed by two insurance brokerage companies (the “Insurance Brokers”) that provide insurance agency services to the Company.  The Company paid approximately $732,200, $499,000 and $28,000 during Fiscal 2005, 2004 and 2003, respectively, to the Insurance Companies for various insurance coverage policies.  There was approximately $17,200 and $9,400 due to the Insurance Companies as of June 30, 2005 and 2004, respectively.  In the Company’s opinion, the terms of these transactions were not more favorable to the related party than would have been to a non-related party.

In January 2005, Lannett Holdings, Inc. entered into an agreement pursuant which it purchased for $100,000 and future royalty payments the proprietary rights to manufacture and distribute a product for which Pharmeral, Inc. owns the ANDA.  This agreement is subject to Lannett Holdings, Inc’s ability to obtain FDA approval to use the proprietary rights.  In the event that such FDA approval cannot be obtained, Pharmeral, Inc. must repay the $100,000 to Lannett

Holdings, Inc.  Accordingly, the Company has treated this payment as a prepaid asset.  Arthur Bedrosian, President of Lannett, was formerly the President and Chief Executive Officer and currently owns 100% of Pharmeral, Inc.  This transaction was approved by the Board of Directors of Lannett and, in its opinion, the terms were not more favorable to the related party than they would have been to a non-related party.

Note 15.   Material Contract with Supplier

The Company’s primary finished product inventory supplier is Jerome Stevens Pharmaceuticals, Inc. (JSP), in Bohemia, New York.  Purchases of finished goods inventory from JSP accounted for approximately 62% of the Company’s inventory purchases in Fiscal 2005, 81% in Fiscal 2004 and 62% in Fiscal 2003.  On March 23, 2004, the Company entered into an agreement with JSP for the exclusive distribution rights in the United States to the current line of JSP products, in exchange for four million (4,000,000) shares of the Company’s common stock.  The JSP products covered under the agreement included Butalbital, Aspirin, Caffeine with Codeine Phosphate capsules, Digoxin tablets and Levothyroxine Sodium tablets, sold generically and under the brand name Unithroid®.  The term of the agreement is ten years, beginning on March 23, 2004 and continuing through March 22, 2014.  Both Lannett and JSP have the right to terminate the contract if one of the parties does not cure a material breach of the contract within thirty (30) days of notice from the non-breaching party.

During the term of the agreement, the Company is required to use commercially reasonable efforts to purchase minimum dollar quantities of JSP’s products being distributed by the Company.  The minimum quantity to be purchased in the first year of the agreement is $15 million.  Thereafter, the minimum quantity to be purchased increases by $1 million per year up to $24 million for the last year of the ten-year contract.  The Company has met the minimum purchase requirement for the first year of the contract, but there is no guarantee that the Company will be able to continue to do so in the future. If the Company does not meet the minimum purchase requirements, JSP’s sole remedy is to terminate the agreement within 60 days of Lannett’s failure to meet the requirement.  If JSP does terminate the contract, Lannett does not pay any fee, but could lose its exclusive distribution rights in the United States.  Lannett also has the ability to terminate the contract, without any penalty, if doing so is in the best interest of the Company.

Under the agreement, JSP is entitled to nominate one person to serve on the Company’s Board of Directors (the “Board”) provided, however, that the Board shall have the right to reasonably approve any such nominee in order to fulfill its fiduciary duty by ascertaining that such person is suitable for membership on the board of a publicly traded corporation. Suitability is determined by, but not limited to, the requirements of the Securities and Exchange Commission, the American Stock Exchange, and other applicable laws, including the Sarbanes-Oxley Act of 2002.  As of June 30, 2005, JSP has not exercised the nomination provision of the agreement.  The agreement was included as an Exhibit in the Current Report on Form 8-K filed by the Company on May 5, 2004, as subsequently amended.

Management determined that the intangible product rights asset created by this agreement was impaired as of March 31, 2005. Refer to Note 1 – intangible assets for additional disclosure and discussion of this impairment.

Note 16.  Unearned Grant Funds

In July 2004, the Company received $500,000 of grant funding from the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development.  The grant funding program requires the Company to use the funds for machinery and equipment located at their Pennsylvania locations, hire an additional 100 full-time employees by June 30, 2006, operate its Pennsylvania locations a minimum of five years and meet certain matching investment requirements.  If the Company fails to comply with any of the requirements above, the Company would be liable to repay the full amount of the grant funding ($500,000).  The Company records the unearned grant funds as a liability until the Company complies with all of the requirements of the grant funding program.  On a quarterly basis, the Company will monitor its progress in fulfilling the requirements of the grant funding program and will determine the status of the liability.  As of June 30, 2005, the Company has recognized the grant funding as a short term liability under the caption of Unearned Grant Funds.

Note 17.  Investment Securities - Available-for-Sale

The amortized cost, gross unrealized gains and losses, and fair value of the Company’s available-for-sale securities as of June 30, 2005 are summarized as follows (there were no investment securities as of June 30, 2004):

Available for Sale Securities        6/30/05

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Treasury	$—	$—	$—	$—
U.S. Government Agency	6,582,022	8,970	(35,794)	6,555,198
Mortgage-Backed Securities	363,429	—	(10,105)	353,324
Asset-Backed Securities	985,245	5,361	(10,421)	980,185
	$7,930,696	$14,331	$(56,320)	$7,888,708

The amortized cost and fair value of the Company’s current available-for-sale securities by contractual maturity at June 30, 2005 are summarized as follows:

	30-Jun-05
	Available for Sale
	Amortized	Fair
	Cost	Value
Due in one year or less	$—	$—
Due after one year through five years	5,136,208	5,115,807
Due after five years through ten years	791,760	792,426
Due after ten years	2,002,728	1,980,475
	7,930,696	7,888,708

The Company uses the specific identification method to determine the cost of securities sold. For the year ended June 30, 2005, the Company had realized losses of $1,466. There were no realized losses for the year ended June 30, 2004.

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

The table below indicates the length of time individual securities have been in a continuous unrealized loss position as of June 30, 2005:

		Less than 12 months		12 months or longer		Total
Description of	Number of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Government Agency	26	4,272,375	(35,794)	$—	$—	4,272,375	(35,794)
Mortgage-Backed Securities	3	353,325	(10,105)	—	—	353,325	(10,105)
Asset-Backed Securities	7	316,619	(10,421)	—	—	316,619	(10,421)

Total temporarily impaired investment securities	36	$4,942,319	$(56,320)	$—	$—	$4,942,319	$(56,320)

There were no securities determined by management to be other-than-temporarily impaired for the year ended June 30, 2005.

Note 18.  Comprehensive Income

The Company’s other comprehensive loss is comprised of unrealized losses on investment securities classified as available-for-sale. The components of comprehensive income and related taxes consisted of the following as of June 30, 2005 and 2004:

COMPREHENSIVE (LOSS) INCOME

	For Year Ended:
	6/30/2005	6/30/2004
Other Comprehensive Loss:
Unrealized Holding Loss on Securities	(41,989)	—
Add: Tax savings at effective rate	16,796	—
Total Unrealized Loss on Securities, Net	(25,193)	—

Total Other Comprehensive Loss	(25,193)	—
Net (Loss) Income	(32,779,596)	13,215,454
Total Comprehensive (Loss) Income	(32,804,789)	13,215,454

There were no items of other comprehensive income in Fiscal years 2004 and 2003.

Note 19.  Subsequent Event

In August 2005, the Company loaned $2 million to an active pharmaceutical ingredient (API) supplier.  Terms of the loan included an initial annual interest rate of 10%, payable interest only on an annual basis for the first three years of the loan.  The loan then converts to an interest rate of Prime rate plus 500 basis points for monthly payments for year four, when the remaining interest and entire principal amount is scheduled to be paid down.  The Company received warrants associated with this loan that may be exercised at a future date.  The Company also purchased shares of this API supplier from one of the founding partners for $500,000 cash.  This founding partner has an option to buy back these shares at any time over the next 30 months for $600,000.  The combined total of the shares associated with the warrants and the equity purchase represents a minority position in this API supplier.

Note 20. Quarterly Financial Information (unaudited)

Lannett’s unaudited quarterly consolidated results of operations and market price information are shown below:

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Fiscal 2005
Net Sales	$9,368,438.00	$7,603,189.00	$12,918,522.00	$15,011,496.00
Cost of Goods Sold	12,443,756.00	4,266,839.00	7,085,479.00	7,620,834.00
Gross Profit	(3,075,318.00)	3,336,350.00	5,833,043.00	7,390,662.00
Other Operating Expenses	5,620,448.00	51,888,438.00	4,466,319.00	5,149,190.00
Operating Income	(8,695,766.00)	(48,552,088.00)	1,366,724.00	2,241,472.00
Other Expense	40,145.00	45,194.00	54,326.00	46,175.00
Income Taxes	(3,010,067.00)	(19,438,914.00)	524,921.00	878,156.00
Net (Loss) Income	(5,725,844)	(29,158,368)	787,477	1,317,141
Basic (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05
Diluted (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05

Fiscal 2004
Net Sales	$17,985,581.00	$16,000,251.00	$16,573,601.00	$13,221,786.00
Cost of Goods Sold	8,451,582.00	6,947,195.00	6,660,845.00	4,797,253.00
Gross Profit	9,533,999.00	9,053,056.00	9,912,756.00	8,424,533.00
Other Operating Expenses	6,412,636.00	3,638,461.00	3,429,246.00	2,613,032.00
Operating Income	3,121,363.00	5,414,595.00	6,483,510.00	5,811,501.00
Other Income/(Expense)	(25,119.00)	1,632.00	10,404.00	(8,116.00)
Income Taxes	336,120.00	2,217,829.00	2,661,367.00	2,379,000.00
Net Income	2,760,124	3,198,398	3,832,547	3,424,385
Basic Earnings Per Share	$0.12	$0.16	$0.19	$0.17
Diluted Earnings Per Share	$0.12	$0.16	$0.19	$0.17

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Fiscal 2003
Net Sales	$12,157,035	$11,019,906	$10,183,161	$9,126,656
Cost of Goods Sold	4,479,690	3,976,519	3,965,474	3,836,110
Gross Profit	7,677,345	7,043,387	6,217,687	5,290,546
Other Operating Expenses	2,156,995	1,869,699	1,791,829	1,350,336
Operating Income	5,520,350	5,173,688	4,425,858	3,940,210
Other Expense	17,244	3,974	13,321	23,940
Income Taxes	2,406,418	1,914,081	1,649,624	1,364,617
Net Income	3,096,688	3,255,633	2,762,913	2,551,653
Basic Earnings Per Share	$0.15	$0.16	$0.14	$0.13
Diluted Earnings Per Share	$0.15	$0.16	$0.14	$0.13

Exhibit Index

Exhibit Number	Description	Method of Filing

3.1	Articles of Incorporation	Incorporated by reference to the Proxy Statement filed with respect to the Annual Meeting of Shareholders held on December 6, 1991 (the “1991 Proxy Statement”).

3.2	By-Laws, as amended	Incorporated by reference to the 1991 Proxy Statement.

4	Specimen Certificate for Common Stock	Incorporated by reference to Exhibit 4(a) to Form 8 dated April 23, 1993 (Amendment No. 3 to Form 10-KSB for Fiscal 1992) (“Form 8”)

10.1	Line of Credit Note dated March 11, 1999 between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ad) to the Annual Report on 1999 Form 10-KSB

10.2	Philadelphia Authority for Industrial Development Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series of 1999	Incorporated by reference to Exhibit 10(ae) to the Annual Report on 1999 Form 10-KSB

10.3	Philadelphia Authority for Industrial Development Tax-Exempt Variable Rate Demand/Fixed Revenue Bonds (Lannett Company, Inc. Project) Series of 1999	Incorporated by reference to Exhibit 10(af) to the Annual Report on 1999 Form 10-KSB

10.4	Letter of Credit and Agreements supporting bond issues between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ag) to the Annual Report on 1999 Form 10-KSB

10.5	2003 Stock Option Plan	Incorporated by reference to the Proxy Statement for Fiscal Year Ending June 30, 2002

10.6	Terms of Employment Agreement with Kevin Smith	Incorporated by reference to Exhibit 10.6 to the Annual Report on 2003 Form 10-KSB

Exhibit Number	Description	Method of Filing

10.7	Terms of Employment Agreement with Arthur Bedrosian	Incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q dated May 12, 2004.

10.8	Terms of Employment Agreement with Larry Dalesandro	Incorporated by reference to Exhibit 10.9 to the Annual Report on 2004 Form 10-KSB

10.9 (Note A)	Agreement between Lannett Company, Inc and Siegfried (USA), Inc.	Incorporated by reference to Exhibit 10.9 to the Annual Report on 2003 Form 10-KSB

10.10 (Note A)	Agreement between Lannett Company, Inc and Jerome Stevens, Pharmaceutical, Inc.	Incorporated by reference to Exhibit 2.1 to Form 8-K dated April 20, 2004

11	Computation of Earnings Per Share	Filed Herewith

13	Annual Report on Form 10-K	Filed Herewith

21	Subsidiaries of the Company	Filed Herewith

23.1	Consent of Grant Thornton	Filed Herewith

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith

32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith