Form 10-K/A, Exhibit 13
period 2006-06-30
LANNETT CO INC
filed 2007-09-12
CIK 57725

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lannett Company, Inc. and Subsidiaries as of June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payments, as of July 1, 2005.

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

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
September 6, 2006

LANNETT COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2006	June 30, 2005
ASSETS
Current Assets
Cash	$468,359	$4,165,601
Trade accounts receivable (net of allowance of $250,000 and $70,000, respectively)	24,921,671	10,735,529
Inventories	11,476,503	9,988,769
Interest receivable	193,549	—
Prepaid taxes	3,212,511	3,957,993
Deferred tax assets - current portion	1,461,172	3,123,953
Other current assets	1,753,082	1,966,270
Total Current Assets	43,486,847	33,938,115

Property, plant, and equipment	28,782,350	23,746,161
Less accumulated depreciation	(9,136,801)	(7,121,313)
	19,645,549	16,624,848

Construction in progress	1,955,508	2,079,650
Investment securities - available for sale	5,621,609	7,888,708
Note receivable	3,182,498	—
Intangible asset (product rights) - net of accumulated amortization	13,831,168	15,615,835
Deferred tax asset	18,070,674	18,610,159
Other assets	198,211	159,745
TOTAL ASSETS	$105,992,064	$94,917,060

LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current Liabilities
Accounts payable	$763,744	$1,208,148
Accrued expenses	5,217,894	1,667,638
Unearned grant funds	500,000	500,000
Current portion of long term debt	546,886	2,269,776
Rebates and chargebacks payable	13,012,084	10,750,000
Total Current Liabilities	20,040,608	16,395,562

Long term debt, less current portion	7,649,806	7,262,672
Deferred tax liability	2,545,734	2,009,582
TOTAL LIABILITIES	30,236,148	25,667,816

SHAREHOLDERS’ EQUITY
Common stock - authorized 50,000,000 shares, par value $0.001; issued and outstanding, 24,141,325 and 24,111,140 shares, respectively	24,141	24,111
Additional paid in capital	71,742,402	70,157,431
Retained earnings (deficit)	4,456,387	(512,535)
Accumulated other comprehensive loss	(72,444)	(25,193)
	76,150,486	69,643,814
Less: Treasury stock at cost - 50,900 shares	394,570	394,570
TOTAL SHAREHOLDERS’ EQUITY	75,755,916	69,249,244
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$105,992,064	$94,917,060

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

LANNETT COMPANY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FISCAL YEARS ENDED JUNE 30, 2006, 2005  AND 2004

	Common Stock		Additional	Retained
	Shares Issued	Amount	Paid-in Capital	Earnings (Deficit)	Treasury Stock	Accum. Other Comp. Loss	Shareholders’ Equity

BALANCE, JUNE 30, 2003	20,025,871	$20,026	$2,526,077	$19,051,607	$—	$—	$21,597,710

Exercise of stock options	36,867	37	232,079	—	—	—	232,116

Shares issued in connection with employee stock purchase plan	11,972	12	161,699	—	—	—	161,711
Shares issued in connection with JSP product rights contract	4,000,000	4,000	67,036,000	—	—	—	67,040,000
Net income	—	—	—	13,215,454	—	—	13,215,454

BALANCE, JUNE 30, 2004	24,074,710	$24,075	$69,955,855	$32,267,061	$—	$—	$102,246,991

Exercise of stock options	19,126	19	60,892	—	—	—	60,911
Shares issued in connection withemployee stock purchase plan	17,304	17	140,684	—	—	—	140,701
Other comprehensive loss	—	—	—	—	—	(25,193)	(25,193)
Cost of treasury stock	—	—	—	—	(394,570)	—	(394,570)
Net loss	—	—	—	(32,779,596)	—	—	(32,779,596)

BALANCE, JUNE 30, 2005	24,111,140	$24,111	$70,157,431	$(512,535)	$(394,570)	$(25,193)	$69,249,244

Exercise of stock options	1,000	1	4,632	—	—	—	4,633
Shares issued in connection with employee stock purchase plan	29,185	29	139,628	—	—	—	139,657
Stock compensation expense	—	—	1,440,711	—	—	—	1,440,711
Other comprehensive loss	—	—	—	—	—	(47,251)	(47,251)
Net income	—	—	—	4,968,922	—	—	4,968,922

BALANCE, JUNE 30, 2006	24,141,325	$24,141	$71,742,402	$4,456,387	$(394,570)	$(72,444)	$75,755,916

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS ENDED JUNE 30,

	2006	2005	2004
OPERATING ACTIVITIES:
Net income (loss)	$4,968,922	$(32,779,596)	$13,215,454
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,967,128	6,970,932	2,506,427
(Gain) Loss on disposal/impairment of assets	(5,945)	46,093,236	19,803
Deferred tax	2,738,418	(20,229,832)	(37,209)
Stock compensation expense	1,440,711	—	—
Changes in assets and liabilities which provided cash:
Trade accounts receivable	(11,924,058)	15,370,358	(12,953,719)
Inventories	(1,487,734)	2,824,481	(4,637,452)
Prepaid taxes	745,482	(3,075,380)	(882,613)
Prepaid expenses and other current assets	(18,827)	(905,862)	(356,057)
Accounts payable	(444,404)	(4,431,906)	9,089,751
Accrued expenses	3,550,257	(1,757,219)	2,898,429
Income taxes payable	—	—	(63,617)

Net cash provided by operating activities	3,529,949	8,079,212	8,799,197

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,114,626)	(3,213,297)	(10,749,636)
Note receivable	(3,182,498)	—	—
Purchase of intangible asset	—	(1,500,000)	—
Sales(purchases) of AFS investment securities	2,219,848	(7,913,901)	—

Net cash used in investing activities	(6,035,726)	(12,627,198)	(10,749,636)

FINANCING ACTIVITIES:
Repayments of debt	(7,585,755)	(2,163,015)	(1,085,669)
Proceeds from grant funding	—	500,000	—
Proceeds from debt, net of restricted cash released in 2004	6,250,000	1,602,606	8,080,724
Proceeds from issuance of stock	144,290	201,612	393,827
Treasury stock transactions	—	(394,570)	—

Net cash (used in)provided by financing activities	(1,191,465)	(253,367)	7,388,882

NET (DECREASE)/INCREASE IN CASH	(3,697,242)	(4,801,353)	5,438,443

CASH, BEGINNING OF YEAR	4,165,601	8,966,954	3,528,511

CASH, END OF YEAR	$468,359	$4,165,601	$8,966,954

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
Interest paid	$321,277	$351,462	$32,102
Income taxes paid	$50,000	$3,149,620	$8,540,546

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

Revenue Recognition – The Company recognizes revenue when its products are shipped.  At this point, title and risk of loss have transferred to the customer and provisions for estimates, including rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable.  Accruals for these provisions are presented in the consolidated financial statements as rebates and chargebacks payable and reductions to net sales. The change in the reserves for various sales adjustments may not be proportionally equal to the change in sales because of changes in both the product and the customer mix. Increased sales to wholesalers will generally require additional accruals as they are the primary recipient of chargebacks and rebates. Incentives offered to secure sales vary from product to product. Provisions for estimated rebates and promotional credits are estimated based upon contractual terms.  Provisions for other customer credits, such as price adjustments, returns, and chargebacks, require management to make subjective judgments on customer mix. Unlike branded innovator drug companies, Lannett does not use information about product levels in distribution channels from third-party sources, such as IMS and NDC Health, in estimating future returns and other credits. Lannett calculates a chargeback/rebate rate based on contractual terms with its customers and applies this rate to customer sales.  The only variable is customer mix, and this is based on historical data and sales expectations.  The chargeback/rebate reserve is reviewed on a monthly basis by management using several ratio and calculated metrics.  Lannett’s methodology for estimating reserves has been consistent with previous periods.

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

The following tables identify the reserves for each major category of revenue allowance and a summary of the activity for the fiscal years ended June 30, 2006 and 2005:

For the Year Ended June 30, 2006

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

Actual credits issued related to sales recorded in prior fiscal years	(7,920,500)	(1,460,500)	(1,272,400)	(59,300)	(10,712,700)

Reserves or (reversals) charged during Fiscal 2006 related to sales recorded in prior fiscal years	—	500,000	(500,000)	—	—

Reserves charged to net sales in fiscal 2006 related to sales recorded in fiscal 2006	28,237,000	5,688,500	497,300	1,298,200	36,221,000

Actual credits issued related to sales in fiscal 2006	(18,178,800)	(3,573,700)	(900)	(992,800)	(23,246,200)

Reserve Balance as of June 30, 2006	$10,137,400	$2,183,100	$416,000	$275,600	$13,012,100

For the Year Ended June 30, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000

Actual credits issued related to sales recorded in prior fiscal years	(4,978,300)	(1,970,000)	(523,100)	(95,800)	(7,567,200)

Reserves or (reversals) charged during Fiscal 2005 related to sales recorded in prior fiscal years	(1,420,000)	130,000	(130,000)	—	—

Reserves charged to net sales in fiscal 2005 related to sales recorded in fiscal 2005	21,028,100	6,970,100	2,803,900	623,400	31,685,500

Actual credits issued related to sales in fiscal 2005	(13,114,600)	(5,965,500)	(1,166,800)	(586,400)	(22,253,300)

Reserve balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692.000	$29,500	$10,750,000

For the Year Ended June 30, 2004

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve balance as of June 30, 2003	$1,638,000	$889,900	$210,200	$33,900	$2,772,000

Actual credits issued related to sales recorded in prior fiscal years	(1,604,000)	(1,166,400)	(182,700)	—	(2,953,100)

Reserves or (reversals) charged during Fiscal 2004 related to sales recorded in prior fiscal years	—	300,000	—	—	300,000

Reserves charged to net sales in fiscal 2004 related to sales recorded in fiscal 2004	18,897,500	4,563,900	480,600	464,400	24,406,400

Actual credits issued related to sales in fiscal 2004	(12,447,000)	(2,723,200)	(60,100)	(410,000)	(15,640,300)

Reserve balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000

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

Property, Plant and Equipment - Property, plant and equipment are stated at cost.  Depreciation is provided for by the straight-line and accelerated methods over the estimated useful lives of the assets.  Depreciation expense for the fiscal years ended June 30, 2006, 2005, and 2004 was approximately $2,182,000, $1,799,000, and $1,192,000, respectively.

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

Segment Information – The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131 (FAS 131), Disclosures about Segments of an Enterprise and Related Information.  The Company operates one business segment - generic pharmaceuticals, accordingly the Company has one reporting segment.  In accordance with FAS 131, the Company aggregates its financial information for all products and reports on one operating segment.  The following table identifies the Company’s approximate net product sales by medical indication for the fiscal years ended June 30, 2006 and 2005:

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

Stock Options - In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (R), “Share-Based Payment” (SFAS 123(R)).  This standard is a revision of SFAS 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.”   SFAS 123(R) addresses the accounting for share-based compensation in which we receive employee services in exchange for our equity instruments.  Under the standard, we are required to recognize compensation cost for share-based compensation issued to or purchased by employees, net of estimated forfeitures, under share-based compensation plans using a fair value method.

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

The following table illustrates the pro forma effect on net income and earnings per share if we had recorded compensation expense based on the fair value method for all share-based compensation awards:

	Twelve months ended June 30,
	2006	2005	2004
Net income (loss) - as reported	$4,968,922	$(32,779,597)	$13,215,454
Deduct: total share-based compensation, determined under fair value based method	—	(2,616,888)	(950,658)
Add: tax benefit at effective rate	—	1,023,203	346,933
Net income (loss) – pro forma	$4,968,922	$(34,373,282)	$12,611,729

Basic earnings (loss) per share - as reported	$0.21	$(1.36)	$0.63
Basic earnings (loss) per share - pro forma	$0.21	$(1.43)	$0.61
Diluted earnings (loss) per share - as reported	$0.21	$(1.36)	$0.63
Diluted earnings (loss) per share - pro forma	$0.21	$(1.43)	$0.60

A summary of award activity under the Plans as of June 30, 2006, and changes during the twelve months then ended, is presented below:

	Awards	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Life

Outstanding at July 1, 2005	857,108	$13.72
Granted	108,500	$6.07
Exercised	1,000	$4.63
Forfeited or expired	172,605	$—
Outstanding at June 30, 2006	792,003	$10.89	$—	7.3
Outstanding at June 30, 2006 and not yet vested	297,780	$9.92	$—	7.8
Exercisable at June 30, 2006	494,223	$11.47	$—	7.1

	Awards	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Life

Outstanding at July 1, 2004	801,424	$12.45
Granted	131,070	$7.42
Exercised	19,126	$3.70
Forfeited or expired	56,260	$14.02
Outstanding at June 30, 2005	857,108	$13.72	$—	8.3
Outstanding at June 30, 2005 and not yet vested	491,045	$14.43	$—	8.7
Exercisable at June 30, 2005	366,063	$12.85	$—	8.7

	Awards	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Life

Outstanding at July 1, 2003	409,721	$7.47
Granted	428,570	$16.69
Exercised	36,867	$6.29
Forfeited or expired	—	$—
Outstanding at June 30, 2004	801,424	$12.45	$—	8.9
Outstanding at June 30, 2004 and not yet vested	622,240	$13.91	$—	9.2
Exercisable at June 30, 2004	179,184	$7.39	$—	8.0

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

	2006		2005		2004
	Net Income (Numerator)	Shares (Denominator)	Net Loss (Numerator)	Shares (Denominator)	Net Income (Numerator)	Shares (Denominator)

Basic earnings/(loss) per share factors	$4,968,922	24,130,224	$(32,779,596)	24,097,472	$13,215,454	20,831,750

Effect of potentially dilutive option plans	—	26,665	—	—	—	222,194

Diluted (loss)/earnings per share factors	4,968,922	24,156,889	(32,779,596)	24,097,472	13,215,454	21,053,944

Basic (loss)/earnings per share	$0.21		$(1.36)		$0.63
Diluted (loss)/earnings per share	$0.21		$(1.36)		$0.63

Dilutive shares have been excluded in the weighted average shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive.  The number of anti-dilutive shares that have been excluded in the computation of diluted earnings per share for the fiscal years ended June 30, 2006, 2005 and 2004 were 726,833, 857,108, and 178,500, respectively.

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

In September 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (EITF 04-13). EITF 04-13 provides guidance on whether two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction within the scope of APB No. 29, “Accounting for Nonmonetary Transactions.” In addition, EITF 04-13 indicates whether nonmonetary exchanges of inventory within the same line of business should be recognized at cost or fair value. EITF 04-13 will be effective as of April 1, 2006. There has been no impact on the Company’s financial statements from the effective date, April 1, 2006 to date.

In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP No. 46(R)-6). This pronouncement provides guidance on how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” which could impact the assessment of whether certain variable interest entities are consolidated. FSP No. 46(R)-6 will be effective for the Company on July 1, 2006. FSP No. 46(R)-6 has had no impact to the Company in the current year.

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

Note 3.   Inventories

Inventories at June 30, 2006 and 2005 consist of the following:

	2006	2005

Raw Materials	$5,143,714	$5,091,883

Work-in-process	1,438,794	1,351,112

Finished Goods	4,511,274	3,303,478

Packaging Supplies	382,721	242,296

	$11,476,503	$9,988,769

The preceding amounts are net of inventory obsolescence reserves of $1,054,498 and $5,300,000 at June 30, 2006 and 2005, respectively.

Note 4.   Property, Plant and Equipment

Property, plant and equipment at June 30, 2006 and 2005 consist of the following:

	Useful Lives	2006	2005

Land	—	$233,414	$233,414
Building and improvements	10 - 39 years	10,612,954	9,339,706
Machinery and equipment	5 - 10 years	17,109,279	13,347,416
Furniture and fixtures	5 - 7 years	826,703	825,625

		$28,782,350	$23,746,161
Less accumulated depreciation		(9,136,801)	(7,121,313)

Total		$19,645,549	$16,624,848

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

Note 6.   Long-Term Debt

Long-term debt at June 30, 2006 and 2005 consists of the following:

	June 30, 2006	June 30, 2005

PIDC Regional Center, LP III loan	$4,500,000	$—
Pennsylvania Industrial Development Authority loan	1,221,780	—
Pennsylvania Department of Community & Economic Development loan	476,560	—
Tax-exempt bond loan (PAID)	955,566	1,645,720
Mortgage loan	—	2,700,000
Equipment loan	1,042,786	4,486,729
Construction loan	—	699,999

Total debt	8,196,692	9,532,448
Less current portion	546,886	2,269,776

Long term debt	$7,649,806	$7,262,672

On December 13, 2005, the Company refinanced $5,750,000 of its debt through the Philadelphia Industrial Development Corporation (PIDC) and the Pennsylvania Industrial Development Authority (PIDA).  With the proceeds from the refinancing, the Company paid off its Mortgage and Construction Loan, as well as a portion of the Equipment loan.  These loans were with Wachovia Bank.  The Company financed $4,500,000 through the Immigrant Investor Program (PIDC Regional Center, LP III).  The Company will pay a bi-annual interest payment at a rate equal to two and one-half percent per annum.  The outstanding principal balance shall be due and payable 5 years (60 months) from January 1, 2006.  The remaining $1,250,000 is financed through the PIDA Loan.  The Company is required to make equal payments each month for 180 months starting February 1, 2006 with interest of two and three-quarter percent per annum.  The PIDA Loan has $1,221,780 outstanding as of June 30, 2006, and $68,953 is currently due; none of the PIDC Loan is currently due.

An additional $500,000 was financed through the Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund.  The Company is required to make equal payments for 60 months starting May 1, 2006 with interest of two and three quarter percent per annum.  As of June 30, 2006, $476,560 is outstanding, and $102,830 is currently due.

In April 1999, the Company entered into a loan agreement (the “Agreement”) with a governmental authority, the Philadelphia Authority for Industrial Development (the “Authority” or “PAID”), to finance future construction and growth projects of the Company. The Authority issued $3,700,000 in tax-exempt variable rate demand and fixed rate revenue bonds to provide the funds to finance such growth projects pursuant to a trust indenture (“the Trust Indenture”).  A portion of the Company’s proceeds from the bonds was used to pay for bond issuance costs of approximately $170,000.  The Trust Indenture requires that the Company repay the Authority loan through installment payments beginning in May 2003 and continuing through May 2014, the year the bonds mature. The bonds bear interest at the floating variable rate determined by the organization responsible for selling the bonds (the “remarketing agent”).  The interest rate fluctuates on a weekly basis.  The effective interest rate at June 30, 2006 was 4.13%.  At June 30, 2006, the Company has $955,566 outstanding on the Authority loan, of which $54,583 is classified as currently due.  The remainder is classified as a long-term liability. In April 1999, an irrevocable letter of credit of $3,770,000 was issued by Wachovia Bank, National Association (Wachovia) to secure payment of the Authority Loan and a portion of the related accrued interest.  At June 30, 2006, no portion of the letter of credit has been utilized.

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

Long-term debt amounts are due as follows:

Fiscal Year Ending June 30,	Amounts Payable to Institutions

2007	$546,886
2008	599,583
2009	609,697
2010	384,814
2011	4,827,364
Thereafter	1,228,348
$8,196,692

Note 7.   Income Taxes

The provision for income taxes consists of the following for the years ended June 30,

	2006	2005	2004

Current Income Taxes
Federal	$822,617	$(815,930)	$6,054,428
State and Local Taxes	—	—	1,577,097
Total	822,617	(815,930)	7,631,525

Deferred Income Taxes
Federal	2,281,537	(16,861,925)	(35,349)
State and Local Taxes	457,021	(3,368,047)	(1,860)
Total	2,738,558	(20,229,972)	(37,209)

Total	$3,561,175	$(21,045,902)	$7,594,316

A reconciliation of the differences between the effective rates and statutory rates is as follows:

	2006	2005	2004

Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax, net	3.5%	4.1%	4.9%
Disqualifying dispositions	0.0%	0.0%	-0.8%
Nondeductible expenses	3.0%	0.0%	0.0%
Other	0.2%	0.0%	-2.6%
Income taxes expense	41.7%	39.1%	36.5%

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

As of June 30, 2006 and 2005, temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets:
Accrued expenses	$54,765	$14,069
Stock Compensation Expense	319,036	—
Unearned Grant Funds	195,000	—
Reserves for Accounts Receivable and Inventory	1,406,407	3,109,884
Intangible impairment	16,777,944	17,976,270
State net operating loss	268,783	158,517
Accumulated Amortization on Intangible Asset	509,911	475,512
	19,531,846	21,734,252
Valuation allowance	—	—
Total	19,531,846	21,734,252

Deferred tax liabilities:
Prepaid Expenses	44,029	103,479
Property, Plant and Equipment	2,501,705	1,906,103

Net Deferred Tax Asset/(Liability)	$16,986,112	$19,724,670)

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

Contractual Obligations

The following table represents annual contractual purchase obligations as of June 30, 2006:

Contractual Obligations

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt	$8,196,692	$1,130,706	$1,283,600	$4,924,653	$857,733
Operational Leases	1,983,288	331,972	783,802	799,570	67,944
Purchase Obligations	164,000,000	17,000,000	37,000,000	41,000,000	69,000,000
Interest on Obligations	1,277,000	300,000	585,000	302,000	90,000

Total	$175,456,980	$18,762,678	$39,652,402	$47,026,223	$70,015,677

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

Note 15.  Investment Securities - Available-for-Sale

The amortized cost, gross unrealized gains and losses, and fair value of the Company’s available-for-sale securities as of June 30, 2006 and June 30, 2005:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Agency	$4,586,248	$78	$(92,221)	$4,494,105
Mortgage-Backed Securities	312,904	—	(20,916)	291,988
Asset-Backed Securities	843,197	—	(7,681)	835,516
	$5,742,349	$78	$(120,818)	$5,621,609

Available for Sale Securities              6/30/05

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Agency	$6,582,022	$8,970	$(35,794)	$6,555,198
Mortgage-Backed Securities	363,429	—	(10,105)	353,324
Asset-Backed Securities	985,245	5,361	(10,421)	980,185
	$7,930,696	$14,331	$(56,320)	$7,888,707

The amortized cost and fair value of the Company’s current available-for-sale securities by contractual maturity at June, 30, 2006 and June 30, 2005 are summarized as follows:

	June 30, 2006 Available for Sale		June 30, 2005 Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$—	$—
Due after one year through five years	3,944,872	3,881,558	5,136,208	5,115,807
Due after five years through ten years	804,965	797,517	791,760	792,426
Due after ten years	992,512	942,534	2,002,728	1,980,475
	$5,742,349	$5,621,609	$7,930,696	$7,888,708

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

The table below indicates the length of time individual securities have been in a continuous unrealized loss position as of June 30, 2006:

		Less than 12 months		12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. Government Agency	25	$3,212,666	$(43,310)	$1,174,894	$(48,911)	$4,387,560	$(92,221)
Mortgage-Backed Securities	3	143,925	(4,670)	148,063	(16,246)	291,988	(20,916)
Asset-Backed Securities	3	217,170	(5,758)	118,346	(1,923)	335,516	(7,681)

Total temporarily impaired investment securities	31	$3,573,761	$(53,738)	$1,441,303	$(67,080)	$5,015,064	$(120,818)

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

Note 16.  Comprehensive Income

The Company’s other comprehensive loss is comprised of unrealized losses on investment securities classified as available-for-sale. The components of comprehensive income and related taxes consisted of the following as of June 30, 2006 and 2005:

COMPREHENSIVE INCOME (LOSS)

	For Fiscal Year Ended June 30,
	2006	2005	2004

Other Comprehensive Loss:
Unrealized Holding Loss on Securities	$(78,751)	$(41,989)	$—
Add: Tax savings at effective rate	31,500	16,796	—
Total Unrealized Loss on Securities, Net	(47,251)	(25,193)	—

Total Other Comprehensive Loss	(47,251)	(25,193)	—
Net Income (Loss)	4,968,922	(32,779,596)	13,215,454

Total Comprehensive Income (Loss)	$4,921,671	$(32,804,789)	$13,215,454

There were no items of other comprehensive income in Fiscal year 2004.

Note 17. Quarterly Financial Information (unaudited)

Lannett’s unaudited quarterly consolidated results of operations and market price information are shown below:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2006
Net Sales	$19,452,896	$15,737,180	$15,228,767	$13,641,532
Cost of Goods Sold	9,569,130	9,404,156	8,063,974	6,862,785
Gross Profit	9,883,766	6,333,024	7,164,793	6,778,747
Other Operating Expenses	8,199,972	4,242,708	5,082,860	4,180,872
Operating Income	1,683,794	2,090,316	2,081,933	2,597,875
Other (Expense) Income	(25,741)	20,745	24,659	56,516
Income Taxes	808,840	856,402	842,518	1,053,415
Net Income	849,213	1,254,659	1,264,074	1,600,976
Basic Earnings Per Share	$0.04	$0.05	$0.05	$0.07
Diluted Earnings Per Share	$0.04	$0.05	$0.05	$0.07

Fiscal 2005
Net Sales	$9,368,438	$7,603,189	$12,918,522	$15,011,496
Cost of Goods Sold	12,443,756	4,266,839	7,085,479	7,620,834
Gross Profit	(3,075,318)	3,336,350	5,833,043	7,390,662
Other Operating Expenses	5,620,448	51,888,438	4,466,319	5,149,190
Operating Income	(8,695,766)	(48,552,088)	1,366,724	2,241,472
Other (Expense)	(40,145)	(45,194)	(54,326)	(46,175)
Income Taxes	(3,010,067)	(19,438,914)	524,921	878,156
Net (Loss) Income	(5,725,844)	(29,158,368)	787,477	1,317,141
Basic (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05
Diluted (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05

Fiscal 2004
Net Sales	$17,985,581	$16,000,251	$16,573,601	$13,221,786
Cost of Goods Sold	8,451,582	6,947,195	6,660,845	4,797,253
Gross Profit	9,533,999	9,053,056	9,912,756	8,424,533
Other Operating Expenses	6,412,636	3,638,461	3,429,246	2,613,032
Operating Income	3,121,363	5,414,595	6,483,510	5,811,501
Other (Expense) Income	(25,119)	1,632	10,404	(8,116)
Income Taxes	336,120	2,217,829	2,661,367	2,379,000
Net Income	2,760,124	3,198,398	3,832,547	3,424,385
Basic Earnings Per Share	$0.12	$0.16	$0.19	$0.17
Diluted Earnings Per Share	$0.12	$0.16	$0.19	$0.17

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

Net sales for the fourth quarter of Fiscal 2006 have increased as a result of change in sales mix and customer mix.  The Company was able to increase sales to customers that do not require significant reserves for chargebacks and rebates, and as a result the sales increase exceeded the increase in reserves for the fourth quarter of Fiscal 2006.  This change in mix is a result of purchasing patterns of wholesalers which buy larger volumes of products at fixed times of the year in order to obtain best pricing from manufacturers such as Lannett.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

Lannett Company, Inc. and Subsidiaries

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (Untied States), the consolidated financial statements of Lannett Company, Inc. and Subsidiaries referred to in our reported dated September 6, 2006.  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements.  This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
September 7, 2007

Schedule II

Valuation and Qualifying Accounts

For the year ended June 30, 2006

Description	Balance at Beginning of Fiscal Year	Charged to (reduction of) Expense	Deductions	Balance at End of Fiscal Year

Allowance for Doubtful Accounts
2006	$70,000	$180,000	$0	$250,000
2005	260,000	(186,789)	3,211	70,000
2004	$128,000	$132,000	$0	$260,000

Inventory Valuation
2006	$5,300,000	$(1,515,589)	$2,729,912	$1,054,499
2005	515,000	5,590,425	805,425	5,300,000
2004	$235,246	$700,324	$420,570	$515,000

Exhibit Index

Exhibit Number	Description	Method of Filing

3.1	Articles of Incorporation	Incorporated by reference to the Proxy Statement filed with respect to the Annual Meeting of Shareholders held on December 6, 1991 (the “1991 Proxy Statement”).

3.2	By-Laws, as amended	Incorporated by reference to the 1991 Proxy Statement.

4	Specimen Certificate for Common Stock	Incorporated by reference to Exhibit 4(a) to Form 8 dated April 23, 1993 (Amendment No. 3 to Form 10-KSB for Fiscal 1992) (“Form 8”)

10.1	Line of Credit Note dated March 11, 1999 between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ad) to the Annual Report on 1999 Form 10-KSB

10.2	Philadelphia Authority for Industrial Development Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series of 1999	Incorporated by reference to Exhibit 10(ae) to the Annual Report on 1999 Form 10-KSB

10.3	Philadelphia Authority for Industrial Development Tax-Exempt Variable Rate Demand/Fixed Revenue Bonds (Lannett Company, Inc. Project) Series of 1999	Incorporated by reference to Exhibit 10(af) to the Annual Report on 1999 Form 10-KSB

10.4	Letter of Credit and Agreements supporting bond issues between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ag) to the Annual Report on 1999 Form 10-KSB

10.5	2003 Stock Option Plan	Incorporated by reference to the Proxy Statement for Fiscal Year Ending June 30, 2002

10.6	Terms of Employment Agreement with Kevin Smith	Incorporated by reference to Exhibit 10.6 to the Annual Report on 2003 Form 10-KSB

10.7	Terms of Employment Agreement with Arthur Bedrosian	Incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q dated May 12, 2004.

10.8	Terms of Employment Agreement with Larry Dalesandro	Incorporated by reference to Exhibit 10.9 to the Annual Report on 2004 Form 10-KSB

Exhibit Number	Description	Method of Filing
10.9 (Note A)	Agreement between Lannett Company, Inc and Siegfried (USA), Inc.	Incorporated by reference to Exhibit 10.9 to the Annual Report on 2003 Form 10-KSB

10.10 (Note A)	Agreement between Lannett Company, Inc and Jerome Stevens, Pharmaceutical, Inc.	Incorporated by reference to Exhibit 2.1 to Form 8-K dated April 20, 2004

11	Computation of Earnings Per Share	Filed Herewith

13	Annual Report on Form 10-K	Filed Herewith

21	Subsidiaries of the Company	Filed Herewith

23.1	Consent of Grant Thornton	Filed Herewith

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith

32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith