Form 10-K, Exhibit 13
period 2007-06-30
LANNETT CO INC
filed 2007-10-09
CIK 57725

Exhibit 13

Annual Report on Form 10-K

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Lannett Company, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Lannett Company, Inc. (a Delaware corporation) and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lannett Company, Inc. and Subsidiaries as of June 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting  Oversight Board (United States),  the effectiveness of Lannett Company, Inc. and Subsidiaries’ internal control over financial  reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated October 8, 2007 expressed an  adverse opinion on  the  effectiveness of internal  controls over financial  reporting.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
October 8, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Lannett Company, Inc. and Subsidiaries

We have audited Lannett Company, Inc. (a Delaware corporation) and Subsidiaries’ (collectively, “the Company”) internal control over financial reporting as of June 30, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal controls over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.  The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of the Company’s business except for Cody Laboratories, Inc., an acquisition consummated on April 10, 2007.

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

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. There were ineffective controls in place over closing work-in-process to finished goods, which further resulted in a material adjustment to interim financial statements. There were also ineffective controls in place over documentation of a non-routine transaction, which resulted in recording an impairment in the improper period.

In our opinion, because of the effect of the material weaknesses described above on the achievement of objectives of the control criteria, Lannett Company, Inc. and Subsidiaries have not maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lannett Company, Inc. and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. The material weakness identified above was considered in the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated October 8, 2007, which expressed an unqualified opinion on those financial statements.

We do not express an opinion or any other form of assurance on the remediation plan of material weaknesses in internal control over financial reporting included in management’s report on internal control over financial reporting.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
October 8, 2007

LANNETT COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,2007	June 30,2006
ASSETS
Current Assets
Cash	$5,192,341	$468,359
Trade accounts receivable (net of allowance of $250,000 for both periods)	19,473,978	24,921,671
Inventories	14,518,484	11,476,503
Interest receivable	36,260	193,549
Prepaid taxes	3,193,685	3,212,511
Deferred tax assets - current portion	1,258,930	1,461,172
Other current assets	611,512	1,753,082
Total Current Assets	44,285,190	43,486,847

Property, plant and equipment	39,260,689	28,782,350
Less accumulated depreciation	(11,817,528)	(9,136,801)
	27,443,161	19,645,549

Construction in progress	176,003	1,955,508
Investment securities - available for sale	3,320,632	5,621,609
Note receivable	—	3,182,498
Intangible asset (product rights) - net of accumulated amortization	12,046,502	13,831,168
Deferred tax asset	17,150,174	18,070,674
Other assets	234,438	198,211
Total Assets	$104,656,100	$105,992,064

LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current Liabilities
Accounts payable	$7,013,985	$763,744
Accrued expenses	6,719,782	5,217,894
Deferred Revenue	1,637,993	—
Unearned grant funds	500,000	500,000
Current portion of long term debt	692,119	546,886
Rebates and chargebacks payable	5,686,364	13,012,084
Total Current Liabilities	22,250,243	20,040,608

Long term debt, less current portion	8,987,846	7,649,806
Deferred tax liabilities	3,202,835	2,545,734
Other long term liabilities	32,001	—
Total Liabilities	34,472,925	30,236,148
COMMITMENTS AND CONTINGENCIES - SEE NOTES 9 AND 10

SHAREHOLDERS’ EQUITY
Common stock - authorized 50,000,000 shares, par value $0.001; issued and outstanding, 24,171,217 and 24,141,325 shares, respectively	24,171	24,141
Additional paid in capital	73,053,778	71,742,402
Retained earnings	(2,472,621)	4,456,387
Accumulated other comprehensive loss	(27,583)	(72,444)
	70,577,745	76,150,486
Less: Treasury stock at cost - 50,900 shares	(394,570)	(394,570)
TOTAL SHAREHOLDERS’ EQUITY	70,183,175	75,755,916

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$104,656,100	$105,992,064

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC.  AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FISCAL YEARS ENDED JUNE 30,	2007	2006	2005
Net sales	$82,577,591	$64,060,375	$44,901,645
Cost of sales (excluding amortization of intangible asset)	57,394,751	33,900,045	31,416,908

Gross profit	25,182,840	30,160,330	13,484,737

Research and development expense	7,459,432	8,102,465	6,265,522
Selling, general, and administrative expense	14,134,376	11,799,994	9,194,377
Amortization of intangible assets	1,784,664	1,784,665	5,516,417
(Gain) loss on sale of assets	(7,113)	19,288	1,466
Loss on impairment/abandonment of assets	7,775,890	—	46,146,613

Operating (loss) income	(5,964,409)	8,453,918	(53,639,658)

OTHER INCOME(EXPENSE):
Interest income	316,963	437,470	165,622
Interest expense	(273,633)	(361,291)	(351,462)
	43,330	76,179	(185,840)

(Loss) income before income tax expense(benefit)	(5,921,079)	8,530,097	(53,825,498)

Income tax expense (benefit)	1,007,929	3,561,175	(21,045,902)

Net (loss) income	$(6,929,008)	$4,968,922	$(32,779,596)

Basic (loss) earnings per common share	$(0.29)	$0.21	$(1.36)

Diluted (loss) earnings per common share	$(0.29)	$0.21	$(1.36)

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC. AND SUBSIDIAIRIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FISCAL YEARS ENDED JUNE 30, 2007, 2006  AND 2005

	Common Stock		Additional	Retained
	Shares		Paid-in	Earnings	Treasury	Accum. Other	Shareholders’
	Issued	Amount	Capital	(Deficit)	Stock	Comp. Loss	Equity

BALANCE, JUNE 30, 2004	24,074,710	$24,075	$69,955,855	$32,267,061	$—	$—	$102,246,991

Exercise of stock options	19,126	19	60,892	—	—	—	60,911
Shares issued in connection with employee stock purchase plan	17,304	17	140,684	—	—	—	140,701
Other comprehensive loss	—	—	—	—	—	(25,193)	(25,193)
Cost of treasury stock	—	—	—	—	(394,570)	—	(394,570)
Net loss	—	—	—	(32,779,596)	—	—	(32,779,596)

BALANCE, JUNE 30, 2005	24,111,140	$24,111	$70,157,431	$(512,535)	$(394,570)	$(25,193)	$69,249,244

Exercise of stock options	1,000	1	4,632	—	—	—	4,633
Shares issued in connection with employee stock purchase plan	29,185	29	139,628	—	—	—	139,657
Stock compensation expense	—	—	1,440,711	—	—	—	1,440,711
Other comprehensive loss	—	—	—	—	—	(47,251)	(47,251)
Net income	—	—	—	4,968,922	—	—	4,968,922

BALANCE, JUNE 30, 2006	24,141,325	$24,141	$71,742,402	$4,456,387	$(394,570)	$(72,444)	$75,755,916

Exercise of stock options	375	—	281	—	—	—	281
Shares issued in connection with employee stock purchase plan	29,517	30	134,860	—	—	—	134,890
Stock compensation expense	—	—	1,176,235	—	—	—	1,176,235
Other comprehensive income	—	—	—	—	—	44,861	44,861
Net loss	—	—	—	(6,929,008)	—	—	(6,929,008)

BALANCE, JUNE 30, 2007	24,171,217	$24,171	$73,053,778	$(2,472,621)	$(394,570)	$(27,583)	$70,183,175

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS ENDED JUNE 30,

	2007	2006	2005
OPERATING ACTIVITIES:
Net (loss) income	$(6,929,008)	$4,968,922	$(32,779,596)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	4,465,393	3,967,128	6,970,932
Loss (gain) on disposal/impairment of assets	7,774,098	(5,945)	46,093,236
Deferred tax	1,779,843	2,738,418	(20,229,832)
Stock compensation expense	1,176,235	1,440,711	—
Interest income accrued on note	(267,672)	—	—
Changes in assets and liabilities which provided cash:
Trade accounts receivable	(1,878,027)	(11,924,058)	15,370,358
Inventories	(2,716,610)	(1,487,734)	2,824,481
Prepaid taxes	18,826	745,482	(3,075,380)
Prepaid expenses and other current assets	140,195	(18,827)	(905,862)
Accounts payable	5,991,581	(444,404)	(4,431,906)
Accrued expenses	1,482,473	3,550,257	(1,757,219)
Deferred revenue	1,637,993	—	—

Net cash provided by operating activities	12,675,320	3,529,949	8,079,212

INVESTING ACTIVITIES:
Cash paid for acquisition of business, net cash received	167,728	—	—
Purchases of property, plant and equipment	(2,465,075)	(5,073,076)	(3,213,297)
Proceed from sale of fixed assets	10,000	—	—
Note receivable	(7,059,567)	(3,182,498)	—
Purchase of intangible asset	—	—	(1,500,000)
Sales (purchases) of available for sale investment securities	1,845,838	2,219,848	(7,913,901)

Net cash used in investing activities	(7,501,076)	(6,035,726)	(12,627,198)

FINANCING ACTIVITIES:
Repayments of debt	(585,433)	(7,585,755)	(2,163,015)
Proceeds from grant funding	—	—	500,000
Proceeds from debt, net of restricted cash released in 2004	—	6,250,000	1,602,606
Proceeds from issuance of stock	135,171	144,290	201,612
Treasury stock transactions	—	—	(394,570)

Net cash used in financing activities	(450,262)	(1,191,465)	(253,367)

NET INCREASE (DECREASE) IN CASH	4,723,982	(3,697,242)	(4,801,353)

CASH, BEGINNING OF YEAR	468,359	4,165,601	8,966,954

CASH, END OF YEAR	$5,192,341	$468,359	$4,165,601

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
Interest paid	$154,713	$321,277	$351,462
Income taxes paid	$684,670	$50,000	$3,149,620

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

Principles of Consolidation - The consolidated financial statements include the accounts of the operating parent company, Lannett Company, Inc., its wholly owned subsidiaries, Lannett Holdings, Inc. and Cody Laboratories, Inc.  Cody Laboratories, Inc includes the consolidation of Cody LCI Realty, LLC, a variable interest entity, as a result of the acquisition of Cody Laboratories, Inc.  See note 13 about the consolidation of this variable interest entity.  All intercompany accounts and transactions have been eliminated.

Revenue Recognition – The Company recognizes revenue when its products are shipped.  At this point, title and risk of loss have transferred to the customer and provisions for estimates, including rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable.  Accruals for these provisions are presented in the consolidated financial statements as rebates and chargebacks payable and reductions to net sales. The change in the reserves for various sales adjustments may not be proportionally equal to the change in sales because of changes in both the product and the customer mix. Increased sales to wholesalers will generally require additional accruals as they are the primary recipient of chargebacks and rebates. Incentives offered to secure sales vary from product to product. Provisions for estimated rebates and promotional credits are estimated based upon contractual terms.  Provisions for other customer credits, such as price adjustments, returns, and chargebacks, require management to make subjective judgments on customer mix. Unlike branded innovator drug companies, Lannett does not use information about product levels in distribution channels from third-party sources, such as IMS and NDC Health, in estimating future returns and other credits. Lannett calculates a chargeback/rebate rate based on contractual terms with its customers and applies this rate to customer sales.  The only variable is customer mix, and this assumption is based on historical data and sales expectations.  The chargeback/rebate reserve is reviewed on a monthly basis by management using several ratios and calculated metrics.  Lannett’s methodology for estimating reserves has been consistent with previous periods.

Chargebacks – The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue.  The Company sells its products directly to wholesale distributors, generic distributors, retail pharmacy chains, and mail-order pharmacies.  The Company also sells its products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes, and group purchasing organizations, collectively referred to as “indirect customers.”  Lannett enters into agreements with its indirect customers to establish pricing for certain products.  The indirect customers then independently select a wholesaler from which to actually purchase the products at these agreed-upon prices.  Lannett will provide credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler’s invoice price if the price sold to the indirect customer is lower than the direct price to the wholesaler.  This credit is called a chargeback.  The provision for chargebacks is based on expected sell-through levels by the Company’s wholesale customers to the indirect customers and estimated wholesaler inventory levels.  As sales to the large wholesale customers, such as Cardinal Health, AmerisourceBergen, and McKesson, increase, the reserve for chargebacks will also generally increase.  However, the size of the increase depends on the product mix.  The Company continually monitors the reserve for chargebacks and makes adjustments when management believes that expected chargebacks on actual sales may differ from actual chargeback reserves.

Rebates – Rebates are offered to the Company’s key chain drug store and wholesaler customers to promote customer loyalty and increase product sales.  These rebate programs provide customers with rebate credits upon attainment of pre-established volumes or attainment of net sales milestones for a specified period.  Other promotional programs are incentive programs offered to the customers.  At the time of shipment, the Company estimates reserves for rebates and other promotional credit programs based on the specific terms in each agreement.  The reserve for rebates increases as sales to certain wholesale and retail customers increase.  However, since these rebate programs are not identical for all  customers, the size of the reserve will depend on the mix of customers that are eligible to receive rebates.

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

The following tables identify the reserves for each major category of revenue allowance and a summary of the activity for the fiscal years ended June 30, 2007, 2006 and 2005:

For the Year Ended June 30, 2007

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2006	$10,137,400	$2,183,100	$416,000	$275,600	$13,012,100

Actual credits issued related to sales recorded in prior fiscal years	(10,170,000)	(1,800,000)	(890,000)	(250,000)	(13,110,000)

Reserves or (reversals) charged during Fiscal 2007 related to sales recorded in prior fiscal years	—	(300,000)	460,000	—	160,000

Reserves charged to net sales in fiscal 2007 related to sales recorded in fiscal 2007	28,034,000	9,562,000	1,215,000	1,044,800	39,855,800

Actual credits issued related to sales in fiscal 2007	(23,351,922)	(8,773,761)	(1,087,687)	(1,018,166)	(34,231,536)

Reserve Balance as of June 30, 2007	$4,649,478	$871,339	$113,313	$52,234	$5,686,364

For the Year Ended June 30, 2006

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

Actual credits issued related to sales recorded in prior fiscal years	(7,920,500)	(1,460,500)	(1,272,400)	(59,300)	(10,712,700)

Reserves or (reversals) charged during Fiscal 2006 related to sales recorded in prior fiscal years	—	500,000	(500,000)	—	—

Reserves charged to net sales in fiscal 2006 related to sales recorded in fiscal 2006	28,237,000	5,688,500	497,300	1,298,200	36,221,000

Actual credits issued related to sales in fiscal 2006	(18,178,800)	(3,573,700)	(900)	(992,800)	(23,246,200)

Reserve Balance as of June 30, 2006	$10,137,400	$2,183,100	$416,000	$275,600	$13,012,100

For the Year Ended June 30, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000
Actual credits issued related to sales recorded in prior fiscal years	(4,978,300)	(1,970,000)	(523,100)	(95,800)	(7,567,200)

Reserves or (reversals) charged during Fiscal 2005 related to sales recorded in prior fiscal years	(1,420,000)	130,000	1,400,000	—	110,000

Reserves charged to net sales in fiscal 2005 related to sales recorded in fiscal 2005	21,028,100	6,970,100	1,533,900	623,400	30,155,500

Actual credits issued related to sales in fiscal 2005	(13,114,600)	(5,965,500)	(1,166,800)	(586,400)	(20,833,300)

Reserve balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

The Company ships its products to the warehouses of its wholesale and retail chain customers.  When the Company and a customer come to an agreement for the supply of a product, the customer will generally continue to purchase the product, stock its warehouse(s), and resell the product to its own customers.  The Company’s customer will reorder the product as its warehouse is depleted.  The Company generally has no minimum size orders for its customers.  Additionally, most warehousing customers prefer not to stock excess inventory levels due to the additional carrying costs and inefficiencies created by holding excess inventory.  As such, the Company’s customers continually reorder the Company’s products.  It is common for the Company’s customers to order the same products on a monthly basis.  For generic pharmaceutical manufacturers, it is critical to ensure that customers’ warehouses are adequately stocked with its products.  This is important due to the fact that several generic competitors compete for the consumer demand for a given product.  Availability of inventory ensures that a manufacturer’s product is considered.  Otherwise, retail prescriptions would be filled with competitors’ products.  For this reason, the Company periodically offers incentives to its customers to purchase its products.  These incentives are generally up-front discounts off its standard prices at the beginning of a generic campaign launch for a newly-approved or newly-introduced product, or when a customer purchases a Lannett product for the first time.  Customers generally inform the Company that such purchases represent an estimate of expected resale for a period of time.  This period of time is generally up to three months.  The Company records this revenue, net of any discounts offered and accepted by its customers at the time of shipment.  The Company’s products have either 24 months or 36 months of shelf-life at the time of manufacture.  The Company monitors its customers’ purchasing trends to attempt to identify any significant lapses in purchasing activity.  If the Company observes a lack of recent activity, inquiries will be made to such customer regarding the success of the customer’s resale efforts.  The Company attempts to minimize any potential return (or shelf life issues) by maintaining an active dialogue with the customers.

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

Inventories - The Company values its inventory at the lower of cost (determined by the first-in, first-out method) or market, regularly reviews inventory quantities on hand, and records a provision for excess and obsolete inventory based primarily on estimated forecasts of product demand and production requirements.  The Company’s estimates of future product demand may fluctuate, in which case estimates required reserves for excess and obsolete inventory may increase or decrease.  If the Company’s inventory is determined to be overvalued, the Company recognizes such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have recognized excess cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.

Property, Plant and Equipment - Property, plant and equipment are stated at cost.  Depreciation is provided for by the straight-line and accelerated methods over the estimated useful lives of the assets.  Depreciation expense for the fiscal years ended June 30, 2007, 2006, and 2005 was approximately $2,765,000, $2,182,000 and $1,799,000, respectively.

Investment Securities – The Company’s investment securities consist of marketable debt securities, primarily in U.S. government and agency obligations.  All of the Company’s marketable debt securities are classified as available-for-sale and recorded at fair value, based on quoted market prices.  Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive loss.  No gains or losses on marketable debt securities are realized until they are sold or a decline in fair value is determined to be other-than-temporary.  If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. There were no securities determined by management to be other-than-temporarily impaired for the twelve month period ended June 30, 2007

Shipping and Handling Costs – The cost of shipping products to customers is recognized at the time the products are shipped, and is included in Cost of Sales.

Research and Development– Research and development expenses are charged to operations as incurred.

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

During Fiscal 2005, events occurred (as described in subsequent paragraphs) which indicated that the carrying value of the intangible asset was not recoverable. In accordance with Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, the Company engaged a third party valuation specialist to assist in the performance of an impairment test for the quarter ended March 31, 2005. The impairment test was performed by discounting forecasted future net cash flows for the JSP products covered under the agreement and then comparing the discounted present value of those cash flows to the carrying value of the asset (inclusive of the $1.5 million payable to JSP for the second AB rating).  As a result of the testing, the Company had determined that the intangible asset was impaired as of March 31, 2005.  In accordance with FAS 144, the Company recorded a non-cash impairment loss of approximately $46,093,000 to write the asset down to its fair value of approximately $16,062,000 as of the date of the impairment.  This impairment loss is shown on the statement of operations as a component of operating loss. Management concluded that, as of June 30, 2007, the intangible asset was correctly stated at fair value and, therefore, no adjustment was required.

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

The Company will incur annual amortization expense of approximately $1,785,000 for the intangible asset over the remaining term of the contract.   For the periods ending June 30, 2007, 2006 and 2005, the Company incurred amortization expense of $1,785,000, $1,785,000, and $5,516,000, respectively.

Future annual amortization expense of the JSP intangible asset consists of the following:

Fiscal Year Ending June 30,	Annual Amortization Expense
2008	$1,785,000
2009	1,785,000
2010	1,785,000
2011	1,785,000
2012	1,785,000
Thereafter	3,122,000
$12,047,000

Advertising Costs - The Company charges advertising costs to operations as incurred.  Advertising expense for the fiscal years ended June 30, 2007, 2006 and 2005 was approximately $75,000, $165,000, and $157,000, respectively.

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

Segment Information – The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131 (FAS 131), Disclosures about Segments of an Enterprise and

Related Information.  The Company operates one business segment - generic pharmaceuticals, accordingly the Company has one reporting segment.  In accordance with FAS 131, the Company aggregates its financial information for all products and reports as one operating segment.  The following table identifies the Company’s approximate net product sales by medical indication for the fiscal years ended June 30, 2007, 2006 and 2005:

	For the Fiscal Year Ended June 30,
Medical Indication	2007	2006	2005

Migraine Headache	$10,738,109	$11,667,330	$11,808,286
Epilepsy	7,593,547	12,815,637	14,019,832
Heart Failure	4,728,907	7,214,182	5,608,899
Thyroid Deficiency	35,350,388	17,931,743	10,700,868
Other	24,166,640	14,431,483	2,763,760

Total	$82,577,591	$64,060,375	$44,901,645

Concentration of Market and Credit Risk – Five of the Company’s products, defined as generics containing the same active ingredient or combination of ingredients, accounted for approximately 43%, 21%, 9%, 7%, and 6% of net sales for the fiscal year ended June 30, 2007.  Those same products accounted for 28%, 4%, 20%, 10%, and 7%, respectively, of net sales for the fiscal year ended June 30, 2006, and 24%, 0%, 31%, 16%, and 10%, respectively, for the fiscal year ended June 30, 2005.

Four of the Company’s customers accounted for 24%, 15%, 12%, and 6%, respectively, of net sales for the fiscal year ended June 30, 2007; 17%, 4%, 15%, and 5%, respectively, of net sales for the fiscal year ended June 30, 2006 and 17%, 7%, 14%, and 9%, respectively, of net sales for the fiscal year ended June 30, 2005.

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

At June 30, 2007, the Company had two stock-based employee compensation plans (the “New Plan” and the “Old Plan”).  Prior to July 1, 2005, the Company accounted for the plan under the recognition and measurement provisions of APB 25, and related Interpretations, as permitted by SFAS 123.  Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective-transition method.

Under this method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the period of adoption.  The Company measures share-based compensation cost using the Black-Scholes option pricing model.  The following table presents the weighted average assumptions used to estimate fair values of the stock options granted during the years ended June 30.

	2007	2006	2005
Risk-free interest rate	4.74%	4.47%	4.09%
Expected volatility	59%	61%	55%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	5.00	5.00	5.00
Weighted average fair value	$3.30	$3.25	$3.70

Approximately 354,000 options were issued during the year ended June 30, 2007.  This compares to approximately 109,000 options issued during the year ended June 30, 2006 and approximately 131,000 options issued during the year ended June 30. 2005.  There were 375 shares under option that were exercised in the year ended June 30, 2007, resulting in proceeds of $281 to the Company.  There were 1,000 shares under option that were exercised in the year ended June 30, 2006, resulting in proceeds of $4,633 to the Company.  There were 19,126 shares exercised in the year ended June 30, 2005, resulting in proceeds of $60,913.  At June 30, 2007, there were 1,119,331 options outstanding.  Of those, 908,098 were options issued under the New Plan and 211,233 under the Old Plan.  There are no further shares authorized to be issued under the Old Plan.  1,125,000 shares were authorized to be issued under the New Plan, with 7,690 shares under option having already been exercised under that plan.

Expected volatility is based on the historical volatility of the price of our common shares since the date we commenced trading on the AMEX, April 2002.  We use historical information to estimate expected term within the valuation model.  The expected term of awards represents the period of time that options granted are expected to be outstanding.  The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  Compensation cost is recognized using a straight-line method over the vesting or service period and is net of estimated forfeitures.

The forfeiture rate assumption is the estimated annual rate at which unvested awards are expected to be forfeited during the vesting period. This assumption is based on our historical forfeiture rate. Periodically, management will assess whether it is necessary to adjust the estimated rate to reflect changes in actual forfeitures or changes in expectations. For example, adjustments may be needed if, historically, forfeitures were affected mainly by turnover that resulted from a business restructuring that is not expected to recur. The increase in the forfeiture rate from 3% at June 30, 2006 to 5% at June 30, 2007 is an adjustment made to account for recent turnover at manager levels. As the Company continues to grow, this rate is likely to change to match such changes in turnover and hiring rates. Under the provisions of FAS 123R, the Company will incur additional expense if the actual forfeiture rate is lower than originally estimated. A recovery of prior expense will be recorded if the actual rate is higher than originally estimated.

The following table presents all share-based compensation costs recognized in our statements of income as part of selling, general and administrative expenses:

	Twelve months ended June 30,
	2007	2006	2005
Method used to account for share-based compensation	Fair Value	Fair Value	Intrinsic
Share-based compensation under SFAS 123(R)	$1,176,236	$1,440,711	$—
Tax benefit at effective rate	$187,762	$317,400	$—

The following table illustrates the pro forma effect on net income and earnings per share if we had recorded compensation expense based on the fair value method for all share-based compensation awards:

2005
Net loss - as reported	$(32,779,597)
Deduct: total share-based compensation, determined under fair value based method	(2,616,888)
Add: tax benefit at effective rate	1,023,203
Net loss – pro forma	$(34,373,282)

Basic loss per share - as reported	$(1.36)
Basic loss per share – pro forma	$(1.43)
Diluted loss per share – as reported	$(1.36)
Diluted loss per share – pro forma	$(1.43)

Options outstanding that have vested and are expected to vest as of June 30, 2007 are as follows:

	Awards	Weighted - Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
Options vested	665,291	$11.67	$72,028	6.4
Options expected to vest	431,338	$6.13	$221,403	9.0
Total vested and expected to vest	1,096,629	$9.47	$293,431	7.4

A summary of award activity under the Plans as of June 30, 2007, 2006 and 2005 and changes during the twelve months then ended, is presented below:

	Awards	Weighted - Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Life

Outstanding at July 1, 2006	792,003	$11.47
Granted	353,783	$6.02
Exercised	375	$0.75	$2,063
Forfeited or expired	26,080	$7.84
Outstanding at June 30, 2007	1,119,331	$9.42	$305,083	7.4
Outstanding at June 30, 2007 and not yet vested	454,040	$6.13	$233,055	9.0
Exercisable at June 30, 2007	665,291	$11.67	$72,028	6.4

	Awards	Weighted - Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Life

Outstanding at July 1, 2005	857,108	$13.72
Granted	108,500	$6.07
Exercised	1,000	$4.63	$2,537
Forfeited or expired	172,605	$—
Outstanding at June 30, 2006	792,003	$10.89	$84,130	7.3
Outstanding at June 30, 2006 and not yet vested	297,780	$9.92	$42,585	7.8
Exercisable at June 30, 2006	494,223	$11.47	$41,545	7.1

	Awards	Weighted - Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Life

Outstanding at July 1, 2004	801,424	$12.45
Granted	131,070	$7.42
Exercised	19,126	$3.70	$146,409
Forfeited or expired	56,260	$14.02
Outstanding at June 30, 2005	857,108	$13.72	$27,703	8.3
Outstanding at June 30, 2005 and not yet vested	491,045	$14.43	$5,696	8.7
Exercisable at June 30, 2005	366,063	$12.85	$22,007	8.7

Options with a fair value of approximately $1,124,000 completed vesting during 2007.  As of June 30, 2007, there was approximately $1,114,000 of total unrecognized compensation cost related to nonvested share-based compensation awards granted under the Plans.  That cost is expected to be recognized over a weighted average period of 1.6 years.  As of June 30, 2006 there was approximately $1,210,000 of total unrecognized compensation cost related to nonvested share-based compensation awards granted under the Plans.

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

	2007		2006		2005
	Net Loss	Shares	Net Income	Shares	Net Loss	Shares
	(Numerator)	(Denominator)	(Numerator)	(Denominator)	(Numerator)	(Denominator)

Basic (loss)/earnings per share factors	$(6,929,008)	24,159,251	$4,968,922	24,130,224	$(32,779,596)	24,097,472

Effect of potentially dilutive option plans	—	—	—	26,665	—	—

Diluted (loss)/earnings per share factors	(6,929,008)	24,159,251	4,968,922	24,156,889	(32,779,596)	24,097,472

Basic (loss)/earnings per share	$(0.29)		$0.21		$(1.36)
Diluted (loss)/earnings per share	$(0.29)		$0.21		$(1.36)

Dilutive shares have been excluded in the weighted average shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive.  The number of anti-dilutive shares that have been excluded in the computation of diluted earnings per share for the fiscal years ended June 30, 2007, 2006 and 2005 were 1,119,331, 726,833, and 857,108, respectively.  Subsequent to the year end, 53,800 restricted shares were issued.

Note 2. New Accounting Standards

On September 13, 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N, “Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), SAB 108 addresses how a registrant should evaluate whether an error in its financial statements is material. The SEC staff concludes in SAB 108 that materiality should be evaluated using both the “rollover” and “iron curtain” methods. Registrants are required to comply with the guidance in SAB 108 in financial statements for fiscal years ending after November 15, 2006.  The impact of applying SAB 108 is immaterial to the operating results of the Company for the year ended June 30, 2007.  Prior to application of SAB 108, the Company had been using the “rollover” method to correct misstatements in the financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)” (SFAS 159).  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the Financial Accounting Standards Board’s long-term measurement objective for accounting for financial instruments.  This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value.  This statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which, in the Company’s case, is the fiscal year beginning July 1, 2008.  This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosure about fair value measurements included in FASB Statement No. 157 “Fair Value Measurements,” and No. 107

“Disclosure about Fair Value of Financial Instruments.”  The Company has not yet completed assessing the impact this standard will have on its financial statements and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157).  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company will be required to adopt the guidance of SFAS 157 beginning July 1, 2008.  The Company has not completed its study of the effects of adopting this standard.

 On May 2, 2007, the Financial Accounting Standards Board (FASB) posted FASB Staff Position (FSP) No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48.  This FSP amended FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. This FASB Staff Position sets forth that certain conditions should be evaluated when determining effective settlement. The guidance in this FSP shall be applied upon the initial adoption of Interpretation 48.

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

In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)—6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP No. 46(R)—6). This pronouncement provides guidance on how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” which could impact the assessment of whether certain variable interest entities are consolidated. FSP No. 46(R)—6 was effective for the Company on July 1, 2006.  See Note 13 for “Consolidation of Variable Interest Entities”.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), to clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” Effective January 1, 2007, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the impact, if any, that FIN 48 will have on its financial statements and will adopt this guidance beginning July 1, 2007.

Note 3.   Inventories

Inventories at June 30, 2007 and 2006 consist of the following:

	2007	2006
Raw Materials	$3,631,780	$5,143,714
Work-in-process	1,008,195	1,438,794
Finished Goods	9,640,106	4,511,274
Packaging Supplies	238,403	382,721
	$14,518,484	$11,476,503

The preceding amounts are net of inventory obsolescence reserves of $923,920 and $1,054,498 at June 30, 2007 and 2006, respectively.

Note 4.   Property, Plant and Equipment

Property, plant and equipment at June 30, 2007 and 2006 consist of the following:

	Useful Lives	2007	2006

Land	—	$918,314	$233,414
Building and improvements	10 - 39 years	16,229,427	10,612,954
Machinery and equipment	5 - 10 years	21,275,686	17,109,279
Furniture and fixtures	5 - 7 years	837,262	826,703

		$39,260,689	$28,782,350
Less accumulated depreciation		(11,817,528)	(9,136,801)
Total		$27,443,161	$19,645,549

As of June 30, 2007, $1,777,630 of property, plant and equipment ($1,805,158, net of $27,528 of accumulated depreciation) was pledged as collateral for a mortgage by the Company, the balance of which was $1,782,766 as of June 30, 2007.

Note 5.  Investment Securities - Available-for-Sale

The amortized cost, gross unrealized gains and losses, and fair value of the Company’s available-for-sale securities as of June 30, 2007 and June 30, 2006:

Available for Sale Securities                                June 30, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Agency	$2,474,435	$8,302	$(5,525)	$2,477,212
Asset-Backed Securities	892,168	18	(48,766)	843,420
	$3,366,603	$8,320	$(54,291)	$3,320,632

Available for Sale Securities                                June 30, 2006

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Agency	$3,593,368	$15	$(67,510)	$3,525,873
Asset-Backed Securities	2,148,981	63	(53,308)	2,095,736
	$5,742,349	$78	$(120,818)	$5,621,609

The amortized cost and fair value of the Company’s current available-for-sale securities by contractual maturity at June, 30, 2007 and June 30, 2006 are summarized as follows:

	June 30, 2007		June 30, 2006
	Available for Sale		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$201,540	$198,750	$—	$—
Due after one year through five years	2,491,286	2,493,953	3,944,872	3,881,558
Due after five years through ten years	216,182	208,602	804,965	797,517
Due after ten years	457,595	419,327	992,512	942,534
	$3,366,603	$3,320,632	$5,742,349	$5,621,609

The Company uses the specific identification method to determine the cost of securities sold. For the fiscal years ended June 30, 2007, 2006 and 2005, the Company had realized losses of $1,095, $25,233 and $1,466, respectively.

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

The table below indicates the length of time individual securities have been in a continuous unrealized loss position as of June 30, 2007:

		Less than 12 months		12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. Government Agency	9	$776,822	$(2,735)	$198,750	$(2,790)	$975,572	$(5,525)
Asset-Backed Securities	12	—	—	798,345	(48,766)	798,345	(48,766)

Total temporarily impaired investment securities	21	$776,822	$(2,735)	$997,095	$(51,556)	$1,773,917	$(54,291)

There were no securities determined by management to be other-than-temporarily impaired for the year ended June 30, 2007.

Note 6.   Bank Line of Credit

The Company has a $3,000,000 line of credit from Wachovia Bank, N.A. that bears interest at the prime interest rate less 0.25% (8.00% at June 30, 2007). The line of credit was renewed and extended to November 30, 2007.  At June 30, 2007 and 2006, the Company had $0 outstanding and $3,000,000 available under the line of credit. The line of credit is collateralized by substantially all of the Company’s assets. The Company currently has no plans to borrow under this line of credit.

Note 7.  Unearned Grant Funds

In July 2004, the Company received $500,000 of grant funding from the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development.  The grant funding program requires the Company to use the funds for machinery and equipment located at their Pennsylvania locations, hire an additional 100 full-time employees by June 30, 2006, operate its Pennsylvania locations a minimum of five years and meet certain matching investment requirements.  If the Company fails to comply with any of the requirements above, the Company would be liable to repay the full amount of the grant funding ($500,000).  The Company has recorded the unearned grant funds as a liability until the Company complies with all of the requirements of the grant funding program.  On a quarterly basis, the Company will monitor its progress in fulfilling the requirements of the grant funding program and will determine the status of the liability.  As of June 30, 2007, the Company is in the process of renegotiation the funding arrangement with the Commonwealth of Pennsylvania, and thus continues to record the grant funding as a short term liability under the caption of Unearned Grant Funds.

Note 8.   Long-Term Debt

Long-term debt at June 30, 2007 and 2006 consists of the following:

	June 30, 2007	June 30, 2006

PIDC Regional Center, LP III loan	$4,500,000	$4,500,000
Pennsylvania Industrial Development Authority loan	1,150,212	1,221,780
Pennsylvania Department of Community & Economic Development loan	388,487	476,560
Tax-exempt bond loan (PAID)	904,422	955,566
Equipment loan	722,266	1,042,786
SBA Loan	231,812	—
First National Bank of Cody	1,782,766	—

Total debt	9,679,965	8,196,692
Less current portion	692,119	546,886

Long term debt	$8,987,846	$7,649,806

On December 13, 2005, the Company refinanced $5,750,000 of its debt through the Philadelphia Industrial Development Corporation (PIDC) and the Pennsylvania Industrial Development Authority (PIDA).  With the proceeds from the refinancing, the Company paid off its Mortgage and Construction Loan, as well as a portion of the Equipment loan.  These loans were with Wachovia Bank.  The Company financed $4,500,000 through the Immigrant Investor Program (PIDC Regional Center, LP III).  The Company will pay a bi-annual interest payment at a rate equal to two and one-half percent per annum.  The outstanding principal balance shall be due and payable 5 years (60 months) from January 1, 2006.  The remaining $1,250,000 is financed through the PIDA Loan.  The Company is required to make equal payments each month for 180 months starting February 1, 2006 with interest of two and three-quarter percent per annum.  The PIDA Loan has $1,150,212 outstanding as of June 30, 2007, and $70,604 is currently due; none of the PIDC Loan is currently due.

An additional $500,000 was financed through the Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund.  The Company is required to make equal payments for 60 months starting May 1, 2006 with interest of two and three quarter percent per annum.  As of June 30, 2007, $388,487 is outstanding, and $97,001 is currently due.

In April 1999, the Company entered into a loan agreement (the “Agreement”) with a governmental authority, the Philadelphia Authority for Industrial Development (the “Authority” or “PAID”), to finance future construction and growth projects of the Company. The Authority issued $3,700,000 in tax-exempt variable rate demand and fixed rate revenue bonds to provide the funds to finance such growth projects pursuant to a trust indenture (“the Trust Indenture”).  A portion of the Company’s proceeds from the bonds was used to pay for bond issuance costs of approximately $170,000.  The Trust Indenture requires that the Company repay the Authority loan through installment payments beginning in May 2003 and continuing through May 2014, the year the bonds mature. The bonds bear interest at the floating variable rate determined by the organization responsible for selling the bonds (the “remarketing agent”).  The interest rate fluctuates on a weekly basis.  The effective interest rate at June 30, 2007 was 3.89%.  At June

30, 2007, the Company has $904,422 outstanding on the Authority loan, of which $109,164 is classified as currently due.  The remainder is classified as a long-term liability. In April 1999, an irrevocable letter of credit of $3,770,000 was issued by Wachovia Bank, National Association (Wachovia) to secure payment of the Authority Loan and a portion of the related accrued interest.  At June 30, 2007, no portion of the letter of credit has been utilized.

The Equipment Loan consists of a term loan with a maturity date of five years.  The Company, as part of the 2003 Loan Financing agreement with Wachovia, is required to make equal payments of principal and interest.  As of June 30, 2007, the Company has outstanding $722,266 under the Equipment Loan, of which $320,520 is classified as currently due.

The financing facilities under the 2003 Loan Financing, of which only the Equipment Loan is left, bear interest at a variable rate equal to the LIBOR rate plus 150 basis points.  The LIBOR rate is the rate per annum, based on a 30-day interest period, quoted two business days prior to the first day of such interest period for the offering by leading banks in the London interbank market of dollar deposits.  As of June 30, 2007, the interest rate for the 2003 Loan Financing (of which only the Equipment loan remains) was 6.82%.

The Company has executed Security Agreements with Wachovia, PIDA and PIDC in which the Company has agreed to pledge substantially all of its assets to collateralize the amounts due.

The terms of the Equipment loan require that the Company meet certain financial covenants and reporting standards, including the attainment of standard financial liquidity and net worth ratios.  As of June 30, 2007, the Company has complied with such terms, and successfully met its financial covenants.

As part of the acquisition of Cody, the Company assumed the debt owed to the Small Business Administration (“SBA”).  The loan requires fixed monthly payments, with an effective interest rate of 8.75%, through July 31, 2012.  As of June 30, 2007, $231,812 is outstanding under the SBA loan, of which $49,647 is classified as currently due.  Cody has pledged inventory, accounts receivable and equipment as collateral.

Also part of the Cody acquisition, the Company became primary beneficiary to a variable interest entity (“VIE”) called Cody LCI Realty, LLC.  See Note 13, Consolidation of Variable Interest Entity for additional description.  The VIE owns land and a building which is being leased to Cody.  A mortgage loan with First National Bank of Cody has been consolidated in the Company’s financial position, along with the related land and building.  The mortgage has 19 years remaining.  Principal and interest payments of $14,782, at an effective interest rate of 7.5% are being made on a monthly basis through June 2026.  As of June 30, 2007, the Company has $1,782,766 outstanding under the mortgage loan, collateralized by the land and building, of which $45,183 is classified as currently due.

Long-term debt amounts are due as follows:

Fiscal Year Ending June 30,	Amounts Payable to Institutions

2008	$692,119
2009	712,560
2010	496,391
2011	4,908,897
2012	287,131
Thereafter	2,582,867

$9,679,965

Some of the Company’s debt instruments are fixed rate, with a lower interest rate than the prevailing market rates. The Company has been able to obtain favorable rates through Philadelphia and Pennsylvania Industrial Development Authorities.  Management estimates the fair value of this debt at the remaining principal balance on debt.

Note 9.   Contingencies

The Company monitors its compliance with all environmental laws.  Any compliance costs which may be incurred are contingent upon the results of future site monitoring and will be charged to operations when incurred. No compliance costs were incurred during the years ended June 30, 2007, 2006 and 2005.

Pursuant to a Pennsylvania Department of Revenue (the “Department”) Sales and Use Tax audit, the Department assessed Use Tax in the amount of $240,000, plus interest and penalties.  The total due per the audit is $347,000, although interest continues to accrue until paid.  A Petition for Reassessment has been filed with the Board of Appeals, an administrative board.   At this point, management is waiting for a hearing to be scheduled by the Board.  Only certain audit issues have been raised in the Petition.  Lannett is also contesting the assessed penalties which total approximately $72,000.  At this point, management has estimated the minimum liability resulting from this audit will be $219,000, as has accrued this liability as of June 30, 2007.

The Company is currently engaged in several civil actions as a co-defendant with many other manufacturers of Diethylstilbestrol (“DES”), a synthetic hormone.  Prior litigation established that the Company’s pro rata share of any liability is less than one-tenth of one percent.  Due to the fact that prior litigation established the “market share” method of prorating liability amongst the companies that manufactured DES during the drug’s commercial distribution, which ended in 1971, the Company has accepted this method as the most reasonably expected method of determining liability for future outcomes of claims.  The Company was represented in many of these actions by the insurance company with which the Company maintained coverage (subject to limits of liability) during the time period that damages were alleged to have occurred.  The insurance company denies coverage for actions alleging involvement of the Company filed after January 1, 1992.  With respect to these actions, the Company paid nominal damages or stipulated to its pro rata share of any liability.  The Company has either settled or is currently defending over 500 such claims.  At this time, management is unable to estimate a range of loss, if any, related to these actions.  Management believes that the outcome of these cases will not have a material adverse impact on the financial position or results of operations of the Company.

In addition to the matters reported herein, the Company is involved in litigation which arises in the normal course of business.  In the opinion of management, the resolution of these lawsuits will not have a material adverse effect on the consolidated financial position or results of the Company.

Note 10.   Commitments

Leases

In June 2006, Lannett signed a lease agreement on a 66,000 square foot facility located on seven acres in Philadelphia.  An additional agreement which gives the Company the option to buy the facility was also signed.  This new facility is initially going to be used for warehouse space with the expectation of making this facility the Company’s headquarters in addition to manufacturing and warehousing.  The other Philadelphia locations will continue to be utilized as manufacturing, packaging, and as a research laboratory.  This gives Lannett the space to fit its desire to expand.

Lannett’s subsidiary, Cody Laboratories, Inc. (“Cody”) leases a 73,000 square foot facility in Cody, Wyoming.  This location houses Cody’s manufacturing and production facilities. Cody leases the facility from Cody LCI Realty, LLC, a Limited Liability Company which is 50% owned by Lannett.   See Note 13.

In addition to the above, the Company has operating leases, expiring in 2008, for office equipment.

Rental and lease expense for the years ended June 30, 2007, 2006 and 2005 was approximately $380,000, $47,000, and $50,000, respectively.

Contractual Obligations

The following table represents annual contractual purchase obligations as of June 30, 2007:

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt	$9,679,965	$692,119	$1,208,951	$5,196,028	$2,582,867
Operating Leases	1,658,836	401,395	783,807	473,634	—
Purchase Obligations	147,000,000	18,000,000	39,000,000	43,000,000	47,000,000
Interest on Obligations	1,510,391	374,515	639,566	383,820	112,490
Total	$159,849,192	$19,468,029	$41,632,324	$49,053,482	$49,695,357

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

Employment Agreements

The Company has entered into employment agreements with Arthur P. Bedrosian, President and Chief Executive Officer, Brian Kearns, Chief Financial Officer, Treasurer, Kevin Smith, Vice President of Sales and Markerting, Bernard Sandiford, Vice President of Operations, and William Schreck, Vice President of Logistics,  (the “Named Executives”).  Each of the agreements provide for an annual base salary and eligibility to receive a bonus.  The salary and bonus amounts of the Named Executives are determined by the Board of Directors.  Additionally, the Named Executives are eligible to receive stock options, which are granted at the discretion of the Board of Directors, and in accordance with the Company’s policies regarding stock option grants.

Under the agreements, the Named Executive employees may be terminated at any time with or without cause, or by reason of death or disability.  In certain termination situations, the Company is liable to pay severance compensation to the Named Executive of between one year and three years.

Note 11.  Other Comprehensive (Loss) Income

The Company’s other comprehensive loss is comprised of unrealized losses on investment securities classified as available-for-sale. The components of comprehensive income and related taxes consisted of the following as of June 30, 2007, 2006 and 2005:

OTHER COMPREHENSIVE (LOSS) INCOME

	For Fiscal Year Ended June 30,
	2007	2006	2005

Other Comprehensive Loss:
Unrealized Holding Gain (Loss) on Securities	$74,769	$(78,751)	$(41,989)
Add: Tax savings at effective rate	(29,908)	31,500	16,796

Total Unrealized Gain (Loss) on Securities, Net	44,861	(47,251)	(25,193)

Total Other Comprehensive Income (Loss)	44,861	(47,251)	(25,193)
Net (Loss) Income	(6,929,008)	4,968,922	(32,779,596)

Total Comprehensive (Loss) Income	$(6,884,147)	$4,921,671	$(32,804,789)

Note 12. Acquisition of Cody Laboratories, Inc.

On April 10, 2007, the Company entered into a Stock Purchase Agreement to acquire Cody Laboratories, Inc. (“Cody Labs”) by purchasing all of the remaining shares of common stock of Cody Labs. The Company initially acquired a 12.5% direct interest in Cody Labs in July 2005. The consideration for the April 10, 2007 acquisition was approximately $4,438,000, which represents the fair value of the tangible net assets acquired. Cody Labs was a privately owned manufacturer and supplier of bulk active pharmaceutical ingredients (API). The Company acquired all outstanding stock in this supplier in order to expand the breadth of its product offerings, and to maximize the profit margin on these products being offered.

A condensed balance sheet of Cody Labs at the date of acquisition, April 10, 2007, is as follows:

Cash	$157,962
Inventory	325,372
Other current assets	89,445
Total current assets	572,779

Property, plant and equipment, net	4,457,455
Total assets	$5,030,234

Accounts payable	$258,660
Current portion of long-term debt	48,524
Accrued expenses	91,476
Total current liabilities	398,660

Long term debt, less current portion	193,417

Total shareholders’ equity	4,438,157

Total liabilities and shareholders’ equity	$5,030,234

In accordance with the agreement, the closing date consideration was $4,438,000 which was offset against the impaired loans and payables which totaled $11,730,000, plus 120,000 shares of unregistered common stock of the Company.  Issuance of the unregistered shares is contingent upon the receipt of a license from a regulatory agency.  As a result of the net assets of Cody Labs being below the balance of the outstanding note receivable, the Company recognized a loss on the impaired loans of

$7,775,890 on March 31, 2007.  The remaining balance due from Cody Labs, including a previous year investment of $500,000, was $4,438,000.  A valuation of $4,438,000 was obtained by an independent valuation specialist.

The Company accounted for the transaction by following the guidance under SFAS 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring and under the purchase method of accounting as provided in SFAS 141, Business Combinations.

The acquisition was accounted for under the purchase method of accounting. The operating results of the acquired business have been included in the consolidated statements of operations, financial condition and cash flows from April 10, 2007 (the acquisition date) through June 30, 2007.

The following pro forma historical results of operations for the years ended June 30, 2007 and 2006 are presented as if the Company had acquired Cody Labs on July 1, 2005.

Statements of Operations

UNAUDITED

	Year Ended June 30,
	2007	2006
Net Sales	$82,578,000	$64,803,000
Net (loss) income	$(3,197,000)	$2,068,000

(Loss) earnings per common share - basic and diluted	$(0.13)	$0.09

Weighted average common shares outstanding - basic	24,159,251	24,130,224
Weighted average common shares outstanding - diluted	24,159,251	24,156,889

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the operating results actually would have been had the acquisition occurred on that date.

Note 13. Consolidation of Variable Interest Entity

Lannett consolidates any Variable Interest Entity (“VIE”) of which we are the primary beneficiary. The liabilities recognized as a result of consolidating a VIE do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating a VIE do not represent additional assets that could be used to satisfy claims against our general assets. Reflected in the June 30, 2007 balance sheet are consolidated VIE assets of $1.8 million, which is comprised mainly of land and building. There were no VIE assets at June 30, 2006.  VIE liabilities consist of a mortgage on that property in the amount of $1.8 million.  There were no VIE liabilities at June 30, 2006.

Cody LCI Realty LLC (“Realty”) is the only VIE that is consolidated.  Realty has been consolidated by Cody prior to its acquisition by Lannett.  Realty is a 50/50 joint venture with a former shareholder of Cody Labs.  Its purpose was to acquire the facility used by Cody.  Until the acquisition of Cody  in April 2007, Lannett had not consolidated the VIE because Cody Labs had been the primary beneficiary of the VIE.  The risks associated with our interests in this VIE is limited to a decline in the value of the land and building as compared to the balance of the mortgage note on that property, up to Lannett’s 50% share of the venture.  Realty owns the land and building, and Cody leases the building and property from Realty for $15,000 per month.  All intercompany rent expense is eliminated upon consolidation with Cody.

The Company is not involved in any other VIE of which Lannett is primary beneficiary.

Note 14.   Employee Benefit Plan

The Company has a defined contribution 401k plan (the “Plan”) covering substantially all employees.  Pursuant to the Plan provisions, the Company is required to make matching contributions equal to 50% of each employee’s contribution, but not to exceed 4% of the employee’s compensation for the Plan year.  Contributions to the Plan during the years ended June 30, 2007, 2006 and 2005 were $375,000, $240,000, and $246,000, respectively.

Note 15.   Employee Stock Purchase Plan

In February 2003, the Company’s shareholders approved an Employee Stock Purchase Plan (“ESPP”).  Employees eligible to participate in the ESPP may purchase shares of the Company’s stock at 85% of the lower of the fair market value of the common stock on the first day of the calendar quarter, or the last day of the calendar quarter.  Under the ESPP, employees can authorize the Company to withhold up to 10% of their compensation during any quarterly offering period, subject to certain limitations.  The ESPP was implemented on April 1, 2003 and is qualified under Section 423 of the Internal Revenue Code.  The Board of Directors authorized an aggregate total of 1,125,000 shares of the Company’s common stock for issuance under the ESPP.  As of June 30, 2007, 87,978 shares have been issued under the ESPP.  Compensation expense of $33,322, $43,975, and $24,829 has been recognized in fiscal years 2007, 2006 and 2005, respectively, relating to the ESPP.

Note 16.   Long-Term Incentive Plan (The “Plan”)

In 2007, the shareholders of the Company approved the 2006 Long-term Incentive Plan (The “Plan”).  The purpose of the Plan is to enable management of the “Company to (i) own shares of stock in the Company, (ii) participate in the shareholder value which has been created, (iii) have a mutuality of interest with other shareholders and (iv) enable the Company to attract, retain and motivate key management level employees of particular merit.  The Plan authorizes the Committee to grant both stock and/or cash-based awards through (i) incentive and non-qualified stock options and/or (ii) restricted stock, and/or long-term performance awards to participants. With respect to the stock options and stock grants, 2,500,000 shares will be set aside for stock option grants and/or restricted stock awards.

Note 17.   Income Taxes

The provision for income taxes consists of the following for the years ended June 30,

	2007	2006	2005

Current Income Taxes
Federal	$(771,913)	$822,617	$(815,930)
State and Local Taxes	—	—	—
Total	(771,913)	822,617	(815,930)

Deferred Income Taxes
Federal	1,503,322	2,281,537	(16,861,925)
State and Local Taxes	276,520	457,021	(3,368,047)
Total	1,779,842	2,738,558	(20,229,972)

Total	$1,007,929	$3,561,175	$(21,045,902)

A reconciliation of the differences between the effective rates and statutory rates is as follows:

	2007	2006	2005

Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax, net	0.0%	3.5%	4.1%
Nondeductible expenses	-4.4%	3.0%	0.0%
Change in valuation allowance	-45.1%	0.0%	0.0%
Other	-2.5%	0.2%	0.0%
Income taxes expense	-17.0%	41.7%	39.1%

The principal types of differences between assets and liabilities for financial statement and tax return purposes are accruals, reserves, impairment of intangibles, accumulated amortization, accumulated depreciation and stock compensation which began in Fiscal 2006.  A deferred tax asset is recorded for the future benefits created by the timing of accruals and reserves and the application of different amortization lives for financial statement and tax return purposes.  A deferred tax asset valuation allowance was established based on the likelihood that it is more likely than not that the Company will be unable to realize certain of the deferred tax assets.  A deferred tax liability is recorded for the future liability created by different depreciation methods for financial statement and tax return purposes.

As of June 30, 2007 and 2006, temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2007	2006
Deferred tax assets:
Accrued expenses	$38,078	$54,765
Stock compensation expense	515,100	319,036
Unearned grant funds	195,000	195,000
Reserves for accounts receivable and inventory	1,239,241	1,406,407
Intangible impairment	14,381,090	16,777,944
State net operating loss	560,752	268,783
Federal net operating loss	141,852	—
Impairment on Cody note receivable	2,106,798	—
Accumulated amortization on intangible asset	1,898,743	509,911
	21,076,654	19,531,846
Valuation allowance	(2,667,550)	—
Total	18,409,104	19,531,846

Deferred tax liabilities:
Prepaid expenses	73,479	44,029
Property, plant and equipment	3,129,356	2,501,705

Net deferred tax asset	$15,206,269	$16,986,112

Note 18.   Related Party Transactions

The Company had sales of approximately $763,000, $1,143,000, and $590,000 during the years ended June 30, 2007, 2006 and 2005, respectively, to a generic distributor, Auburn Pharmaceutical Company. Jeffrey Farber (the “related party”), who is a current board member and the son of the Chairman of the Board of Directors and principal shareholder of the Company, William Farber, is the owner of Auburn Pharmaceutical Company.  Accounts receivable includes amounts due from the related party of approximately $109,000 and $191,000 at June 30, 2007 and 2006, respectively.  In the Company’s opinion, the terms of these transactions were not more favorable to the related party than would have been to a non-related party.

In January 2005, Lannett Holdings, Inc. entered into an agreement pursuant to which it purchased for $100,000 and future royalty payments the proprietary rights to manufacture and distribute a product for which Pharmeral, Inc. owns the Abbreviated New Drug Application.  This agreement is subject to Lannett Holdings, Inc.’s ability to obtain FDA approval to use the proprietary rights.  Subsequently the submission had been approved by the FDA and the marketing begun.  The Company has treated this payment as a prepaid asset, which will be amortized over the term of the agreement.  Arthur Bedrosian, President of Lannett, was formerly the President and Chief Executive Officer and currently owns 100% of Pharmeral, Inc.  This transaction was approved by the Board of Directors of Lannett and, in its opinion; the terms were not more favorable to the related party than they would have been to a non-related party.

The Company has approximately $1,638,000 of deferred revenue as a result of prepayments on inventory received from Provell, LLP.  Provell is a joint venture to distribute pharmaceutical products through mail order outlets.  Lannett was given 33% ownership of this venture in exchange for access to Lannett’s drug providers.  The investment is valued at zero, due to losses incurred to date by Provell.

Note 19.   Material Contracts with Suppliers

Jerome Stevens Pharmaceuticals agreement:

The Company’s primary finished product inventory supplier is Jerome Stevens Pharmaceuticals, Inc. (JSP), in Bohemia, New York.  Purchases of finished goods inventory from JSP accounted for approximately 63% of the Company’s inventory purchases in Fiscal 2007, 76% in Fiscal 2006 and 62% in Fiscal 2005.  On March 23, 2004, the Company entered into an agreement with JSP for the exclusive distribution rights in the United States to the current line of JSP products, in exchange for four million (4,000,000) shares of the Company’s common stock.  The JSP products covered under the agreement included Butalbital, Aspirin, Caffeine with Codeine Phosphate capsules, Digoxin tablets and Levothyroxine Sodium tablets, sold generically and under the brand name Unithroid®.  The term of the agreement is ten years, beginning on March 23, 2004 and continuing through March 22, 2014.  Both Lannett and JSP have the right to terminate the contract if one of the parties does not cure a material breach of the contract within thirty (30) days of notice from the non-breaching party.

During the term of the agreement, the Company is required to use commercially reasonable efforts to purchase minimum dollar quantities of JSP’s products being distributed by the Company.  The minimum quantity to be purchased in the first year of the agreement is $15 million.  Thereafter, the minimum quantity to be purchased increases by $1 million per year up to $24 million for the last year of the ten-year contract.  The Company has met the minimum purchase requirement for the first three years of the contract, but there is no guarantee that the Company will be able to continue to do so in the future. If the Company does not meet the minimum purchase requirements, JSP’s sole remedy is to terminate the agreement.

Under the agreement, JSP is entitled to nominate one person to serve on the Company’s Board of Directors (the “Board”) provided, however, that the Board shall have the right to reasonably approve any such nominee in order to fulfill its fiduciary duty by ascertaining that such person is suitable for membership on the board of a publicly traded corporation. Suitability is determined by, but not limited to, the requirements of the Securities and Exchange Commission, the American Stock Exchange, and other applicable laws, including the Sarbanes-Oxley Act of 2002.  As of June 30, 2007, JSP has not exercised the nomination provision of the agreement.  The agreement was included as an Exhibit in the Current Report on Form 8-K filed by the Company on May 5, 2004, as subsequently amended.

Management determined that the intangible product rights asset created by this agreement was impaired as of March 31, 2005. Refer to Note 1 — intangible assets for additional disclosure and discussion of this impairment.

Other agreements:

In August 2005, the Company signed an agreement with a finished goods provider to purchase, at fixed prices, and distribute a certain generic pharmaceutical product in the United States.  Purchases of finished goods inventory from this provider accounted for approximately 23% of the Company’s costs of purchased inventory in Fiscal 2007, and 11% in 2006.  The term of the agreement is three years, beginning on August 22, 2005 and continuing through August 21, 2008.

During the term of the agreement, the Company has committed to provide a rolling twelve month forecast of the estimated Product requirements to this provider.  The first three months of the rolling twelve month forecast are binding and constitute a firm order.

Note 20. Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt obligations. The carrying values of these assets and liabilities approximates fair value based upon the short-term nature of these instruments.

Note 21. Quarterly Financial Information (Unaudited)

Lannett’s quarterly consolidated results of operations and market price information are shown below:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2007
Net Sales	$17,390,842	$20,302,576	$22,916,347	$21,967,826
Cost of Goods Sold	12,624,651	14,127,421	17,402,285	13,240,394
Gross Profit	4,766,191	6,175,155	5,514,062	8,727,432
Other Operating Expenses	6,960,924	13,624,219	3,965,938	6,596,168
Operating (Loss) Income	(2,194,733)	(7,449,064)	1,548,124	2,131,264
Other (Expense) Income	(57,978)	22,898	43,828	34,582
Income Taxes	322,138	(818,807)	636,781	867,817
Net (Loss) Income	(2,574,849)	(6,607,359)	955,171	1,298,029
Basic (Loss) Earnings Per Share	$(0.11)	$(0.27)	$0.04	$0.05
Diluted (Loss) Earnings Per Share	$(0.11)	$(0.27)	$0.04	$0.05

Fiscal 2006
Net Sales	$19,452,896	$15,737,180	$15,228,767	$13,641,532
Cost of Goods Sold	9,569,130	9,404,156	8,063,974	6,862,785
Gross Profit	9,883,766	6,333,024	7,164,793	6,778,747
Other Operating Expenses	8,217,081	4,252,869	5,072,060	4,164,402
Operating Income	1,666,685	2,080,155	2,092,733	2,614,345
Other Income (Expense)	(8,632)	30,906	13,859	40,046
Income Taxes	808,840	856,402	842,518	1,053,415
Net Income	849,213	1,254,659	1,264,074	1,600,976
Basic Earnings Per Share	$0.04	$0.05	$0.05	$0.07
Diluted Earnings Per Share	$0.04	$0.05	$0.05	$0.07

Fiscal 2005
Net Sales	$9,368,438	$7,603,189	$12,918,522	$15,011,496
Cost of Goods Sold	12,443,756	4,266,839	7,085,479	7,620,834
Gross (Loss) Profit	(3,075,318)	3,336,350	5,833,043	7,390,662
Other Operating Expenses	5,620,448	51,888,438	4,466,319	5,149,190
Operating (Loss) Income	(8,695,766)	(48,552,088)	1,366,724	2,241,472
Other Expense	(40,145)	(45,194)	(54,326)	(46,175)
Income Taxes	(3,010,067)	(19,438,914)	524,921	878,156
Net (Loss) Income	(5,725,844)	(29,158,368)	787,477	1,317,141
Basic Earnings (Loss) Per Share	$(0.24)	$(1.21)	$0.03	$0.05
Diluted Earnings (Loss) Per Share	$(0.24)	$(1.21)	$0.03	$0.05

On March 31, 2007 the Company wrote down $7,775,890 of a note receivable owed by Cody Laboratories, Inc.  The Company determined that the value of the note receivable was impaired, and on April 10, 2007 it was decided to complete the acquisition of Cody by forgiving the amount of loans that exceeded the fair value of assets received.  At that point, Cody owed Lannett approximately

$11,730,000, in the form of notes receivable and prepayments on products and services.  The remaining value of the amounts owed was approximately the value of Cody at the time of the acquisition.

Net sales for the fourth quarter of Fiscal 2007 have decreased as a result of change in sales mix and customer mix.  The Company was able to increase sales to retail drug stores, however the Company experienced declines in sales to wholesaler customers.  This change in mix is a result of purchasing patterns of wholesalers and revised purchase agreements with the wholesalers.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

Lannett Company, Inc. and Subsidiaries

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Lannett Company, Inc. and Subsidiaries referred to in our report dated October 8, 2007.  Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole.  The accompanying Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements.  This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

October 8, 2007

Schedule II

Valuation and Qualifying Accounts
For the year ended June 30, 2007

Description	Balance at Beginning of Fiscal Year	Charged to (reduction of) Expense	Deductions	Balance at End of Fiscal Year

Allowance for Doubtful Accounts		—	—
2007	$250,000	$—	$—	$250,000
2006	70,000	180,000	—	250,000
2005	260,000	(186,789)	3,211	70,000

Inventory Valuation
2007	$1,054,499	$1,717,357	$1,847,936	$923,920
2006	5,300,000	(1,515,589)	2,729,912	1,054,499
2005	515,000	5,590,425	805,425	5,300,000

Exhibit Index

Exhibit Number	Description	Method of Filing
3.1	Articles of Incorporation	Incorporated by reference to the Proxy Statement filed with respect to the Annual Meeting of Shareholders held on December 6, 1991 (the “1991 Proxy Statement”).

3.2	By-Laws, as amended	Incorporated by reference to the 1991 Proxy Statement.

4	Specimen Certificate for Common Stock	Incorporated by reference to Exhibit 4(a) to Form 8 dated April 23, 1993 (Amendment No. 3 to Form 10-KSB for Fiscal 1992) (“Form 8”)

10.1	Line of Credit Note dated March 11, 1999 between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ad) to the Annual Report on 1999 Form 10-KSB

10.2	Philadelphia Authority for Industrial Development Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series of 1999	Incorporated by reference to Exhibit 10(ae) to the Annual Report on 1999 Form 10-KSB

10.3	Philadelphia Authority for Industrial Development Tax-Exempt Variable Rate Demand/Fixed Revenue Bonds (Lannett Company, Inc. Project) Series of 1999	Incorporated by reference to Exhibit 10(af) to the Annual Report on 1999 Form 10-KSB

10.4	Letter of Credit and Agreements supporting bond issues between the Company and First Union National Bank	Incorporated by reference to Exhibit 10(ag) to the Annual Report on 1999 Form 10-KSB

10.5	2003 Stock Option Plan	Incorporated by reference to the Proxy Statement for Fiscal Year Ending June 30, 2002

10.6	Terms of Employment Agreement with Kevin Smith	Incorporated by reference to Exhibit 10.6 to the Annual Report on 2003 Form 10-KSB

10.7	Terms of Employment Agreement with Arthur Bedrosian	Incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q dated May 12, 2004.

10.8	Terms of Employment Agreement with Larry Dalesandro	Incorporated by reference to Exhibit 10.9 to the Annual Report on 2004 Form 10-KSB

10.9 (Note A)	Agreement between Lannett	Incorporated by reference to Exhibit 10.9 to

Exhibit Number	Description	Method of Filing

	Company, Inc and Siegfried (USA), Inc.	the Annual Report on 2003 Form 10-KSB

10.10 (Note A)	Agreement between Lannett Company, Inc and Jerome Stevens, Pharmaceutical, Inc.	Incorporated by reference to Exhibit 2.1 to Form 8-K dated April 20, 2004

11	Computation of Earnings Per Share	Filed Herewith

13	Annual Report on Form 10-K	Filed Herewith

21	Subsidiaries of the Company	Filed Herewith

23.1	Consent of Grant Thornton, LLP	Filed Herewith

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith

32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith