Form 10-K, Exhibit 13
period 2008-06-30
LANNETT CO INC
filed 2008-09-29
CIK 57725

Exhibit 13

Annual Report on Form 10-K

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Lannett Company, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Lannett Company, Inc. (a Pennsylvania corporation) and Subsidiaries (collectively, the Company) as of June 30, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lannett Company, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 16 to the consolidated financial statements, the Company has adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Tax Positions, in 2008.

/s/ Grant Thornton, LLP
Philadelphia, Pennsylvania
September 29, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Lannett Company, Inc. and Subsidiaries

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Lannett Company, Inc. and Subsidiaries referred to in our report dated September 29, 2008.  Our report on the consolidated financial statements includes an explanatory paragraph, which discusses the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Tax Positions.  Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under item 15, which is the responsibility of the Company’s management.  In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
September 26, 2007

LANNETT COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,2008	June 30,2007
ASSETS
Current Assets
Cash	$6,256,712	$5,192,341
Trade accounts receivable (net of allowance of $207,151 and $250,000, respectively)	34,114,982	19,473,978
Inventories	11,617,258	14,518,484
Interest receivable	51,781	36,260
Prepaid taxes	1,598,937	3,193,685
Deferred tax assets	6,997,935	1,258,930
Other current assets	591,415	611,512
Total Current Assets	61,229,020	44,285,190

Property, plant and equipment	39,996,008	39,260,689
Less accumulated depreciation	(15,261,905)	(11,817,528)
	24,734,103	27,443,161

Construction in progress	458,046	176,003
Investment securities - available for sale	2,500,135	3,320,632
Intangible asset (product rights) - net of accumulated amortization	10,361,835	12,046,502
Deferred tax assets	17,380,115	17,150,174
Other assets	195,354	234,438
Total Assets	$116,858,608	$104,656,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current Liabilities
Accounts payable	$11,793,312	$7,013,985
Accrued expenses	3,744,243	6,719,782
Deferred revenue	982,668	1,637,993
Unearned grant funds	—	500,000
Current portion of long term debt	791,912	692,119
Rebates, chargebacks and returns payable	18,326,417	5,686,364
Total Current Liabilities	35,638,552	22,250,243

Long term debt, less current portion	8,186,922	8,987,846
Deferred tax liabilities	3,179,344	3,202,835
Unearned grant funds	500,000	—
Other long term liabilities	32,001	32,001
Total Liabilities	47,536,819	34,472,925

Commitment and Contingencies, See notes 9 and 10
Minority Interest in Cody LCI Realty, LLC, net of taxes	50,309	—

SHAREHOLDERS’ EQUITY
Common stock - authorized 50,000,000 shares, par value $0.001; issued and outstanding, 24,283,963 and 24,171,217 shares, respectively	24,284	24,171
Additional paid in capital	74,497,100	73,053,778
Accumulated deficit	(4,790,680)	(2,472,621)
Accumulated other comprehensive income (loss)	9,722	(27,583)
	69,740,426	70,577,745
Less: Treasury stock at cost - 74,970 and 50,900 shares, respectively	(468,946)	(394,570)
TOTAL SHAREHOLDERS’ EQUITY	69,271,480	70,183,175

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$116,858,608	$104,656,100

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended June 30,
	2008	2007	2006

Net sales	$72,403,283	$82,577,591	$64,060,375
Cost of sales	54,080,947	57,394,751	33,900,045
Amortization of intangible assets	1,784,664	1,784,664	1,784,665
Product royalties	236,601	1,973,189	—

Gross profit	16,301,071	21,424,987	28,375,665

Research and development expenses	5,172,715	7,459,432	8,102,465
Selling, general, and administrative expenses	16,552,859	12,161,187	11,799,994
Loss on impairment	—	7,775,890	—
Loss on sale of investments	4,338	—	—
(Gain) loss on sale of assets	1,693	(7,113)	19,288

Operating (loss) income	(5,430,534)	(5,964,409)	8,453,918

OTHER INCOME(EXPENSE):
Interest income	170,040	316,963	437,470
Interest expense	(383,267)	(273,633)	(361,291)
	(213,227)	43,330	76,179

(Loss) income before income tax (benefit) expense and minority interest	(5,643,761)	(5,921,079)	8,530,097

Income tax (benefit) expense	(3,376,011)	1,007,929	3,561,175
Minority interest in Cody LCI Realty, LLC	50,309	—	—

Net (loss) income	$(2,318,059)	$(6,929,008)	$4,968,922

Basic (loss) earnings per common share	$(0.10)	$(0.29)	$0.21
Diluted (loss) earnings per common share	$(0.10)	$(0.29)	$0.21

Basic weighted average number of shares	24,227,181	24,159,251	24,130,224
Diluted weighted average number of shares	24,227,181	24,159,251	24,156,889

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		Additional
	Shares		Paid-in	Accumulated	Treasury	Accum. Other	Shareholders’
	Issued	Amount	Capital	Deficit	Stock	Comp. Income (Loss)	Equity

Balance, June 30, 2005	24,111,140	$24,111	$70,157,431	$(512,535)	$(394,570)	$(25,193)	$69,249,244
Exercise of Stock Options	1,000	1	4,632	—	—	—	4,633
Shares issued in connection with employee stock purchase plan	29,185	29	139,628	—	—	—	139,657
Share based compensation							—
Stock options		—	1,440,711	—	—	—	1,440,711
Other comprehensive income, net of income tax	—	—	—	—	—	(47,251)	(47,251)
Net income	—	—	—	4,968,922	—	—	4,968,922

Balance, June 30, 2006	24,141,325	$24,141	$71,742,402	$4,456,387	$(394,570)	$(72,444)	$75,755,916

Exercise of Stock Options	375		281	—	—	—	281
Shares issued in connection with employee stock purchase plan	29,517	30	134,860	—	—	—	134,890
Share based compensation
Stock options	—	—	1,176,235	—	—	—	1,176,235
Other comprehensive income, net of income tax	—	—	—	—	—	44,861	44,861
Net loss	—	—	—	(6,929,008)	—	—	(6,929,008)

Balance, June 30, 2007	24,171,217	$24,171	$73,053,778	$(2,472,621)	$(394,570)	$(27,583)	$70,183,175

Shares issued in connection with employee stock purchase plan	38,282	38	138,592	—	—	—	138,630
Share based compensation							—
Restricted stock	—	—	134,794	—	—	—	134,794
Stock options	—	—	869,921	—	—	—	869,921
Shares issued in connection with restricted stock grant	74,464	75	300,015				300,090
Purchase of treasury stock	—				(74,376)		(74,376)
Other comprehensive income, net of income tax	—	—	—	—	—	37,305	37,305
Net loss	—	—	—	(2,318,059)	—	—	(2,318,059)

Balance, June 30, 2008	24,283,963	$24,284	$74,497,100	$(4,790,680)	$(468,946)	$9,722	$69,271,480

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended June 30,
	2008	2007	2006

OPERATING ACTIVITIES:
Net (loss) income	$(2,318,059)	$(6,929,008)	$4,968,922
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	5,229,358	4,465,393	3,967,128
Deferred tax (benefit) expense	(4,743,854)	1,779,843	2,738,418
Stock compensation expense	1,029,923	1,176,235	1,440,711
Loss (gain) on disposal/impairment of assets	—	7,774,098	(5,945)
Loss on sale of assets	1,693	—	—
Other noncash expenses	13,339	—	—
Interest income accrued on note	—	(267,672)	—
Minority interest in Cody LCI Realty, LLC, net of taxes	50,309	—	—
Changes in assets and liabilities which provided (used) cash:
Trade accounts receivable	(2,000,951)	(1,878,027)	(11,924,058)
Inventories	2,901,226	(2,716,610)	(1,487,734)
Prepaid taxes	1,594,748	18,826	745,482
Prepaid expenses and other assets	(69,679)	140,195	(18,827)
Accounts payable	4,779,328	5,991,581	(444,404)
Accrued expenses	(2,693,834)	1,482,473	3,550,257
Deferred revenue	(655,325)	1,637,993	—
Net cash provided by operating activities	3,118,222	12,675,320	3,529,949

INVESTING ACTIVITIES:
Cash paid for acquisition of business, net cash received	—	167,728	—
Purchases of property, plant and equipment	(2,295,817)	(2,465,075)	(5,073,076)
Proceeds from sale of asset	21,380	10,000	—
Proceeds from sale of investment securities - available for sale	2,023,616	1,845,838	2,219,848
Purchase of investment securities - available for sale	(1,140,945)	—	—
Issuance of note receivable	—	(7,059,567)	(3,182,498)
Net cash used in investing activities	(1,391,766)	(7,501,076)	(6,035,726)

FINANCING ACTIVITIES:
Repayments of debt	(701,131)	(585,433)	(7,585,755)
Proceeds from debt, net of restricted cash released	—	—	6,250,000
Proceeds from issuance of stock	113,422	135,171	144,290
Treasury stock transactions	(74,376)	—	—
Net cash used in financing activities	(662,085)	(450,262)	(1,191,465)

NET INCREASE (DECREASE) IN CASH	1,064,371	4,723,982	(3,697,242)

CASH, BEGINNING OF PERIOD	5,192,341	468,359	4,165,601

CASH, END OF PERIOD	$6,256,712	$5,192,341	$468,359

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -

Interest paid	$270,691	$194,656	$321,277
Income taxes paid	$—	$684,670	$50,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

LANNETT COMPANY, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Summary of Significant Accounting Policies

Lannett Company, Inc., a Delaware corporation, and subsidiaries (the “Company”), develops, manufactures, packages, markets and distributes pharmaceutical products sold under generic chemical names.

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

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, income taxes, inventories, contingencies and valuation of intangible assets.

Principles of Consolidation - The consolidated financial statements include the accounts of the operating parent company, Lannett Company, Inc., its wholly owned subsidiaries, Lannett Holdings, Inc. and Cody Laboratories, Inc.  Cody Laboratories, Inc includes the consolidation of Cody LCI Realty, LLC, a variable interest entity, as a result of the acquisition of Cody Laboratories, Inc.  See Note 13 regarding the consolidation of this variable interest entity.  All intercompany accounts and transactions have been eliminated.

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

Chargebacks – The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue.  The Company sells its products directly to wholesale distributors, generic distributors, retail pharmacy chains, and mail-order pharmacies.  The Company also sells its products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes, and group purchasing organizations, collectively referred to as “indirect customers.”  Lannett enters into agreements with its indirect customers to establish pricing for certain products.  The indirect customers then independently select a wholesaler from which to actually purchase the products at these agreed-upon prices.  Lannett will provide credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler’s invoice price if the price sold to the indirect customer is lower than the direct price to the wholesaler.  This credit is called a chargeback.  The provision for chargebacks is based on expected sell-through levels by the Company’s wholesale customers to the indirect customers and estimated wholesaler inventory levels.  As sales by the Company to the large wholesale customers, such as Cardinal Health, AmerisourceBergen, and McKesson, increase, the reserve for chargebacks will also generally increase.  However, the size of the increase depends on the product mix.  The Company continually monitors the reserve for chargebacks and makes adjustments when management believes that expected chargebacks on actual sales may differ from actual chargeback reserves.

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

Returns – Consistent with industry practice, the Company has a product returns policy that allows customers to return product within a specified period before and after the product’s lot expiration date in exchange for a credit to be applied to future purchases.  The Company’s policy requires that the customer obtain pre-approval from the Company for any qualifying return.  The Company estimates its provision for returns based principally on historical experience.  However, the Company continually monitors the provisions for returns and makes adjustments when management believes that future product returns may differ from historical experience.  Generally, the reserve for returns increases as net sales increase.  During our fiscal year 2008 we increased our estimated returns reserve approximately $3.0 million, of which $1.5 million occurred in the fourth quarter,  This adjustment was based on an analysis of our historical returns experience, the average lag time between sales and returns and an evaluation of changing buying and inventory trends of both our direct and indirect customers.   As this change resulted from new information that has allowed us to better estimate the average length of time between product sales and returns, we consider it to be a change in estimate as defined in SFAS 154: Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3.  The reserve for returns is included in the rebates and chargebacks payable account on the balance sheet.

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

The following tables identify the reserves for each major category of revenue allowance and a summary of the activity for the fiscal years ended June 30, 2008, 2007 and 2006:

For the Year Ended June 30, 2008

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2007	$4,649,478	$871,339	$113,313	$52,234	$5,686,364

Actual credits issued related to sales recorded in prior fiscal years	(4,556,488)	(1,741,804)	(4,909,659)	—	(11,207,951)

Reserves or (reversals) charged during Fiscal 2008 related to sales in prior fiscal years	—	870,465	5,892,805	(50,000)	6,713,270

Reserves charged to net sales during Fiscal 2008 related to sales recorded in Fiscal 2008	26,126,995	7,999,232	12,546,130	473,423	47,145,780

Actual credits issued related to sales recorded in Fiscal 2008	(22,170,578)	(7,366,918)	—	(473,550)	(30,011,046)

Reserve Balance as of June 30, 2008	$4,049,407	$632,314	$13,642,589	$2,107	$18,326,417

Reserve Balance as of June 30, 2006	$10,137,400	$2,183,100	$416,000	$275,600	$13,012,100

Actual credits issued related to sales recorded in prior fiscal years	(10,170,000)	(1,800,000)	(5,578,000)	(250,000)	(17,798,000)

Reserves or (reversals) charged during Fiscal 2007 related to sales recorded in prior fiscal years	—	(300,000)	3,572,313	—	3,272,313

Reserves charged to net sales in fiscal 2007 related to sales recorded in fiscal 2007	28,034,000	9,562,000	1,703,000	1,044,800	40,343,800

Actual credits issued related to sales in fiscal 2007	(23,351,922)	(8,773,761)	—	(1,018,166)	(33,143,849)

Reserve Balance as of June 30, 2007	$4,649,478	$871,339	$113,313	$52,234	$5,686,364

Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

Actual credits issued related to sales recorded in prior fiscal years	(7,920,500)	(1,460,500)	(1,273,300)	(59,300)	(10,713,600)

Reserves or (reversals) charged during Fiscal 2006 related to sales recorded in prior fiscal years	—	500,000	(500,000)	—	0

Reserves charged to net sales in fiscal 2006 related to sales recorded in fiscal 2006	28,237,000	5,688,500	497,300	1,298,200	35,721,000

Actual credits issued related to sales in fiscal 2006	(18,178,800)	(3,573,700)	0	(992,800)	(22,745,300)

Reserve Balance as of June 30, 2006	$10,137,400	$2,183,100	$416,000	$275,600	$13,012,100

The Company ships its products to the warehouses of its wholesale and retail chain customers.  When the Company and a customer enter into an agreement for the supply of a product, the customer will generally continue to purchase the product, stock its warehouse(s), and resell the product to its own customers.  The Company’s customer will reorder the product as its warehouse is depleted.  The Company generally has no minimum size orders for its customers.  Additionally, most warehousing customers prefer not to stock excess inventory levels due to the additional carrying costs and inefficiencies created by holding excess inventory.  As such, the Company’s customers continually reorder the Company’s products.  It is common for the Company’s customers to order the same products on a monthly basis.  For generic pharmaceutical manufacturers, it is critical to ensure that customers’ warehouses are adequately stocked with its products.  This is important due to the fact that several generic competitors compete for the consumer demand for a given product.  Availability of inventory ensures that a manufacturer’s product is considered.  Otherwise, retail prescriptions would be filled with competitors’ products.  For this reason, the Company periodically offers incentives to its customers to purchase its products.  These incentives are generally up-front discounts off its standard prices at the beginning of a generic campaign launch for a newly-approved or newly-introduced product, or when a customer purchases a Lannett product for the first time.  Customers generally inform the Company that such purchases represent an estimate of expected resale for a period of time.  This period of time is generally up to three months.  The Company records this revenue, net of any discounts offered and accepted by its customers at the time of shipment.  The Company’s products have either 24 months or 36 months of shelf-life at the time of manufacture.  The Company monitors its customers’ purchasing trends to attempt to identify any significant lapses in purchasing activity.  If the Company observes a lack of recent activity, inquiries will be made to such customer regarding the success of the customer’s resale efforts.  The Company attempts to minimize any potential return (or shelf life issues) by maintaining an active dialogue with the customers.

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

Property, Plant and Equipment - Property, plant and equipment are stated at cost.  Depreciation is provided for by the straight-line method for financial reporting purposes over the estimated useful lives of the assets.  Depreciation expense for the fiscal years ended June 30, 2008, 2007, and 2006 was approximately $3,444,000, $2,765,000 and $2,182,000, respectively.

Investment Securities – The Company’s investment securities consist of marketable debt securities, primarily in U.S. government and agency obligations.  All of the Company’s marketable debt securities are classified as available-for-sale and recorded at fair value, based on quoted market prices.  Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive loss.  No gains or losses on marketable debt securities are realized until they are sold or a decline in fair value is determined to be other-than-temporary.  In accordance with Financial Accounting Standards Board (“FASB”) Staff Position Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), the Company periodically reviews its marketable securities and determines whether the investments are other-than-temporarily impaired. If the investments are deemed to be other-than-temporarily impaired, the investments are written down to their then current fair market value with a new cost basis being established. There were no securities determined by management to be other-than-temporarily impaired for the twelve month periods ended June 30, 2008, 2007 and 2006.

Shipping and Handling Costs – The cost of shipping products to customers is recognized at the time the products are shipped, and is included in cost of sales.

Research and Development – Research and development costs are charged to expense as incurred.

Intangible Assets –  In January 2005, Lannett Holdings, Inc. entered into an agreement in which the Company purchased for $100,000 and future royalty payments the proprietary rights to manufacture and distribute a product for which Pharmeral, Inc. owned the ANDA.  In Fiscal 2008, the Company obtained FDA approval for the ANDA.  The Company has recognized the payment for these rights as an indefinite lived intangible asset and tests this asset for impairment at least on an annual basis.  See Note 17.

In March  2004, the Company entered into an agreement with Jerome Stevens Pharmaceuticals, Inc. (JSP) for the exclusive marketing and distribution rights in the United States to the current line of JSP products in exchange for four million (4,000,000) shares of the Company’s common stock.  As a result of the JSP agreement, the Company recorded an intangible asset of $67,040,000 for the exclusive marketing and distribution rights obtained from JSP.  The intangible asset was recorded based upon the fair value of the four million (4,000,000) shares at the time of issuance to JSP.   During the quarter ended March 31, 2005, the Company recorded a non-cash impairment loss of approximately $46,093,000 in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-lived Assets to reduce the carrying value of the intangible asset to its fair value of approximately $16,062,000 as of the date of the impairment.  As of June 30, 2008, management concluded the intangible asset was correctly stated at fair value and, therefore, no impairment was required.

The Company will incur annual amortization expense of approximately $1,785,000 for the intangible asset over the remaining term of the agreement.   For the 12 month periods ending June 30, 2008, 2007 and 2006, the Company incurred amortization expense of $1,785,000, $1,785,000, and $1,785,000, respectively.

Future annual amortization expense of the JSP intangible asset consists of the following:

Fiscal Year Ending June 30,	Annual Amortization Expense
2009	$1,785,000
2010	1,785,000
2011	1,785,000
2012	1,785,000
2013	1,785,000
Thereafter	1,337,000
$10,262,000

Advertising Costs - The Company charges advertising costs to operations as incurred.  Advertising expense for the fiscal years ended June 30, 2008, 2007 and 2006 was approximately $9,000, $75,000, and $165,000, respectively.

Income Taxes - The Company uses the liability method specified by Statement of Financial Accounting Standards No. 109 (FAS), Accounting for Income Taxes.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.  Deferred tax expense/ (benefit) is the result of changes in deferred tax assets and liabilities.

Segment Information – The Company reports segment information in accordance with Statement of Financial Accounting Standard No. 131 (FAS 131), Disclosures about Segments of an Enterprise and Related Information.  The Company operates one business segment - generic pharmaceuticals, accordingly the Company has one reporting segment.  In accordance with FAS 131, the Company aggregates its financial information for all products and reports as one operating segment.  The following table identifies the Company’s approximate net product sales by medical indication for the fiscal years ended June 30, 2008, 2007 and 2006:

	For the Fiscal Year Ended June 30,
Medical Indication	2008	2007	2006

Migraine Headache	$10,302,868	$10,738,109	$11,666,330
Epilepsy	3,811,963	7,593,547	12,815,637
Heart Failure	7,574,240	4,728,907	7,214,182
Thyroid Deficiency	38,429,663	35,350,388	17,931,743
Antibiotic	3,449,429	3,095,241	4,669,992
Other	8,835,120	21,071,399	9,762,491

Total	$72,403,283	$82,577,591	$64,060,375

Concentration of Market and Credit Risk – Six of the Company’s products, defined as generics containing the same active ingredient or combination of ingredients, accounted for approximately 53%, 10%, 9%, 7%, 7%, and 5% of net sales for the fiscal year ended June 30, 2008.  Those same products accounted for 43%, 6%, 21%, 7%, 6%, and 9%, respectively, of net sales for the fiscal year ended June 30, 2007, and 28%, 11%, 4%, 10%, 7%, and 20%, respectively, for the fiscal year ended June 30, 2006.

Four of the Company’s customers accounted for 36%, 10%, 6%, and 6%, respectively, of net sales for the fiscal year ended June 30, 2008; 15%, 12%, 24%, and 6%, respectively, of net sales for the fiscal year ended June 30, 2007; and 4%, 15%, 17%, and 5%, respectively, of net sales for the fiscal year ended June 30, 2006.

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

Share-based Payments - The Company follows the guidance in Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 (R), “Share-Based Payment” (SFAS 123(R)).  This standard is a revision of SFAS 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.”   SFAS 123(R) addresses the accounting for share-based compensation in which we receive employee services in exchange for our equity instruments.  Under the standard, we recognize compensation cost for share-based compensation issued to or purchased by employees, net of estimated forfeitures, under share-based compensation plans using a fair value method.  Compensation cost related to share-based payments is included in the income statement in the same line item as the related other compensation costs.

At June 30, 2008, the Company had three stock-based employee compensation plans (the “Old Plan,” the “2003 Plan,” and the “Long-term Incentive Plan,” or “LTIP”).  During the fiscal year ended June 30, 2008, the Company awarded 209,264 shares of restricted stock under the LTIP of which, 74,464 of these shares vested 100% on January 1, 2008, the remainder vest in equal portions on September 18, 2008, 2009 and 2010.  Stock compensation expense of $134,794 was recognized during the fiscal year ended June 30, 2008, related to these shares of restricted stock.

The Company is required to record compensation expense for all awards granted after the date of adoption of SFAS 123(R) and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the period of adoption.  The Company measures share-based compensation cost for options using the Black-Scholes option pricing model.  The following table presents the weighted average assumptions used to estimate fair values of the stock options granted during the years ended June 30 and the estimated annual forfeiture rates used to recognize the associated compensation expense:

	Incentive Stock Options FY 2008	Non- qualified Stock Options FY 2008	Incentive Stock Options FY 2007	Non- qualified Stock Options FY 2007	Incentive Stock Options FY 2006	Non- qualified Stock Options FY 2006
Risk-free interest rate	4.15%	4.21%	4.71%	4.79%	4.59%	4.13%
Expected volatility	56%	56%	59%	59%	61%	61%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Forfeiture rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Expected term (in years)	5.0 years	5.0 years	5.0 years	5.0 years	5.0 years	5.0 years
Weighted average fair value	$2.11	$2.11	$3.36	$3.20	$3.06	$3.77

Approximately 582,000 options were issued under the LTIP during the year ended June 30, 2008.  This compares to approximately 354,000 options issued during the year ended June 30, 2007 and approximately 109,000 options issued during the year ended June 30, 2006.  There were no shares under option that were exercised in the year ended June 30, 2008.  Three hundred seventy-five options were exercised in the year ended June 30, 2007, resulting in proceeds of $281 to the Company.  1,000 options were exercised in the year ended June 30, 2006, resulting in proceeds of $4,633 to the Company.  At June 30, 2008, there were 1,694,331 options outstanding.  Of those, 581,900 were options issued under the LTIP, 901,198 were issued under the 2003 Plan, and 211,233 under the Old Plan.  There are no further shares authorized to be issued under the Old Plan.  1,125,000 shares were authorized to be issued under the 2003 Plan, with 7,690 shares under option having already been exercised under that plan.  2,500,000 shares were authorized to be issued under the LTIP, with no shares under options having yet been exercised under that plan.

Expected volatility is based on the historical volatility of the price of our common shares since the date we commenced trading on the AMEX, April 2002, or a historical period equal to the expected term of the option, whichever is shorter.  We use historical information to estimate expected term within the valuation model.  The expected term of awards represents the period of time that options granted are expected to be outstanding.  The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  Compensation cost is recognized using a straight-line method over the vesting or service period and is net of estimated forfeitures.

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

The following table presents all share-based compensation costs recognized in our statements of income as part of selling, general and administrative expenses:

	Twelve months ended June 30,
	2008	2007	2006
Method used to account for share-based compensation	Fair Value	Fair Value	Fair Value
Share based compensation
Stock options	$869,921	$1,142,913	$1,396,736
Employee stock purchase plan	$25,208	$33,323	$43,975
Restricted stock	$134,794	$—	$—
Tax benefit at effective rate	$108,127	$187,762	$317,400

Options outstanding that have vested and are expected to vest as of June 30, 2008 are as follows:

	Awards	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
Options vested	850,142	$10.50	$6,300	5.9
Options expected to vest	801,979	$4.65	$—	8.9
Total vested and expected to vest	1,652,121	$7.66	$6,300	7.4

A summary of nonvested stock award activity as of June 30, 2008 and changes during the twelve months then ended, is presented below:

	Awards	Weighted Average Grant - date Fair Value
Nonvested at July 1, 2007	—	$—
Granted	209,264	$843,334
Vested	(74,464)	$(300,090)
Forfeited	(10,000)	$(40,300)
Nonvested at June 30, 2008	124,800	$502,944

A summary of stock option award activity under the Plans as of June 30, 2008, 2007 and 2006 and changes during the twelve months then ended, is presented below:

	Incentive Stock Options				Nonqualified Stock Options
				Weighted				Weighted
		Weighted		Average		Weighted		Average
		Average	Aggregate	Remaining		Average	Aggregate	Remaining
		Exercise	Intrinsic	Contractual		Exercise	Intrinsic	Contractual
	Awards	Price	Value	Life	Awards	Price	Value	Life

Outstanding at July 1, 2007	501,349	$7.48			617,982	$11.00
Granted	496,818	$4.03			85,082	$4.03
Exercised	—	—			—	—
Forfeited or expired	6,900	$5.67			—	—
Outstanding at June 30, 2008	991,267	$5.76	$6,300	8.0	703,064	$10.16	$—	6.5

Outstanding at June 30, 2008 and not yet vested	660,538	$4.54	—	9.0	183,651	$5.05	$—	8.7
Exercisable at June 30, 2008	330,729	$8.21	$6,300	6.1	519,413	$11.96	$—	5.8

	Incentive Stock Options				Nonqualified Stock Options
				Weighted				Weighted
		Weighted		Average		Weighted		Average
		Average	Aggregate	Remaining		Average	Aggregate	Remaining
		Exercise	Intrinsic	Contractual		Exercise	Intrinsic	Contractual
	Awards	Price	Value	Life	Awards	Price	Value	Life

Outstanding at July 1, 2006	307,541	$8.47			484,462	$12.42
Granted	220,263	$6.14			133,520	$5.84
Exercised	375	$0.75	$2,063		—	—
Forfeited or expired	26,080	$7.84			—	—
Outstanding at June 30, 2007	501,349	$7.48	$201,763	7.8	617,982	$11.00	$103,320	7.1

Outstanding at June 30, 2007 and not yet vested	276,222	$6.11	$133,375	9.0	177,817	$6.16	$99,680	8.9
Exercisable at June 30, 2007	225,127	$9.16	$68,388	6.3	440,165	$12.96	$3,640	6.4

	Incentive Stock Options				Nonqualified Stock Options
				Weighted				Weighted
		Weighted		Average		Weighted		Average
		Average	Aggregate	Remaining		Average	Aggregate	Remaining
		Exercise	Intrinsic	Contractual		Exercise	Intrinsic	Contractual
	Awards	Price	Value	Life	Awards	Price	Value	Life

Outstanding at July 1, 2005	321,353	$10.55			535,755	$12.75
Granted	79,833	$5.47			28,667	$6.82
Exercised	1,000	$4.63	$2,537		—	—
Forfeited or expired	92,645	$13.15			79,960	$12.63
Outstanding at June 30, 2006	307,541	$8.47	$78,010	7.5	484,462	$12.42	$6,120	7.2

Outstanding at June 30, 2006 and not yet vested	132,766	$7.20	$36,465	8.4	165,014	$12.10	$6,120	7.3
Exercisable at June 30, 2006	174,775	$9.43	$41,545	6.8	319,448	$12.59	$—	7.2

Options with a fair value of approximately $646,000 completed vesting during 2008.  As of June 30, 2008, there was approximately $1,790,000 of total unrecognized compensation cost related to nonvested share-based compensation awards granted under the Plans.  That cost is expected to be recognized over a weighted average period of 1.5 years.  As of June 30, 2007 there was approximately $1,114,000 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Plans.  The Company issues new shares when stock options are exercised.

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

	2008		2007		2006
	Net Loss	Shares	Net Loss	Shares	Net Income	Shares
	(Numerator)	(Denominator)	(Numerator)	(Denominator)	(Numerator)	(Denominator)

Basic (loss)/earnings per share factors	$(2,318,059)	24,227,181	$(6,929,008)	24,159,251	$4,968,922	24,130,224

Effect of potentially dilutive option plans	—	—	—	—	—	26,665

Diluted (loss)/earnings per share factors	(2,318,059)	24,227,181	(6,929,008)	24,159,251	4,968,922	24,156,889

Basic (loss)/earnings per share	$(0.10)		$(0.29)		$0.21
Diluted (loss)/earnings per share	$(0.10)		$(0.29)		$0.21

Dilutive shares have been excluded in the weighted average shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive.  The number of anti-dilutive shares that have been excluded in the computation of diluted earnings per share for the fiscal years ended June 30, 2008, 2007 and 2006 were 1,949,131,  1,119,331, and 726,833, respectively.

As disclosed in Note 12, the Company entered into a Stock Purchase Agreement on April 10, 2007 to acquire Cody Laboratories, Inc. (“Cody”) by purchasing all of the remaining shares of common stock of Cody. As part of the consideration, the agreement required Lannett to issue to the sellers 120,000 shares of unregistered common stock of the Company contingent upon the receipt of a license from a regulatory agency.  In accordance with paragraph 30 of SFAS 128, these contingently issuable shares were not included in the calculation of diluted EPS because the conditions necessary for the issuance of the shares had not been satisfied at the end of the reporting period. In July, 2008, the license was received form the regulatory agency and the contingent shares will be issued to the sellers in accordance with the Stock Purchase Agreement.

Note 2. New Accounting Standards

In July 2006, the FASB issued FIN 48, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based solely on position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on July 1, 2007. See Note 16 herein.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157).  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. In February, 2008, the FASB issued FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement 13 and Other Accounting Pronouncements That Address Fair value Measurements for Purposes of Lease Classification and Measurement under Statement 13 (FSP FAS 157-1) and FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2).  FSP FAS 157-1 amends SFAS 157 to remove certain leasing transactions from its scope.  FSP FAS 157-2 defers the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  We adopted the guidance of SFAS 157 as it applies to our financial instruments on July 1, 2008 and do not expect the adoption will have a significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS No. 159), which allows companies to choose, at specific election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings.  SFAS 159 is effective for our fiscal year beginning July 1, 2008. We do not expect the adoption of SFAS 159 will have any  impact on our consolidated financial statements as we have not elected to apply the fair value option to any of our financial assets and liabilities.

In June 2007, the EITF reached a final consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 is effective for our fiscal year beginning July 1, 2008. EITF 07-3 requires non-refundable advance payments for future research and development activities to be capitalized until the goods have been delivered or related services have been performed. As the guidance in EITF 07-03 is consistent with our existing policy we do not believe EITF 07-03 will have any impact on our financial statements or related disclosures.

In November 2007, the EITF reached a final consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-1”). EITF 07-1 will be effective for our fiscal year beginning July 1, 2009 and interim periods within that fiscal year. Adoption is on a retrospective basis to all prior periods presented for all collaborative arrangements existing as of the effective date. We are currently evaluating the impact of adopting EITF 07-1 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141(R), changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the fiscal year beginning July 1, 2009.  Early application is not permitted. The effect of SFAS 141(R) on our consolidated financial statements will depend on the nature and terms of any business combinations that occur after its effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 is effective for our fiscal year beginning July 1, 2009. We are currently evaluating the impact the adoption of SFAS 160 will have on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”).  The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements.  The new standard is effective for our fiscal year beginning July 1, 2009 and for all interim periods within that fiscal year.  Early adoption is encouraged.  We do not expect the adoption of SFAS 161 to have a significant impact on our consolidated financial statements as we do not currently have any derivatives within the scope of SFAS 161.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”).  FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The FSP is intended to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles.  The new standard is effective for our financial statements issued for fiscal years and interim periods beginning July 1, 2009.  We are currently evaluating the impact of FSP FAS 142-3.

Note 3.   Inventories

Inventories at June 30, 2008 and 2007 consist of the following:

	2008	2007
Raw Materials	$3,530,951	$3,631,780
Work-in-process	1,034,360	1,008,195
Finished Goods	6,767,718	9,640,106
Packaging Supplies	284,229	238,403
	$11,617,258	$14,518,484

The preceding amounts are net of inventory obsolescence reserves of $1,642,668 and $923,920 at June 30, 2008 and 2007, respectively.

Note 4.   Property, Plant and Equipment

Property, plant and equipment at June 30, 2008 and 2007 consist of the following:

	Useful Lives	2008	2007
Land	-	$918,314	$918,314
Building and improvements	10 - 39 years	16,806,057	16,229,427
Machinery and equipment	5 - 10 years	21,434,375	21,275,686
Furniture and fixtures	5 - 7 years	837,262	837,262

		$39,996,008	$39,260,689
Less accumulated depreciation		(15,261,905)	(11,817,528)
Total		$24,734,103	$27,443,161

As of June 30, 2008, substantially all of the Company’s property, plant and equipment was pledged as collateral for the Company’s loans. See Note 8.

Note 5.  Investment Securities - Available-for-Sale

The amortized cost, gross unrealized gains and losses, and fair value of the Company’s available-for-sale securities as of June 30, 2008 and June 30, 2007:

June 30, 2008

Available-for-Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agency	$2,036,039	$48,059	$(9,854)	$2,074,244
Asset-Backed Securities	447,893	1,013	(23,015)	425,891
	$2,483,932	$49,072	$(32,869)	$2,500,135

June 30, 2007

Available-for-Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agency	$2,474,435	$8,302	$(5,525)	$2,477,212
Asset-Backed Securities	892,168	18	(48,766)	843,420
	$3,366,603	$8,320	$(54,291)	$3,320,632

The amortized cost and fair value of the Company’s current available-for-sale securities by contractual maturity at June 30, 2008 and June 30, 2007 are summarized as follows:

	June 30, 2008		June 30, 2007
	Available for Sale		Available for Sale
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$343,638	$354,155	$201,540	$198,750
Due after one year through five years	1,692,401	1,720,089	2,491,286	2,493,953
Due after five years through ten years	121,608	121,769	216,182	208,602
Due after ten years	326,285	304,122	457,595	419,327
	$2,483,932	$2,500,135	$3,366,603	$3,320,632

The Company uses the specific identification method to determine the cost of securities sold. For the fiscal years ended June 30, 2008, 2007 and 2006, the Company had realized losses of $4,338, $1,095 and $25,233, respectively.

There were no securities held from a single issuer that represented more than 10% of shareholders’ equity.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position as of June 30, 2008:

June 30, 2008

	Number	Less than 12 months		12 months or longer		Total
Description of	of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Government Agency	5	$433,224	$(9,854)	$—	$—	$433,224	$(9,854)
Asset-Backed Securities	6	40,853	(13)	160,132	(23,002)	200,985	(23,015)
Total tempory impaired investment securities	11	$474,077	$(9,867)	$160,132	$(23,002)	$634,209	$(32,869)

The investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is not related to any company or industry specific event. At June 30, 2008, there were approximately 11 out of 28 investment securities with unrealized losses. The Company anticipates full recovery of amortized costs with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

None of the Company’s investment securities was pledged as collateral for borrowings as of June 30, 2008.

Note 6.   Bank Line of Credit

The Company has a $3 million line of credit from Wachovia Bank, N.A. that bears interest at the prime interest rate less 0.25% (4.75% at June 30, 2008). The Company currently has $2,912,247 available under this line of credit.  The Company entered into a letter of credit in the amount of $917,000 of which $87,753 is outstanding as of June 30, 2008.  The line of credit was renewed and extended to November 30, 2009.    The line of credit is collateralized by substantially all of the Company’s assets.  The agreement contains covenants with respect to working capital, net worth and certain ratios, as well as other covenants.  At June 30, 2008, the Company was not in compliance with one of these covenants, but received a waiver from its lending institution with respect to that covenant as of June 30, 2008.  The Company shall maintain and comply with a debt service coverage ratio of not less than 2 to 1 (to be measured quarterly).  Debt service coverage is defined as the ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to the sum of interest expenses plus scheduled current maturities of long-term debt and current capitalized lease obligations.  The terms of the waiver require the Company shall at all times maintain deposit balances in excess of $3,500,000 with the Bank.  Additionally, the Company shall now pay to the Bank an availability fee equal to 0.50% per annum calculated daily, on the available but unused balance of the line of credit instead of the previous 0.25% per annum rate.

Note 7.  Unearned Grant Funds

In July 2004, the Company received $500,000 of grant funding from the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development.  The grant funding program requires the Company to use the funds for machinery and equipment located at their Pennsylvania locations, hire an additional 100 full-time employees by June 30, 2006, operate its Pennsylvania locations a minimum of five years and meet certain matching investment requirements.  If the Company fails to comply with any of the requirements above, the Company would be liable to repay the full amount of the grant funding ($500,000).  The Company has recorded the unearned grant funds as a liability until the Company complies with all of the requirements of the grant funding program  As of June 30, 2008, the Company has had preliminary discussions with the Commonwealth  of Pennsylvania to determine whether it will be required to repay any of the funds provided under the grant funding program.  Based on information available at June 30, 2008, the Company has recorded the grant funding as a long-term liability under the caption of Unearned Grant Funds.

Note 8.   Long-Term Debt

Long-term debt at June 30, 2008 and 2007 consists of the following:

	June 30,	June 30,
	2008	2007
PIDC Regional Center, LP III loan	$4,500,000	$4,500,000
Pennsylvania Industrial Development Authority loan	1,075,732	1,150,212
Pennsylvania Department of Community & Economic Development loan	283,475	388,487
Tax-exempt bond loan (PAID)	795,000	904,422
Equipment loan	400,653	722,266
SBA loan	183,750	231,812
First National Bank of Cody	1,740,224	1,782,766

Total debt	8,978,834	9,679,965
Less current portion	791,912	692,119

Long term debt	$8,186,922	$8,987,846

Current Portion of Long Term Debt

	June 30,	June 30,
	2008	2007
PIDC Regional Center, LP III loan	$—	$—
Pennsylvania Industrial Development Authority loan	73,132	70,604
Pennsylvania Department of Community & Economic Development loan	100,614	97,001
Tax-exempt bond loan (PAID)	115,000	109,164
Equipment loan	400,653	320,520
SBA loan	54,025	49,647
First National Bank of Cody	48,488	45,183

Total current portion of long term debt	$791,912	$692,119

The Company financed $4,500,000 through the Philadelphia Industrial Development Corporation (PIDC). The Company will pay a bi-annual interest payment at a rate equal to two and one-half percent per annum.  The outstanding principal balance shall be due and payable 5 years (60 months) from January 1, 2006.

The Company financed $1,250,000 through the Pennsylvania Industrial Development Authority (PIDA).  The Company is required to make equal payments each month for 180 months starting February 1, 2006 with interest of two and three-quarter percent per annum.

An additional $500,000 was financed through the Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund.  The Company is required to make equal payments for 60 months starting May 1, 2006 with interest of two and three quarter percent per annum.

In April 1999, the Company entered into a loan agreement (the “Agreement”) with a governmental authority, the Philadelphia Authority for Industrial Development (the “Authority” or “PAID”), to finance future construction and growth projects of the Company. The Authority issued $3,700,000 in tax-exempt variable rate demand and fixed rate revenue bonds to provide the funds to finance such growth projects pursuant to a trust indenture (“the Trust Indenture”).  A portion of the Company’s proceeds from the bonds was used to pay for bond issuance costs of approximately $170,000.  The Trust Indenture requires that the Company repay the Authority loan through installment payments beginning in May 2003 and continuing through May 2014, the year the bonds mature. The bonds bear interest at the floating variable rate determined by the organization responsible for selling the bonds (the “remarketing agent”).  The interest rate fluctuates on a weekly basis.  The effective interest rate at June 30, 2008 was 1.67%.

The Company entered into agreements (the “2003 Loan Financing”) with Wachovia to finance the purchase of the Torresdale Avenue facility, the renovation and setup of the building, and other anticipated capital expenditures.  The Company, as part of the 2003 Loan Financing agreement, is required to make equal payments of principal and interest.  The only portion of the loan that remains outstanding at June 30, 2008 was the Equipment Loan which consists of a term loan with a term of five years and had an outstanding balance of $400,653 at June 30, 2008.  The terms of the Equipment loan require that the Company meet certain financial covenants and reporting standards, including the attainment of specific financial liquidity and net worth ratios.  As of June 30, 2008, the Company was not in compliance with one of these covenants, but received a waiver from its lending institution with respect to that covenant as of June 30, 2008.  The Company shall maintain and comply with a debt service coverage ratio of not less than 2 to 1 (to be measured quarterly).  Debt service coverage is defined as the ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to the sum of interest expenses plus scheduled current maturities of long-term debt and current capitalized lease obligations.  The terms of the waiver require the Company shall at all times maintain deposit balances in excess of $3,500,000 with the Bank.  Additionally, the Company shall now pay to the Bank an availability fee equal to 0.50% per annum calculated daily, on the available but unused balance of the line of credit instead of the previous 0.25% per annum rate.  The financing facilities under the 2003 Loan Financing bear interest at a variable rate equal to the LIBOR rate plus 150 basis points.  We believe that it is possible that we may not be able to comply with all of the covenants at each measurement date during the twelve month period ending June 30, 2009, therefore we reclassified the $80,132 long-term portion of the debt to current portion of long-term debt..  As of June 30, 2008, the interest rate for the 2003 Loan Financing (of which only the Equipment loan remains) was 3.89%.

The financing facilities under the 2003 Loan Financing, of which only the Equipment Loan is left, bear interest at a variable rate equal to the LIBOR rate plus 150 basis points.  The LIBOR rate is the rate per annum, based on a 30-day interest period, quoted two business days prior to the first day of such interest period for the offering by leading banks in the London interbank market of dollar deposits.  As of June 30, 2008, the interest rate for the 2003 Loan Financing (of which only the Equipment loan remains) was 3.89%.

The Company has executed Security Agreements with Wachovia, PIDA and PIDC in which the Company has agreed to pledge substantially all of its assets to collateralize the amounts due.

Included in the acquisition of Cody was a loan from the Small Business Administration (“SBA”).  The loan requires fixed monthly payments, with an effective interest rate of 8.75%, through July 31, 2012.  Cody has pledged inventory, accounts receivable and equipment as collateral.

Also as part of the Cody acquisition, the Company became primary beneficiary to a variable interest entity (“VIE”) called Cody LCI Realty, LLC.  See Note 13, Consolidation of Variable Interest Entity for additional description.  The VIE owns land and a building which is being leased to Cody.  A mortgage loan with First National Bank of Cody has been consolidated in the Company’s financial statements, along with the related land and building.  The mortgage has 18 years remaining.  Principal and interest payments of $14,782, at a fixed interest rate of 7.5%, are being made on a monthly basis through June 2026.  The mortgage loan is collateralized by the land and building.

Long-term debt amounts are due as follows:

Fiscal Year Ending	Amounts Payable
June 30,	to Institutions

2009	$791,912
2010	414,314
2011	4,906,974
2012	281,178
2013	280,848
Thereafter	2,303,608

$8,978,834

Some of the Company’s debt instruments are fixed rate, with a lower interest rate than the prevailing market rates. The Company has been able to obtain favorable rates through Philadelphia and Pennsylvania Industrial Development Authorities.

Note 9.   Contingencies

In June 2008, the Company filed a declaratory judgment suit against KV Pharmaceuticals, DrugTech Corp., and Ther-Rx Corp (collectively “KV”).  The complaint sought declaratory judgment for non-infringement and invalidity of certain patents owned by KV.  The complaint further sought declaratory judgment of anti-trust violations and federal and state unfair competition violations for actions taken by KV in securing and enforcing these patents.  After the complaint was filed, KV countered with a motion for a Temporary Restraining Order (“TRO”) to prevent the Company from launching its Multivitamin with Mineral Capsules (“MMCs”), due to alleged patent and trademark infringement issues.  The TRO was heard and, ultimately, resulted in a conclusion by the court that the Company’s product label on the MMCs should be modified.  KV also countered with claims of infringement by the Company of KV’s patents seeking the Company’s profits for sales of MMCs or other monetary relief, preliminary and permanent injunctive relief, attorney’s fees and a finding of willful infringement. The case is currently in its discovery phase with a hearing expected in January 2009.  The Company believes that it has meritorious defenses with respect to the claims asserted against it and intends to vigorously defend its position.

In or about July 2008, Albion International and Albion, Inc. filed suit against Lannett asserting claims for patent and trademark infringement, as well as unfair competition, arising out of Lannett’s use of product that it purchased from Albion and used as an ingredient in its Multivitamin product.  Lannett filed a motion to dismiss the complaint on the basis that it purchased the product from Albion and, as such, was authorized to use the product in its Multivitamin.  The Court has not ruled on the motion.  Lannett is no longer purchasing product from Albion.  If Albion were to prevail on its claims, it may be entitled to a reasonable royalty on the Lannett product that contained the Albion ingredient.  The Company believes that Albion’s claims have no merit and Lannett intends to vigorously defend the suit.

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

Lannett’s subsidiary, Cody leases a 73,000 square foot facility in Cody, Wyoming.  This location houses Cody’s manufacturing and production facilities. Cody leases the facility from Cody LCI Realty, LLC, a Limited Liability Company which is 50% owned by Lannett.   See Note 13.

In addition to the above, the Company has operating leases, expiring at the end of 2008, for office equipment.

Rental and lease expense for the years ended June 30, 2008, 2007 and 2006 was approximately $449,000, $380,000, and $47,000, respectively.

Contractual Obligations

The following table represents annual contractual obligations as of June 30, 2008:

	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt	$8,978,834	$711,780	$5,401,420	$562,026	$2,303,608
Operating Leases	1,105,014	492,939	596,853	15,222	—
Purchase Obligations	124,250,000	19,250,000	41,500,000	45,500,000	18,000,000
Interest on Obligations	2,114,548	336,276	583,802	299,993	894,477
Total	$136,448,396	$20,790,995	$48,082,075	$46,377,241	$21,198,085

The amount of long-term debt due in less than one year in the above table is $80,132 less than the current portion of long-term debt in the consolidated balance sheet at June 30, 2008 because of our decision to classify that amount as current. (See Note 8)

The purchase obligations above are due to the agreement with Jerome Stevens Pharmaceuticals, Inc. (JSP). If the minimum purchase requirement is not met, JSP has the right to terminate the contract within 60 days of Lannett’s failure to meet the requirement.  If JSP terminates the contract, Lannett does not pay any fee, but could lose its exclusive distribution rights in the United States.  If Lannett’s management believes that it is not in the Company’s best interest to fulfill the minimum purchase requirements, it can also terminate the contract without any penalty.  Regardless of which party terminates the purchase agreement, there would be minimal impact on the operating cash flows of the Company from the termination.

Employment Agreements

The Company has entered into employment agreements with Arthur P. Bedrosian, President and Chief Executive Officer, Brian Kearns, Chief Financial Officer and Treasurer, Kevin Smith, Vice President of Sales and Marketing, and William Schreck, Vice President of Logistics, (the “Named Executives”).  Each of the agreements provide for an annual base salary and eligibility to receive a bonus.  The salary and bonus amounts of the Named Executives are determined by the Board of Directors.  Additionally, the Named Executives are eligible to receive stock options, which are granted at the discretion of the Board of Directors, and in accordance with the Company’s policies regarding stock option grants.

Under the agreements, the Named Executive employees may be terminated at any time with or without cause, or by reason of death or disability.  In certain termination situations, the Company is liable to pay severance compensation to the Named Executive of between one year and three years.

Note 11.  Other Comprehensive (Loss) Income

The Company’s other comprehensive loss is comprised of unrealized losses on investment securities classified as available-for-sale. The components of comprehensive income and related taxes consisted of the following as of June 30, 2008, 2007 and 2006:

OTHER COMPREHENSIVE (LOSS) INCOME

	For Fiscal Year Ended June 30,
	2008	2007	2006
Other Comprehensive Loss:
Net (Loss) Income	$(2,318,059)	$(6,929,008)	$4,968,922
Unrealized Holding Gain (Loss) on Securities	62,174	74,769	(78,751)
Add: Tax savings at effective rate	(24,869)	(29,908)	31,500
Total Other Comprehensive Income (Loss)	37,305	44,861	(47,251)

Total Comprehensive (Loss) Income	$(2,280,754)	$(6,884,147)	$4,921,671

Note 12. Acquisition of Cody Laboratories, Inc.

On March 31, 2007, the Company wrote down $7,775,890 of a note receivable owed by Cody Laboratories, Inc.  The Company determined that the value of the note receivable was impaired, and on April 10, 2007, it was decided to complete the acquisition of Cody by forgiving the amount of loans that exceeded the fair value of assets received The remaining value of the amounts owed to Lannett approximated the value of Cody at the  acquisition date.

On April 10, 2007, the Company entered into a Stock Purchase Agreement to acquire Cody by purchasing all of the remaining shares of common stock of Cody. The Company initially acquired a 12.5% direct interest in Cody Labs in July 2005. The consideration for the April 10, 2007 acquisition was approximately $4,438,000, which represented the fair value of the tangible net assets acquired. The agreement also required Lannett to issue to the sellers 120,000 shares of unregistered common stock of the Company contingent upon the receipt of a license from a regulatory agency.  This license was subsequently received in July 2008.

Cody was a privately owned manufacturer and supplier of bulk active pharmaceutical ingredients (API).  The Company acquired all outstanding stock in this supplier in order to expand the breadth of its product offerings, and to maximize the profit margin on these products being offered.

The Company accounted for the transaction by following the guidance under SFAS 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring and under the purchase method of accounting as provided in SFAS 141, Business Combinations.  The operating results of the acquired business have been included in the consolidated statements of operations, financial condition and cash flows from April 10, 2007 (the acquisition date) through June 30, 2008  During the third quarter of Fiscal 2008, the Company adjusted the original purchase price allocation for Cody Labs, as a result of a study and additional analysis of assets acquired. The result of this study was to increase the deferred tax assets by $1,255,000 and decrease the value of Cody Labs’ property, plant and equipment by the same amount.

A condensed balance sheet of Cody at the date of acquisition, April 10, 2007, is as follows:

Cash	$157,962
Inventory	325,372
Other current assets	89,445
Total current assets	572,779

Property, plant and equipment, net	3,202,455
Deferred tax asset	1,255,000
Total assets	$5,030,234

Accounts payable	$258,660
Current portion of long-term debt	48,524
Accrued expenses	91,476
Total current liabilities	398,660

Long term debt, less current portion	193,417

Total shareholders’ equity	4,438,157

Total liabilities and shareholders’ equity	$5,030,234

The following pro forma historical results of operations for the years ended June 30, 2007 and 2006 are presented as if the Company had acquired Cody on July 1, 2005.

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

Note 13. Consolidation of Variable Interest Entity

Lannett consolidates any Variable Interest Entity (“VIE”) of which we are the primary beneficiary. The liabilities recognized as a result of consolidating a VIE do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating a VIE do not represent additional assets that could be used to satisfy claims against our general assets. Reflected in the June 30, 2008 and 2007 balance sheets are consolidated VIE assets of approximately $1.9 and $1.8 million, respectively, which are comprised mainly of land and building.  VIE liabilities consist of a mortgage on that property in the amount of $1.7 and $1.8 million at June 30, 2008 and 2007, respectively.

Cody LCI Realty LLC (“Realty”) is the only VIE that is consolidated.  Realty has been consolidated by Cody prior to its acquisition by Lannett.  Realty is a 50/50 joint venture with a former shareholder of Cody.  Its purpose was to acquire the facility used by Cody.  Until the acquisition of Cody in April 2007, Lannett had not consolidated the VIE because Cody had been the primary beneficiary of the VIE.  The risks associated with our interests in this VIE is limited to a decline in the value of the land and building as compared to the balance of the mortgage note on that property, up to Lannett’s 50% share of the venture.  Realty owns the land and building, and Cody leases the building and property from Realty for $16,000 per month.  All intercompany rent expense is eliminated upon consolidation with Cody.

The Company is not involved in any other VIE of which Lannett is primary beneficiary.

Note 14.   Employee Benefit Plan

The Company has a defined contribution 401k plan (the “Plan”) covering substantially all employees.  During calendar year 2006, Lannett matched employees’ contributions to the Lannett Company, Inc. 401(k) Retirement Savings Plan on a dollar for dollar basis up to 3% of an employee’s base salary, subject to regulatory limits.  Beginning in calendar year 2007 and continuing to present, Lannett matched contributions to the 401(k) plan on a fifty cents on the dollar basis up to 8% of the contributing employee’s base salary. Contributions to the Plan during the years ended June 30, 2008, 2007 and 2006 were approximately $350,000, $375,000, and $240,000, respectively.

Note 15.   Employee Stock Purchase Plan

In February 2003, the Company’s shareholders approved an Employee Stock Purchase Plan (“ESPP”).  Employees eligible to participate in the ESPP may purchase shares of the Company’s stock at 85% of the lower of the fair market value of the common stock on the first day of the calendar quarter, or the last day of the calendar quarter.  Under the ESPP, employees can authorize the Company to withhold up to 10% of their compensation during any quarterly offering period, subject to certain limitations.  The ESPP was implemented on April 1, 2003 and is qualified under Section 423 of the Internal Revenue Code.  The Board of Directors authorized an aggregate total of 1,125,000 shares of the Company’s common stock for issuance under the ESPP.  As of June 30, 2008, 126,260 shares have been issued under the ESPP.  Compensation expense of $25,208, $33,322, and $43,975 was recognized in fiscal years 2008, 2007 and 2006, respectively, relating to the ESPP.

Note 16.   Income Taxes

The provision (benefit) for income taxes consists of the following for the years ended June 30:

	2008	2007	2006

Current Income Taxes
Federal	$1,367,843	$(771,913)	$822,617
State and Local Taxes	—	—	—
Total	1,367,843	(771,913)	822,617

Deferred Income Taxes
Federal	(3,986,449)	1,503,322	2,281,537
State and Local Taxes	(757,405)	276,520	457,021
Total	(4,743,854)	1,779,842	2,738,558

Total	$(3,376,011)	$1,007,929	$3,561,175

A reconciliation of the differences between the effective rates and federal statutory rates is as follows:

	2008	2007	2006

Federal income tax at statutory rate	35.0%	35.0%	35.0%
State and local income tax, net	2.4%	0.0%	3.5%
Nondeductible expenses	-3.5%	-4.4%	3.0%
Change in valuation allowance	6.2%	-45.1%	0.0%
Income tax credits	15.3%	0.0%	0.0%
Other	3.9%	-2.5%	0.2%
Income taxes expense	59.3%	-17.0%	41.7%

The principal types of differences between assets and liabilities for financial statement and tax return purposes are accruals, reserves, impairment of intangibles, accumulated amortization, accumulated depreciation and stock compensation which began in Fiscal 2006.  A deferred tax asset is recorded for the future benefits created by the timing of accruals and reserves and the application of different amortization lives for financial statement and tax return purposes.  In addition to the deferred tax assets shown in the table below, a $6,482 current deferred tax liability is also included on the balance sheet related to the tax effect of accumulated other comprehensive income at June 30, 2008.  A deferred tax asset valuation allowance was established based on the likelihood that it is more likely than not that the Company will be unable to realize certain of the deferred tax assets.  A deferred tax liability is recorded for the future liability created by different depreciation methods for financial statement and tax return purposes.

As of June 30, 2008 and 2007, temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2008	2007
Deferred tax assets:
Accrued expenses	$30,550	$38,078
Stock compensation expense	673,154	515,100
Unearned grant funds	195,000	195,000
Reserve for returns	5,321,431	—
Reserves for accounts receivable and inventory	1,707,006	1,239,241
Intangible impairment	13,182,667	14,381,090
State net operating loss	207,700	560,752
Income tax credit carryforwards	63,083	—
Federal net operating loss	1,255,065	141,852
Impairment on Cody note receivable	2,106,798	2,106,798
Accumulated amortization on intangible asset	2,011,146	1,898,743
	26,753,600	21,076,654
Valuation allowance	(2,314,498)	(2,667,550)
Total	24,439,102	18,409,104

Deferred tax liabilities:
Prepaid expenses	54,570	73,479
Property, plant and equipment	3,179,344	3,129,356

Net deferred tax asset	$21,205,188	$15,206,269

On July 1, 2007, we adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

The Company did not recognize any additional current or deferred income tax assets or liabilities as a result of the implementation of FIN 48.  As a result, the Company has no unrecognized tax positions at June 30, 2008.  Should future tax positions or portions thereof not be recognized under FIN 48, the Company will recognize interest accrued on unrecognized tax benefits in interest expense and any related penalties in operating expenses.

The Company files tax returns in the United States federal jurisdiction, Pennsylvania and New Jersey.  The Company’s tax returns for years prior to 2004 generally are no longer subject to review as such years generally are closed. The Company is not currently involved with any reviews by any taxing authorities.  The Company believes that an unfavorable resolution for open tax years would not be material to the financial position of the Company.

In the third quarter of Fiscal 2008, the Company adjusted the original purchase price allocation for Cody, as a result of a study and additional analysis of assets acquired. The result of this study was to increase the deferred tax assets by $1,255,065 and decrease the value of Cody’s property, plant and equipment by the same amount.  This adjustment was made  in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations.

This income tax benefit is related to Cody’s federal net operation loss (NOL) carry forwards totaling approximately $ 3,774,000 with $1,902,000 expiring in 2026 and $1,872,000 in 2027. The income tax benefit associated with the NOL carry forwards has been recognized in accordance with Section 382 of the Internal Revenue Code of 1986.

Note 17.   Related Party Transactions

The Company had sales of approximately $787,000, $763,000, and $1,143,000 during the years ended June 30, 2008, 2007 and 2006, respectively, to a generic distributor, Auburn Pharmaceutical Company. Jeffrey Farber (the “related party”), who is a current board member and the son of the Chairman of the Board of Directors and principal shareholder of the Company, William Farber, is the owner of Auburn Pharmaceutical Company.  Accounts receivable includes amounts due from the related party of approximately $305,000 and 109,000 at June 30, 2008 and 2007, respectively.  In the Company’s opinion, the terms of these transactions were not more favorable to the related party than would have been to a non-related party.

In January 2005, Lannett Holdings, Inc. entered into an agreement in which the Company purchased for $100,000 and future royalty payments the proprietary rights to manufacture and distribute a product for which Pharmeral, Inc. owned the ANDA.  During fiscal 2008, Pharmeral agreed to suspend the requirement to make royalty payments under this agreement. In Fiscal 2008, the Company obtained FDA approval to use the proprietary rights.  The Company has capitalized these rights as an indefinite lived intangible asset and will test this asset for impairment at least on an annual basis.  Arthur Bedrosian, President of the Company, Inc. was formerly the President and Chief Executive Officer and currently owns 100% of Pharmeral, Inc.  This transaction was approved by the Board of Directors of the Company and in their opinion the terms were not more favorable to the related party than they would have been to a non-related party.

As of June 30, 2008, the Company had approximately $983,000 of deferred revenue, representing payments received from Provell Pharmaceuticals, LLC (“Provell”) for inventory purchased from Lannett. The Company recognized revenue of approximately $141,000 during the fiscal year ended June 30, 2008.  Accounts receivable includes amounts due from the related party of approximately $60,000 at June 30, 2008.   Provell is a joint venture to distribute pharmaceutical products through mail order outlets.  Lannett was given 33% ownership of this venture in exchange for access to Lannett’s drug providers.  The investment is valued at zero, due to losses incurred to date by Provell.

Note 18.   Material Contracts with Suppliers

Jerome Stevens Pharmaceuticals agreement:

The Company’s primary finished product inventory supplier is Jerome Stevens Pharmaceuticals, Inc. (JSP), in Bohemia, New York.  Purchases of finished goods inventory from JSP accounted for approximately 71% of the Company’s inventory purchases in Fiscal 2008, 63% in Fiscal 2007 and 76% in Fiscal 2006.  On March 23, 2004, the Company entered into an agreement with JSP for the exclusive distribution rights in the United States to the current line of JSP products, in exchange for four million (4,000,000) shares of the Company’s common stock.  The JSP products covered under the agreement included Butalbital, Aspirin, Caffeine with Codeine Phosphate capsules, Digoxin tablets and Levothyroxine Sodium tablets, sold generically and under the brand name Unithroid®.  The term of the agreement is ten years, beginning on March 23, 2004 and continuing through March 22, 2014.  Both Lannett and JSP have the right to terminate the contract if one of the parties does not cure a material breach of the contract within thirty (30) days of notice from the non-breaching party.

During the term of the agreement, the Company is required to use commercially reasonable efforts to purchase minimum dollar quantities of JSP’s products being distributed by the Company.  The minimum quantity to be purchased in the first year of the agreement is $15.0 million.  Thereafter, the minimum quantity to be purchased increases by $1.0 million per year up to 24 million for the last year of the ten-year contract.  The Company has met the minimum purchase requirement for the first four years of the contract, but there is no guarantee that the Company will be able to continue to do so in the future. If the Company does not meet the minimum purchase requirements, JSP’s sole remedy is to terminate the agreement.

Under the agreement, JSP is entitled to nominate one person to serve on the Company’s Board of Directors (the “Board”) provided, however, that the Board shall have the right to reasonably approve any such nominee in order to fulfill its fiduciary duty by ascertaining that such person is suitable for membership on the board of a publicly traded corporation. Suitability is determined by, but not limited to, the requirements of the Securities and Exchange Commission, the American Stock Exchange, and other applicable laws, including the Sarbanes-Oxley Act of 2002.  As of June 30, 2008, JSP has not exercised the nomination provision of the agreement.

Other agreements:

In August 2005, the Company signed an agreement with a finished goods provider to purchase, at fixed prices, and distribute a certain generic pharmaceutical product in the United States.  Purchases of finished goods inventory from this provider accounted for approximately 14% of the Company’s costs of purchased inventory in Fiscal 2008, 23% in 2007, and 11% in 2006.  The term of the agreement is three years, beginning on August 22, 2005 and continuing through August 21, 2008.  Following its expiration on August 21, 2008, the agreement was not renewed.

Note 19. Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt obligations. The carrying values of these assets and liabilities approximate fair value based upon the short-term nature of these instruments.  The Company has estimated that the fair value of long-term debt associated with the 20 year mortgage on its land and building in Cody, Wyoming approximates the discounted amount of future payments to the mortgage-holder.  There is no market for this type of financial liability.

Note 20. Quarterly Financial Information (Unaudited)

Lannett’s quarterly consolidated results of operations and market price information are shown below:

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Fiscal 2008
Net Sales	$20,748,799	$16,579,512	$17,534,942	$17,540,030
Cost of Goods Sold	17,878,596	12,682,018	13,107,326	12,434,272
Gross Profit	2,870,203	3,897,494	4,427,616	5,105,758
Other Operating Expenses	5,553,598	5,739,007 #	5,201,499	5,231,858
Operating (Loss) Income	(2,683,395)	(1,841,513)	(773,883)	(126,100)
Other (Expense) Income	(98,691)	(29,786)	(43,647)	(46,746)
Income Taxes	(2,554,889)	(615,454)	(159,983)	(45,685)
Minority Interest	50,309
Net (Loss) Income	(277,506)	(1,255,845)	(657,547)	(127,161)
Basic (Loss) Earnings Per Share	$(0.01)	$(0.05)	$(0.03)	$(0.01)
Diluted (Loss) Earnings Per Share	$(0.01)	$(0.05)	$(0.03)	$(0.01)

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Fiscal 2007
Net Sales	$17,390,842	$20,302,576	$22,916,347	$21,967,826
Cost of Goods Sold	14,441,928	15,090,163	17,790,927	13,829,586
Gross Profit	2,948,914	5,212,413	5,125,420	8,138,240
Other Operating Expenses	5,143,647	12,661,477 #	3,577,296	6,006,976
Operating (Loss) Income	(2,194,733)	(7,449,064)	1,548,124	2,131,264
Other (Expense) Income	(57,978)	22,898	43,828	34,582
Income Taxes	322,138	(818,807)	636,781	867,817
Net (Loss) Income	(2,574,849)	(6,607,359)	955,171	1,298,029
Basic (Loss) Earnings Per Share	$(0.11)	$(0.27)	$0.04	$0.05
Diluted (Loss) Earnings Per Share	$(0.11)	$(0.27)	$0.04	$0.05

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Fiscal 2006
Net Sales	$19,452,896	$15,737,180	$15,228,767	$13,641,532
Cost of Goods Sold	10,015,296	9,850,322	8,510,141	7,308,951
Gross Profit	9,437,600	5,886,858	6,718,626	6,332,581
Other Operating Expenses	7,770,915	3,806,703	4,625,893	3,718,236
Operating Income	1,666,685	2,080,155	2,092,733	2,614,345
Other Income (Expense)	(8,632)	30,906	13,859	40,046
Income Taxes	808,840	856,402	842,518	1,053,415
Net Income	849,213	1,254,659	1,264,074	1,600,976
Basic Earnings Per Share	$0.04	$0.05	$0.05	$0.07
Diluted Earnings Per Share	$0.04	$0.05	$0.05	$0.07

On March 31, 2007, the Company wrote down $7,775,890 of a note receivable owed by Cody Laboratories, Inc.  The Company determined that the value of the note receivable was impaired, and on April 10, 2007, it was decided to complete the acquisition of Cody by forgiving the amount of loans that exceeded the fair value of assets received.  The remaining value of the amounts owed approximated the value of Cody at the time of the acquisition.

Net sales for the fourth quarter of Fiscal 2007 have decreased as a result of change in sales mix and customer mix.  The Company was able to increase sales to retail drug stores, however the Company experienced declines in sales to wholesaler customers.  This change in mix is a result of purchasing patterns of wholesalers and revised purchase agreements with the wholesalers.

In the fourth quarter of Fiscal 2008 net sales increased largely due to a product recall of one of Lannett’s competitors.  Overall net sales for Fiscal 2008 decreased over Fiscal 2007 as a result of the increased competition in the generic drug market which adversely affected Lannett’s sales of drugs used for the treatment of epilepsy and antibiotic drugs.  Retail chain sales increased significantly in Fiscal Year 2008 as a result of an increase in the number of products available for sale and a significant increase in the number of retails stores of one of our customers.

Also during the fourth quarter of Fiscal 2008, we increased our returns reserve by $10.5 million, reflecting our expectation that 100% of the shipments of Prenatal Multivitamin made in the fourth quarter would be returned.  Our expectation that all of the product would be returned was based on our inability to have the product specified as a brand equivalent, and information from our customers regarding their intentions to return the product.  In addition, we increased the returns reserve in the fourth quarter by approximately $1.5 million based on an analysis of our historical returns experience, the average lag time between sales and returns and an evaluation of changing buying and inventory trends of both our direct and indirect customers.   As this change resulted from new information that has allowed us to better estimate the average length of time between product sales and returns, we consider it to be a change in estimate as defined in SFAS 154: Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Lannett Company, Inc. and Subsidiaries

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Lannett Company, Inc. and Subsidiaries referred to in our report dated September 29, 2008.  Our report on the consolidated financial statements includes an explanatory paragraph, which discusses the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Tax Positions.  Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under item 15, which is the responsibility of the Company’s management.  In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
September 29, 2008

Schedule II - Valuation and Qualifying Accounts

For the year ended June 30, 2008

Description	Balance at Beginning of Fiscal Year	Charged to (reduction of) Expense	Deductions	Balance at End of Fiscal Year

Allowance for Doubtful Accounts
2008	$250,000	$48,284	$91,133	$207,151
2007	250,000	—	—	250,000
2006	70,000	180,000	—	250,000

Inventory Valuation
2008	$923,920	$2,679,902	$1,961,154	$1,642,668
2007	1,054,499	1,717,357	1,847,936	923,920
2006	5,300,000	(1,515,589)	2,729,912	1,054,499